
03057682

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM SE**

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS**

Emera Inc.
Exact Name of registrant as specified in charter

0001127248
Registrant CIK Number


MAY 15 2003

Form U5S (for the year ended December 31, 2002)
Electronic report, schedule or registration statement of which the document are a part (give period of report)

30 - 37
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

**SIGNATURES**

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2003

Emera Inc.
By: Richard J. Smith
Richard J. Smith
Corporate Secretary and General Counsel


PROCESSED
MAY 16 2003
THOMSON
FINANCIAL

## Exhibit Index

| Exhibit | |
|---|---|
| B-1 | Emera Energy Incorporated Memorandum of Association |
| B-2 | Emera Energy Incorporated Articles of Association |
| B-3 | Certificate of Name Change documenting 3054167 Nova Scotia Limited's name change to Emera Energy Incorporated |
| C | Emera Inc. Trust Indenture, dated April 17, 2001 |
| G | Emera Inc. and Subsidiaries Organizational Chart |
| H | Nova Scotia Power Inc. Financial Statements as of and for the year ended December 31, 2002 and 2001 and Management's Discussion and Analysis |

Exhibit B-1

# MEMORANDUM OF ASSOCIATION

# OF

# 3054167 NOVA SCOTIA LIMITED

1. The name of the Company in all its language forms is:

**3054167 NOVA SCOTIA LIMITED**

2. The Company shall have all the powers, capacity, rights and privileges of a natural person including the capacity, without the confirmation of the Supreme Court of Nova Scotia, or a Judge thereof, to:

   (a) sell or dispose of its undertaking, or a substantial part thereof;

   (b) distribute any of its property in specie among its members; or

   (c) amalgamate with any company or other body of persons.

3. The liability of the members is limited.

4. The capital of the company shall consist of:

   1,000,000 common shares without nominal or par value

with power to divide the shares in the capital for the time being into several classes and/or to attach thereto respectively any preferential, deferred or qualified rights, privileges or conditions, including restrictions on voting rights and including redemption and purchase of such shares, subject however to the provisions of the Companies Act.

The undersigned subscriber is desirous of being formed into a company in pursuance of this Memorandum of Association and respectively agrees to take the number and kind of shares in the capital stock of the Company set below my name and address.

**Name, Address and No. of Shares taken by Subscriber**



Robert W. Carmichael
Suite 1100
1959 Upper Water Street
Halifax, Nova Scotia
one common share without nominal or par value

Witness to the above signature

DATED the 12th day of March, 2001.

**PROVINCE OF NOVA SCOTIA**
**HALIFAX REGIONAL MUNICIPALITY**

**IN THE MATTER OF THE INCORPORATION**

**OF**

**3054167 NOVA SCOTIA LIMITED**

**- and -**

**IN THE MATTER OF THE *EVIDENCE ACT***

I, Robert W. Carmichael, Barrister, of Halifax, Halifax Regional Municipality, Province of Nova Scotia, do hereby declare as follows:

1. I have been engaged in the formation of 3054167 Nova Scotia Limited about to be incorporated under the *Companies Act.*

2. All the requirements of the *Companies Act* in respect of registration and of matters precedent and incidental thereto have been duly complied with.

AND I make this solemn declaration conscientiously believing the same to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the *Evidence Act.*

| | | |
|---|---|---|
| **DECLARED** by the above-named Declarant, before me, at Halifax, Halifax Regional Municipality, Province of Nova Scotia, the 13th day of March, 2001. | ) ) ) ) ) ) ) ) ) |  |
| A Barrister of the Supreme Court of Nova Scotia | | Robert W. Carmichael |


JONATHAN GALE

**3054167 NOVA SCOTIA LIMITED**

**RESOLUTION OF THE SOLE SHAREHOLDER**

**BE IT RESOLVED** as a special resolution of the company that the company's articles of association be repealed and the attached substituted therefore.

**CERTIFICATE**

I hereby certify that the foregoing is a true copy of a special resolution dated the 25th day of May, 2001 signed by the sole shareholder of the company in the manner authorized by law and that said special resolution is now in full force and effect.

DATED the 25th day of May, 2001.



Richard J. Smith - Secretary

17869/0064/408192/8QY_01I.WPD

filed June 4, 2001

# ARTICLES OF ASSOCIATION

## OF

# 3054167 NOVA SCOTIA LIMITED

## INTERPRETATION

1. In these Articles, unless there be something in the subject or context inconsistent therewith:

(a) "the Act" means the *Companies Act*, R.S.N.S. 1989, c.81 and all amendments thereto;

(b) "the Board" means the Board of Directors of the Company;

(c) "the Company" means 3054167 Nova Scotia Limited;

(d) "the Directors" means the members of the Board of Directors of the Company for the time being;

(e) "the Office" means the registered office for the time being of the Company;

(f) "the Register" means the register of members kept pursuant to Section 42 of the Act;

(g) "the Registrar" means the Registrar of Joint Stock Companies appointed under the Act and includes the Deputy Registrar or any person authorized by the Governor in Council to perform the duties of the Registrar in his absence;

(h) "month" means calendar month;

(i) "in writing" and "written" includes printing, lithography and other modes of representing or reproducing words in visible form;

(j) "these Articles" include these Articles of Association and all amendments thereto;

(k) "reporting issuer" shall have the meanings as set out in Section 2 of the Act;

(l) "Secretary" includes any person appointed to perform the duties of the Secretary temporarily;

(m) "special resolution" has the meaning assigned by Section 87 of the Act;

(n) words importing the singular number only include the plural number and vice versa;

(o) words importing the masculine gender only include the feminine gender;

(p) words importing persons include corporations and any other entity, including partnerships and limited partners.

2. The regulations appearing in Table A in the First Schedule to the Act shall not apply to the Company.

3. The Directors may enter into and carry into effect or adopt and carry into effect any agreement or agreements made in connection with the incorporation of the Company on behalf of the Company and shall have full power to agree to any modification in the terms of any such agreement or agreements, either before or after their execution.

4. The Directors may, out of any moneys of the Company, pay all expenses incurred for the formation and establishment of the Company.

5. The business of the Company may be commenced as soon as the Directors think fit.

## SHARES

6. The Directors shall control the shares and, subject to the provisions of these Articles, may allot or otherwise dispose of them to such persons at such times, on such terms and conditions, for such consideration and either at a premium or at par as they think fit.

7. The Directors may pay on behalf of the Company a reasonable commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company.

8. On the issue of shares the Company may arrange among the holders thereof differences in the calls to be paid and in the times for their payment.

9. If the whole or part of the allotment price of any shares is, by the conditions of their allotment, payable in instalments, every such instalment shall, when due, be payable to the Company by the person who is at such time the registered holder of the shares.

10. Shares may be registered in the names of joint holders not exceeding three in number.

11. The joint holders of a share shall be severally as well as jointly liable for the payment of all instalments and calls due in respect of such share. On the death of one or more joint holders of shares the survivor or survivors of them shall alone be recognized by the Company as having title to the shares.

12. Save as herein otherwise provided, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or required by statute, be bound to recognize any equitable or other claim to or interest in such share on the part of any other person.

## CERTIFICATES

13. Certificates of title to shares shall be in such form as the Directors may from time to time approve.

14. Certificates of title to shares shall be signed (i) by the President, a Vice-President or a Director, and (ii) by the Secretary, an Assistant Secretary or such other persons as the Directors may authorize and, if the Directors have appointed a transfer agent for the Company, (iii) by an authorized officer of such transfer agent. The signature of the President or Vice-President and, if a transfer agent has been appointed, of the Secretary or Assistant Secretary may be engraved, lithographed or printed upon the certificates or any one or more of them and all such certificates, when so executed shall be valid and binding upon the Company. If the Company has appointed only one Director and officer, share certificates shall be signed by that Director alone as sole Director.

15. Subject to any regulations made at any time by the Directors, each shareholder may have title to the shares registered in such shareholder's name evidenced by any number of certificates so long as the aggregate of the shares stipulated in such certificates equals the aggregate registered in such name.

16. Where shares are registered in the names of two or more persons, the Company shall not be bound to issue more than one certificate or one set of certificates, and such certificate or set of certificates shall be delivered to the person first named on the register.

17. Any certificate that has become worn, damaged or defaced may, upon its surrender to the Directors, be cancelled and replaced by a new certificate. Any certificate that has become lost or destroyed may also be replaced by a new certificate upon proof of such loss or destruction to the satisfaction of the Directors and the furnishing to the Company of such undertakings of indemnity as the Directors deem adequate.

18. The sum of one dollar or such other sum as the Directors from time to time determine shall be paid to the Company for every certificate other than the first certificate issued to any holder in respect of any share or shares.

19. The Directors may cause one or more branch registers of members to be kept in any place or places, whether inside or outside of Nova Scotia.

## CALLS

20. The Directors may from time to time make such calls as they think fit upon the shareholders in respect of all monies unpaid on the shares held by them respectively and not made payable at fixed times by the conditions on which such shares were allotted and each shareholder shall pay the

amount of every call so made to the persons and at the times and places appointed by the Directors. A call may be made payable by instalments.

21. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

22. At least fourteen days' notice of any call shall be given, and such notice shall specify the time and place at which and the person to whom such call shall be paid.

23. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for the payment thereof, the holder for the time being of the share in respect of which the call has been made or the instalment is due shall pay interest on such call or instalment at the rate of fifteen per centum per annum from the day appointed for the payment thereof up to the time of actual payment.

24. At the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the shareholder sued is entered on the register as the holder or one of the holders of the share or shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the shareholder sued in pursuance of these Articles. It shall not be necessary to prove the appointment of the Directors who made such call or any other matters whatsoever and the proof of the matters stipulated shall be conclusive evidence of the debt.

25. The Directors may, if they think fit, receive from any shareholder willing to advance it all or any part of the monies due upon shares held by him or her beyond the sums actually called for; and upon the monies so paid or satisfied in advance or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance has been made the Company may pay interest at such rate, not exceeding fifteen per centum per annum, as the shareholder paying such sum in advance and the Directors agree upon, or the Directors may agree with such shareholder that the shareholder may participate in profits upon the amount so paid or satisfied in advance.

## FORFEITURE OF SHARES

26. If any shareholder fails to pay any call or instalment on or before the day appointed for payment, the Directors may at any time thereafter while the call or instalment remains unpaid serve a notice on such shareholder requiring him or her to pay the call or instalment together with any interest that may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

27. The notice shall name a day (not being less than fourteen days after the date of the notice) and a place or places on and at which such call or instalment and such interest and expenses are to be paid. The notice shall also state that, in the event of non-payment on or before the day and at the place or one of the places so named, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

28. If the requirements of any such notice are not complied with, any shares in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

29. When any share has been so forfeited, notice of the resolution shall be given to the shareholder in whose name it stood immediately prior to the forfeiture and an entry of the forfeiture shall be made in the register.

30. Any share so forfeited shall be deemed the property of the Company and the Directors may sell, re-allot or otherwise dispose of it in such manner as they think fit.

31. Directors may at any time before any share so forfeited has been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit.

32. Any shareholder whose shares have been forfeited shall nevertheless be liable to pay and shall forthwith pay to the Company all calls, instalments, interest and expenses owing upon or in respect of such shares at the time of the forfeiture together with interest thereon at the rate of fifteen per cent per annum from the time of forfeiture until payment. The Directors may enforce such payment if they think fit, but are under no obligation to do so.

33. A certificate in writing under the hands of two of the Directors and countersigned by the Secretary or a certificate under the hand of the sole Director if there be only one stating that a share has been duly forfeited on a specified date in pursuance of these Articles and the time when it was forfeited shall be conclusive evidence of the facts therein stated as against all persons who would have been entitled to the share but for such forfeiture.

## LIEN ON SHARES

34. The Company shall have a first and paramount lien upon all shares (other than fully paid up shares) registered in the name of each shareholder (whether solely or jointly with others) and upon the proceeds from the sale thereof for the debts, liabilities and other engagements of the shareholder, solely or jointly with any other person, to or with the Company, whether or not the period for the payment, fulfilment or discharge thereof has actually arrived, and such lien shall extend to all dividends from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of any lien of the Company on such shares.

35. For the purpose of enforcing such lien the Directors may sell the shares subject to it in such manner as they think fit; but no sale shall be made until the period for the payment, fulfilment or discharge of such debts, liabilities or other engagements has arrived, and until notice in writing of the intention to sell has been given to such shareholder, or his or her executors or administrators and default has been made by the shareholder or the executors or administrators in such payment, fulfilment or discharge for seven days after such notice.

36. The net proceeds of any such sale after the payment of all costs shall be applied in or towards the satisfaction of such debts, liabilities or engagements and the residue, if any, paid to such shareholder or the shareholder's executors, administrators or assigns.

## VALIDITY OF SALES

37. Upon any sale after forfeiture or the enforcing of a lien in purported exercise of the powers given by these Articles the Directors may cause the purchaser's name to be entered in the register in respect of the shares sold, and the purchaser shall not be bound to see to the regularity of the proceedings or to the application of the purchase money, and after the purchaser's name has been entered in the register in respect of such shares the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

## TRANSFER OF SHARES

38. The instrument of transfer of any share in the Company shall be signed by the transferor. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect thereof and shall be entitled to receive any dividend declared thereon before the registration of the transfer.

39. The instrument of transfer of any share shall be in writing in the following form or as near thereto as circumstances will permit:

For value received I (we) assign and transfer unto

_______________________________________

Please insert social insurance number or other tax identifying number of assignee

_______________________________________

Please print name and address including postal code of assignee

__________ shares of the Company represented by this certificate.

Date ________________________

Signature _________________________________

40. The Company is a private company, and:

(a) no transfer of any share or prescribed security shall be effective unless or until approved by the Directors;

(b) the number of holders of issued and outstanding prescribed securities or shares of the Company, exclusive of persons who are in the employment of the Company and exclusive of persons who having been formerly in the employment of the Company, were, while in that employment and have continued after termination of that employment to own at least one prescribed security or share of the Company shall not exceed fifty (50), two or more persons or companies who are the joint registered owners of one or more prescribed securities or shares being counted as one holder; and

(c) the Company shall not invite the public to subscribe for any of its securities.

In this Article, "private company" and " securities" have the meanings ascribed to those terms in the Securities Act (Nova Scotia) and "prescribed security" means any of the securities prescribed by the Nova Scotia Securities Commission from time to time for the purpose of the definition of "private company" in the Securities Act (Nova Scotia).

41. The Directors may, without assigning any reason therefor, decline to register any transfer of shares not fully paid up or upon which the Company has a lien.

42. Every instrument of transfer shall be left at the office of the Company or its transfer agent where the principal or a branch register of members is maintained for registration together with the certificate of the shares to be transferred and such other evidence as the Company may require to prove the title of the transferor or his or her right to transfer the shares.

43. A fee not exceeding Five Dollars ($5.00) may be charged for each transfer and shall, if required by the Directors, be paid before its registration.

44. Every instrument of transfer shall, after its registration, remain in the custody of the Company.

45. Any instrument of transfer that the Directors decline to register shall, except in case of fraud, be returned to the person who deposited it.

**TRANSMISSION OF SHARES**

46. The executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognized by the Company as having any title to the shares registered in the name of such member. When a share is registered in the names of two or more joint holders, the survivor or survivors or the executors or administrators of the deceased survivor, shall be the only persons recognized by the Company as having any title to, or interest in, such share.

47. Notwithstanding anything in these Articles, if the Company has only one member, not being one of several joint holders, and that member dies, the executors or administrators of such deceased member shall be entitled to register themselves in the register of members as the holders of such deceased member's share whereupon they shall have all the rights given by these Articles and law to members.

48. Any person becoming entitled to shares in consequence of the death or bankruptcy of any member or in any way other than by allotment or transfer upon producing such evidence of being entitled to act in the capacity claimed or of his or her title to the shares as the Directors think sufficient, may, with the consent of the Directors, (which they shall not be under any obligation to give) be registered as a member in respect of such shares, or may, without being registered, transfer such shares subject to the provisions of these Articles respecting the transfer of shares.

49. The Directors shall have the same right to refuse to register a person entitled by transmission to any shares, or that person's nominee, as if the person were the transferee named in an ordinary transfer presented for registration.

## RECORD DATES

50. Notwithstanding anything contained in the Act:

(a) For the purpose of determining shareholders

(i) entitled to receive payment of a dividend;

(ii) entitled to participate in a liquidation distribution; or

(iii) for any other purpose except the right to receive notice of or to vote at a meeting,

the Directors may fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than fifty days the particular action to be taken;

(b) For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the Directors may fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than fifty days or by less than twenty-one days the date on which the meeting is to be held;

(c) If no record date is fixed,

(i) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(A) at the close of business on the day immediately preceding the day on which the notice is given; or

(B) if no notice is given, the day on which the meeting is held; and

(ii) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the Directors pass the resolution relating thereto;

(d) If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the Register at the close of business on the day the directors fix the record date, notice thereof shall, not less than seven days before the date so fixed, be given

(i) by advertisement in a newspaper published or distributed in the place where the corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(ii) by written notice to any stock exchange in Canada on which the shares of the Company are listed for trading.

## SHARE WARRANTS

51. The Company, with respect to fully paid-up shares, may issue under its Common Seal warrants (hereinafter called "Share Warrants") stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares included in such warrants.

52. The Directors may determine, and from time to time vary, the conditions upon which share warrants will be issued and, in particular, the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which the bearer of a share warrant will be entitled to attend and vote at general meetings, or upon which a share warrant may be surrendered and the name of the bearer entered in the register in respect of the shares therein specified. Subject to such conditions and to these Articles the bearer of a share warrant shall be a member to the full extent. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such warrant.

## INCREASE AND REDUCTION OF CAPITAL

53. The Company may from time to time, by a resolution of its shareholders passed at a general meeting, increase its capital by the creation of new shares of such amount as it thinks expedient.

54. The new shares may be issued upon such terms and conditions and with such rights and privileges annexed thereto as the Company in general meeting determines or, if no direction is given, as the Directors determine, and in particular (but without limiting the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and to the assets of the Company upon distribution and with a special or without any right of voting.

55. The Company in general meeting may, before the issue of any new shares, determine that such shares or any of them, shall be offered in the first instance to all the then members or to the members of any class of shareholders in proportion to the amount of the capital held by them, or make any other provisions as to the issue and allotment of such shares. In default of any such

determination or to the extent that it does not apply, the new shares may be dealt with as if they formed part of the shares in the original capital.

56. Except so far as otherwise provided by the conditions of issue or these Articles, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to payment of calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

57. Subject to the rights, if any, of the holders of shares of any class or series of shares to vote separately as a class or series thereon, the Company may, from time to time, by special resolution reduce its share capital and any capital redemption reserve fund in any way, and having done so shall in accordance with the Act seek an order of the Court confirming such reduction.

## REDEMPTION OF SHARES

58. Subject to the provisions of the Act from time to time in force, the Company may redeem, purchase or otherwise acquire shares issued by it. The Directors may determine the manner and terms for redeeming, purchasing or otherwise acquiring such shares and may from time to time provide a sinking fund on such terms as they think fit for the redemption, purchase or acquisition of such shares. Preference shares which by their provisions may be redeemed or purchased by the Company shall be redeemed subject to such provisions.

## ALTERATION OF CAPITAL

59. The Company may from time to time in general meeting consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

60. The Company may from time to time in general meeting convert all or any of its paid-up shares into stock and re-convert that stock into paid-up shares of any denomination.

61. The Company may from time to time by special resolution subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived. The special resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of such shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others or other.

62. The Company may from time to time in general meeting exchange shares of one denomination for another.

63. The Company may from time to time in general meeting cancel shares which at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

64. The Company may from time to time by special resolution convert any part of its unissued share capital into preference shares redeemable or purchasable by the Company in the manner provided in the Act.

65. The Company may from time to time by special resolution provide for the issue of shares without any nominal or par value provided that, upon any such issue, a declaration executed by the Secretary of the Company must be filed with the Registrar stating the number of shares issued and the amount received therefor.

66. The Company may from time to time by special resolution convert all or any of its previously authorized, unissued or issued, fully paid-up shares other than preferred shares, with nominal or par value into the same number of shares without any nominal or par value, and reduce, maintain or increase accordingly its liability on any of its shares so converted; provided that in the power to reduce its liability on any of its shares so converted may, where it results in a reduction of capital, only be exercised subject to confirmation by the courts as provided by the Act.

67. The Company may from time to time by special resolution convert all or any of its previously authorized, unissued or issued, fully paid-up shares without nominal or par value into the same or a different number of shares with nominal or par value. For such purpose the shares issued without nominal or par value and replaced by shares with a nominal or par value shall be considered as fully paid, but their aggregate par value shall not exceed the value of the net assets of the Company as represented by the shares without par value before the conversion.

68. Subject to the provisions of the Act, from time to time in force, the Company may, if authorized by special resolution, purchase or otherwise acquire shares issued by it.

69. Subject to the provisions of the Act from time to time in force, the Company may redeem or purchase any preference shares which by their provisions may be redeemed or purchased by the Company. The Directors may, subject to such provisions, determine the manner and the terms for redeeming or purchasing such preference shares and may from time to time provide a sinking fund on such terms as they think fit for the redemption or purchase of preference shares of any class or series.

## CLASSES OF SHARES

70. Subject to the provisions of the Company's Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred or other special rights, or with such restrictions, whether in regard to dividends, voting, return of share capital or otherwise, as the Company from time to time determines by special resolution.

## MODIFICATION OF RIGHTS OF SHAREHOLDERS

71. The rights, privileges, restrictions and conditions attached to a class or series of shares may be added to, changed or removed only with the prior approval of the holders of the issued shares of

that class or series given as specified herein, in addition to any vote or authorization required by law. Any approval of the holders of the shares with respect to the modification of the rights, privileges, restrictions and conditions attached to the shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given either (i) by resolution signed by all the holders of the issued and outstanding shares of the class or series, or (ii) passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the shares who voted in respect of that resolution at a meeting of the holders of the shares duly called for that purpose at which the holders of at least fifty percent (50%) of the outstanding shares of that class or series are present in person or represented by proxy, or, if such quorum is not present at such meeting, at an adjournment thereof at which the holders of shares of that class or series then present in person or represented by proxy shall constitute a quorum for all purposes. The formalities to be observed with respect to proxies, the giving of notice, voting, and the conduct of any such meeting or any adjourned meeting shall be those from time to time prescribed by these Articles or otherwise prescribed by law with respect to meetings of shareholders.

This Article shall not be deemed by implication to limit, restrict or curtail the power of modification which the Company would have if this Article were omitted.

## SURRENDER OF SHARES

72. The Directors may accept the surrender of any share by way of compromise of any question as to the holder being properly registered in respect thereof. Any share so surrendered may be disposed of in the same manner as a forfeited share.

## BORROWING POWERS AND POWER OF GUARANTEE

73. The Directors on behalf of the Company may from time to time in their discretion:

(a) raise or borrow money for the purposes of the Company;

(b) secure the repayment of moneys so raised or borrowed in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the execution and delivery of mortgages of the Company's real or personal property, or by the issue of bonds, debentures or debenture stock of the Company secured by mortgage or other charge upon all or any part of the property of the Company, both present and future, including its uncalled capital for the time being;

(c) sign or endorse bills, notes, acceptances, cheques, contracts, and other evidence of or securities for money borrowed or to be borrowed for the purposes aforesaid;

(d) pledge debentures as security for loans.

74. Bonds, debentures and other securities may be made assignable, free from any equities between the Company and the person to whom such securities were issued.

75. Any bonds, debentures and other securities may be issued at a discount, premium or otherwise and with special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and other matters.

76. The Directors, on behalf of the Company, may from time to time, and in their discretion, guarantee the performance of liabilities, contracts and loans of any kind whatsoever, and may give any postponements required in connection with that guarantee, and may, as security for such guarantee, mortgage, pledge, hypothecate or otherwise charge the whole or any of the Company's property, real or personal.

## MEETINGS

77. Ordinary general meetings shall be held at least once in every calendar year at such time and place as may be determined by the Directors and not later than fifteen months after the preceding ordinary general meeting. All other meetings of the Company shall be called special general meetings.

78. The Directors may whenever they think fit, convene a special general meeting and they shall, upon the requisition of members of the Company holding not less than five percent of the total voting rights of all the members having at the date of the deposit of the requisition a right to vote at general meetings of the Company and in respect of whose shares all calls or other sums then due have been paid, forthwith proceed to convene a special general meeting of the Company, to be held at such time and place as the Directors determine.

79. The requisition shall state the objects of the meeting requested, be signed by the members making it and deposited at the registered office of the Company. It may consist of several documents in like form each signed by one or more of the requisitionists.

80. If the Directors do not proceed to cause a meeting to be held within twenty-one days (21) days from the date that the requisition is so deposited, the requisitionists, or a majority of them in value, may themselves convene a meeting, provided it is held within three (3) months after the date of the deposit of the requisition.

81. If at any such meeting a resolution requiring confirmation at another meeting is passed, the Directors shall forthwith convene a further special general meeting for the purpose of considering such resolution and, if thought fit, of confirming it as a special resolution; and if the Directors do not convene the meeting within seven days from the date of the passing of the first resolution, the requisitionists, or a majority of them in value, may themselves convene the meeting.

82. Such meetings shall be convened as nearly as possible as meetings are to be convened by the Directors.

83. At least twenty-one (21) days' notice of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the members entitled to be present at such meeting by notice given in

accordance with the provisions of these Articles. Subject to any exemption authorized pursuant to the Act, when the Company is a reporting issuer, it shall, concurrently with or prior to sending notice of a meeting of the Company, send a form of proxy to each member who is entitled to receive notice of the meeting. With the consent in writing of all the members entitled to vote at such meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or if all the members are present at a meeting either in person or by proxy, notice of the time, place and purpose of the meeting may be waived.

84. When it is proposed to pass a special resolution, the two meetings may be convened by the same notice, and it shall be no objection to such notice that it only convenes the second meeting contingently upon the resolution being passed by the requisite majority at the first meeting.

85. The accidental omission to give any such notice to any of the members or the failure of any shareholder to receive such notice shall not invalidate any resolution passed at any such meeting.

## PROCEEDINGS AT GENERAL MEETINGS

86. The business of any ordinary general meeting shall be to receive and consider the financial statements of the Company, the reports of the Directors and Auditors, to elect Directors in the place of those retiring and to transact any other business which under these Articles ought to be transacted at an ordinary general meeting.

87. No business shall be transacted at any general meeting unless the quorum requisite is present at the commencement of the business. A person other than an individual that is a member of the Company and has a duly authorized agent or representative present at any such meeting shall for the purpose of this Article be deemed to be personally present at such meeting.

88. Two members, where there is more than one member, personally present and entitled to vote shall be a quorum for a general meeting for the choice of a chair and the adjournment of the meeting. For all other purposes the quorum for a general meeting shall be two members personally present and entitled to vote and holding or representing by proxy not less than one-tenth in number of such of the issued shares of the Company as confer upon the holders thereof the right to vote at such meeting. Provided that where the Company has less than two members, all business of the Company shall be conducted in the manner specified in Article 105.

89. The Chair of the Board shall be entitled to take the chair at every general meeting or, if there be no Chair of the Board, or if the Chair is not present within fifteen minutes after the time appointed for holding the meeting, the President or, failing that, a Vice-President shall be entitled to take the chair. If the Chair, the President or a Vice-President is not present within fifteen minutes after the time appointed for holding the meeting, the members present entitled to vote at the meeting shall choose another Director as Chair and, if no Director is present or if all the Directors present decline to take the chair, then the members present entitled to vote shall choose one of their number to be Chair.

90. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if it was convened pursuant to a requisition made pursuant to these Articles shall be

dissolved; if it was convened in any other way, it shall stand adjourned to the same day, in the next week, at the same time and place. If at such adjourned meeting a quorum is not present, those members entitled to vote who are present shall be a quorum and may transact the business for which the meeting was called.

91. At any general meeting a resolution put to the meeting may be decided by a show of hands if the vote is unanimous otherwise the resolution shall be decided by a poll of the members present in person or by proxy and entitled to vote at such meeting.

92. A poll shall be taken at the meeting in such manner as the chairman of the meeting directs, and either at once or after an interval. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken. When any dispute occurs over the admission or rejection of a vote, it shall be resolved by the chairman and such determination made in good faith shall be final and conclusive.

93. When on any motion there is an equality of votes, the motion shall fail.

94. The chair of a general meeting may, with the consent of a majority of the members present, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting that was adjourned.

## VOTES OF MEMBERS

95. Subject to these Articles of Association and the provisions applicable to any shares issued under conditions limiting or excluding the rights of the holders thereof to vote at general meetings, every member present in person or by proxy shall have one vote for every share held by such member. In computing the majority on a poll reference shall be had to the number of votes to which each member is entitled by these Articles.

96. Any person entitled under Article 46 to transfer any shares may vote at any general meeting in respect thereof in the same manner as if such person were the registered holder of such shares so long as such shareholder, at least forty-eight hours before the time of holding the meeting or adjourned meeting at which the shareholder proposes to vote, satisfies the Directors of the shareholder's right to transfer such shares.

97. Where there are joint registered holders of any share, any one of such persons may vote such share at any meeting, either personally or by proxy, as if such shareholder were solely entitled to it. If more than one of such joint holders is present at any meeting, personally or by proxy, the one whose name stands first on the register in respect of such share shall alone be entitled to vote it. Several executors or administrators of a deceased member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

98. Votes may be cast either personally or by proxy or, in the case of a member who is not an individual, by a representative duly authorized under the Act.

99. A member of unsound mind in respect of whom an order has been made by any court having jurisdiction may vote by his or her guardian or other person in the nature of a guardian appointed by that court and any such guardian or other person may vote by proxy.

100. Subject to the Act, no member shall be entitled to be present or to vote on any question, either personally or by proxy or as proxy for another member, at any meeting or be recognized for the purposes of a quorum while any call or other sum is due and payable to the Company in respect of any of the shares of such member.

**PROXIES**

101. The provisions of the Act relating to proxies shall apply to the Company.

102. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

103. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal, the revocation of the proxy, or the transfer of the share in respect of which the vote is given, provided no intimation in writing of the death, revocation or transfer is received at the office of the Company before the meeting or by the chairman of the meeting before the vote is given.

104. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Directors may from time to time determine and as required by law.

**RESOLUTIONS IN WRITING**

105. A resolution, including a special resolution, in writing and signed by every shareholder who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such shareholders at a meeting and satisfied all the requirements of the Act and these Articles respecting meetings of shareholders. A resolution so passed shall be deemed to constitute a waiver of all notices required to have been given for that meeting. The signature of a member who is a body corporate shall be evidenced by the signature of an officer or officers, director or directors, or other person or persons authorized by the body corporate. Where the Company has only one shareholder all business which the Company may transact at annual or special meetings of shareholders shall be conducted as contemplated by this Article.

**DIRECTORS**

106. Unless otherwise determined by general meeting, the number of Directors shall be determined by the Board of Directors but shall not be less than one nor shall they be more than thirteen.

107. The Directors shall have power at any time from time to time to appoint any other person as a Director so long as the total number of Directors does not at any time exceed the maximum number permitted. No such appointment shall be effective unless two-thirds of the Directors concur in it.

108. The Directors shall be paid out of the funds of the Company as remuneration for their service such sums, if any, as the Board may from time to time determine and such remuneration shall be divided among them in such proportions and in such manner as the Directors determine. Any remuneration so payable to a Director who is also an officer or employee of the Company or who is counsel or solicitor to the Company or otherwise serves it in a professional capacity may be in addition to the Director's salary as an officer or professional fees as the case may be. In addition, the Board may by resolution from time to time award special remuneration out of the funds of the Company to any Director who performs or undertakes any special work or service for, or on behalf of, the Company outside the work or services ordinarily required of a Director of the Company. The Directors shall also be reimbursed for their out of pocket expenses incurred in attending Board, committee or Shareholders' meetings or otherwise in respect of the performance by them of their duties as the Board may from time to time determine. Notwithstanding Article 112, the Directors shall not be required to declare their interest in nor shall the Directors be prohibited from voting in respect of the determination of their remuneration in accordance with this Article.

109. The continuing Directors may act notwithstanding any vacancy in their body, but if the number of Directors fall below the minimum permitted under these Articles, the Directors shall not, except in emergencies or for the purpose of filling up vacancies, act so long as the number is below the minimum.

110. A Director may, in conjunction with the office of Director, and on such terms as to remuneration and otherwise as the Directors arrange or determine, hold any other office or position in the Company or in any company in which this Company is a shareholder or is otherwise interested.

111. The office of a Director shall ipso facto be vacated:

(a) if such Director makes an assignment or is petitioned in Bankruptcy; or

(b) if such Director is found by a court of competent jurisdiction to be mentally incompetent or of unsound mind; or

(c) if by notice in writing to the Company such Director resigns his or her office; or

(d) if such Director is removed by special resolution of the Company.

## DIRECTORS' INTEREST IN CONTRACTS

112. No Director shall be disqualified by serving as a director of the Company from contracting with the Company, either as vendor, purchaser, or otherwise, nor shall any such contract, or any contract or arrangement entered into or proposed to be entered into by or on behalf of the Company in which any Director is in any way interested, either directly or indirectly, be avoided, nor shall any

Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established. However, the existence and nature of the Director's interest must be declared by him or her at a meeting of the Directors of the Company unless the contract, arrangement or transaction is one involving the fixing of remuneration payable to the Directors in their capacity as Directors (herein referred to as an "Excluded Transaction"). In the case of a proposed contract or transaction, other than an Excluded Transaction, any Director with an interest in the contract or transaction shall declare his or her interest at the meeting of Directors at which the matter is first taken into consideration, or if the Director was not then interested, at the next meeting held after the Director became so interested. A general notice given to the Directors by a Director that he or she is a member, shareholder or director of any specified firm or company and is to be regarded as interested in any transaction or contract with such firm or company shall be deemed to be a sufficient declaration under this Article and no further or other notice shall be required. No Director shall as a Director vote in respect of any contract or arrangement in which the Director is so interested, and if the Director does so vote, the vote shall not be counted. This prohibition may at any time or times be suspended or relaxed to any extent by a general meeting and shall not apply to any contract or arrangement by or on behalf of the Company to give to the Directors or any of them any remuneration payable to the Directors as such, any security for advances or by way of indemnity.

## ELECTION OF DIRECTORS

113. Subject to the next following Article, at the dissolution of every annual ordinary general meeting all the Directors shall retire from office and be succeeded by the Directors elected at such meeting. Retiring Directors shall be eligible for re-election at such meeting.

114. If at any ordinary general meeting at which an election of Directors ought to take place no such election takes place, or if no ordinary general meeting is held in any year or period of years, the retiring Directors shall continue in office until their successors are elected and a general meeting for that purpose may on notice be held at any time.

115. The Company in general meeting may from time to time increase or reduce the number of Directors and may determine or alter their qualification.

116. The Company may, by special resolution, remove any Director before the expiration of the period of office and appoint another person in his or her stead. The person so appointed shall hold office during such time only as the Director in whose place he or she is appointed would have held office if he or she had not been removed.

117. If at any time, a vacancy occurs on the Board as a result of a Director ceasing to be a Director, the Board of Directors shall fill such vacancy, but any person so chosen shall retain office

only so long as the vacating Director would have retained it had that Director continued as a Director.

## PRESIDENT AND VICE-PRESIDENT

118. (a) The Directors may elect from their number the President of the Company and may determine the period for which such person is to hold office. The President shall be the Chief Executive Officer of the Company and shall have general supervision of the business of the Company and shall perform such duties as may be assigned from time to time by the Board.

(b) The Directors may also elect Vice-Presidents and determine the period for which they are to hold office. A Vice-President need not be a Director and any Vice-President shall, at the request of the President or the Board and subject to the directions of the Board, perform the duties of the President during the absence, illness or incapacity of such officer.

## CHAIR OF THE BOARD

119. At the first meeting of the Directors of the Company following each general election of Directors by the Shareholders of the Company at an annual meeting of Shareholders, the Directors shall appoint a Chair of the Board from their number. The Chair of the Board shall perform such duties and receive such special remuneration as the Board may from time to time provide.

## PROCEEDING OF DIRECTORS

120. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit, provided that no business shall be transacted unless there is a quorum. A quorum for a meeting of the Board of Directors shall be a majority of the Directors, except when there is only one Director, when the provisions of Article 130 shall apply.

121. Meetings of Directors may be held either within or without the Province of Nova Scotia and the Directors may from time to time make arrangements relating to the time and place of holding Directors' meetings, the notices to be given for such meetings and what meetings may be held without notice. Unless otherwise provided by such arrangements:

(1) A meeting of Directors may be held at the close of every ordinary general meeting of the Company without notice.

(2) Notice of every other Directors' meeting may be in writing and delivered by personal delivery, telex or facsimile or mailed or may be given by telephone to each Director before the meeting is to take place. Such notice shall be delivered, mailed or given by telephone at least forty-eight hours before the time fixed for the meeting.

(3) A meeting of Directors may be held without formal notice if all the Directors are present or if those absent have signified their assent to such meeting or their consent to the business transacted at such meeting.

(4) The accidental omission to give any such notice to any of the Directors or the failure of any director to receive such notice shall not invalidate any resolution passed at any such meeting.

122. A Director may participate in meetings of the Board and in meetings of a Committee of the Board by means of such telephone or other communications facilities as permit all persons participating in such a meeting to hear each other and a Director participating by such means will be considered to be present at the meeting.

123. The President or any other Director may at any time, and the Secretary, upon the request of the President or any other Director, shall summon a meeting of the Directors to be held at the Registered Office of the Company. The Chair of the Board or a majority of the Board may at any time summon a meeting to be held elsewhere.

124. Questions arising at any meeting of Directors shall be decided by a majority of votes and when, on any motion before the Board, there is an equality of votes, the motion shall fail.

125. If no Chair of the Board is elected, or if at any meeting of Directors the Chair is not present within fifteen minutes after the time appointed for holding the meeting, the President shall preside. If the President is not present at such time, a Vice-President who is also a Director shall preside. If neither the President nor a Vice-President who is also a Director is present at such time, the Directors present shall choose some one of their number to be Chair of the meeting.

126. A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the Directors generally.

127. The Directors may delegate any of their powers to committees consisting of such number of members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors.

128. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Directors insofar as they are applicable and are not superseded by any regulations made by the Directors.

129. All acts done at any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of the Directors or persons so acting, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

130. A resolution in writing signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. A resolution so effected shall be deemed to constitute a waiver of any notice required under these Articles or the Act to have been given for such a meeting. Where the Company has only one Director all business which the Board may transact at a meeting of the Board shall be conducted as contemplated by this Article.

**REGISTERS**

131. The Directors shall cause to be kept a register of the shareholders of the Company, a register of holders of bonds, debentures and securities of the Company and a register of its Directors and may cause to be kept branch registers of the shareholders and holders of bonds, debentures and securities either within or without Nova Scotia. The Directors may appoint one or more transfer agents to maintain the central register and branch registers of shareholders and holders of bonds, debentures and securities of the Company at any place within Canada.

132. The Directors shall:

(a) ensure that all registers required by these Articles to be prepared and maintained are in a bound or loose-leaf form or in a photographic film form or entered or recorded by any system of mechanical or electronic data processing or other information storage device that is capable of reproducing in Nova Scotia any required information in intelligible written form within a reasonable time; and

(b) cause the Company or its transfer agent to maintain within Nova Scotia an office or other facility at which the transfer of shares, bonds, debentures and securities of the Company may be effected.

**MINUTES**

133. The Directors shall cause minutes to be entered in books designated for the purpose:

(a) of all appointments of officers;

(b) of the names of the Directors present at each meeting of Directors and of any committees of Directors;

(c) of all orders made by the Directors and committees of Directors;

(d) of all resolutions and proceedings of meetings of the Shareholders and of the Directors.

134. Any such minutes of any meeting of the Directors or of any committee of the Directors or of the Company, if purporting to be signed by the Chair of such meeting or by the Chair of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minutes.

135. Any resolution of the Shareholders, the Directors, or a committee of the Directors, passed pursuant to the provisions of Articles 105 or 130 of these Articles, shall be receivable as prima facie evidence of the matters stated therein.

## POWER OF DIRECTORS

136. The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by statute expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the statutes in that behalf and of these Articles and to any regulations from time to time made by the Company in general meeting; provided that no regulation so made shall invalidate any prior act of the Directors that would have been valid if such regulation had not been made.

137. Without restricting the generality of the terms of the last preceding Article and without prejudice to the powers conferred thereby, and the other powers conferred by these Articles, the Directors shall have power:

(1) To take such steps as they think fit to carry out any agreement or contract made by or on behalf of the Company;

(2) To pay the costs, charges and expenses preliminary and incidental to the promotion, formation, establishment, and registration of the Company;

(3) To purchase or otherwise acquire for the Company any property, rights or privileges, stocks, bonds, debentures, or other securities (including shares in the capital stock of any other company) that the Company is authorized to acquire, and at such price and generally on such terms and conditions as they think fit;

(4) At their discretion to pay for any property, rights, or privileges, stocks, bonds, debentures, or other securities (including shares in the capital stock of any other company) acquired by, or services rendered to the Company either wholly or partially in cash or in shares, bonds, debentures or other securities of the Company, and any such shares may be issued either as fully paid up, or with such amount credited as paid up thereon as may be agreed upon;

(5) Subject to Section 102(2) of the Act, to secure the fulfilment of any contracts or engagements entered into by the Company by mortgaging or charging all or any of the property of the Company and its unpaid capital for the time being, or in such other manner as they think fit;

(6) To appoint, remove or suspend at their discretion such experts, managers, secretaries, treasurers, officers, clerks, agents and servants for permanent, temporary or special services, as they from time to time think fit, and to determine their powers and duties, and fix their

salaries or emoluments and to require security in such instances and to such amounts as they think fit;

(7) To accept from any member insofar as the law permits and on such terms and conditions as may be agreed upon a surrender of his or her share or any part thereof;

(8) To appoint any person or persons (whether incorporated or not) to accept and hold in trust for the Company any property belonging to the Company, or in which it is interested, to execute and do all such deeds and things as may be requisite in relation to any such trust, and to provide for the remuneration of any such trustee or trustees;

(9) To institute, conduct, defend, compound or abandon any legal proceedings by and against the Company or its officers or otherwise concerning the affairs of the Company, and also to compound and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Company;

(10) To refer any claims or demands by or against the Company to arbitration and observe and perform the awards;

(11) To make and give receipts, releases and other discharges for money payable to the Company and for claims and demands of the Company;

(12) To determine who shall be entitled to exercise the borrowing powers of the Company and sign on the Company's behalf bonds, debentures or other securities, bills, notes, receipts, acceptances, assignments, transfers, hypothecations, pledges, endorsements, cheques, drafts, releases, contracts, agreements and all other instruments and documents;

(13) To provide from time to time for the management of the affairs of the Company abroad in such manner as they think fit, and in particular to appoint any persons to be the attorneys or agents of the Company with such powers (including power to sub-delegate) and upon such terms as may be thought fit;

(14) To invest and deal with any of the moneys of the Company not immediately required for the purposes thereof in such securities and in such manner as they think fit; and from time to time to vary or realize such investments;

(15) To execute in the name and on behalf of the Company in favour of any Director or other person who may incur or be about to incur any personal liability for the benefit of the Company such mortgages of the Company's property, present and future, as they think fit, and any such mortgages may contain a power of sale and such other powers, covenants and provisions as are agreed on;

(16) To give any officer or other person employed by the Company a commission on the profits of any particular business or transaction or a share in the general profits of the Company, and such commission or share of profits shall be treated as part of the working

expenses of the Company;

(17) To set aside out of the profits of the Company before declaring any dividend such sums as they think proper as a reserve fund to meet contingencies or provide for dividends, depreciation, repairing, improving and maintaining any of the property of the Company and such other purposes as the Directors may in their absolute discretion think conducive to the interests of the Company; and to invest the several sums set aside in such investments, other than shares of the Company, as they may think fit, and from time to time to deal with and vary such investments, and to dispose of all or any part of them for the benefit of the Company, and to divide the reserve fund into such special funds as they think fit, with full power to employ the assets constituting the reserve fund in the business of the Company without being bound to keep them separate from the other assets;

(18) From time to time to make, vary and repeal rules for the regulation of the business of the Company, its officers and servants, the members of the Company or any section or class of them;

(19) To enter into all such negotiations and contracts, rescind and vary all such contracts, and execute and do all such acts, deeds, and things in the name and on behalf of the Company as they may consider expedient for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company;

(20) From time to time to provide for the management of the affairs of the Company in such manner as they shall think fit;

(21) Subject to the Act, to sell, lease or otherwise dispose of any property, real or personal, undertaking, franchises, business, assets, interests or effects which the Company is authorized to sell, lease or otherwise dispose of, for such price or consideration and generally and on such terms and conditions as the directors may think fit, and in particular for shares, debentures or securities of any company having objects altogether or in part similar to those of this Company;

(22) To delegate any of the duties of the board to any standing or special committee, or to any manager or any other officer, attorney or agent, and to appoint any person to be the attorney or agent of the Company, with such powers, including the power to sub-delegate and upon such terms as they think fit.

## SOLICITORS

138. The Company may employ or retain a solicitor or solicitors and such solicitor may, at the request of the Board of Directors or on instructions of the Chair of the Board, or the President, attend meetings of the Directors or Shareholders, whether or not the solicitor is a member or a Director of the Company. If such solicitor is also a Director, such solicitor may nevertheless charge for services rendered to the Company as a solicitor.

## SECRETARY

139. The Directors shall appoint a Secretary of the Company to keep the minutes of the shareholders' and Directors' meetings and perform such other duties as may be assigned to him or her by the Board. The Directors may also appoint a temporary substitute for the Secretary who shall, for the purposes of these Articles, be deemed to be the Secretary.

## THE SEAL

140. The Common Seal may be affixed to any instrument (i) in the presence of and contemporaneously with the attesting signatures of two persons who are officers and/or directors of the Company, or (ii) in the presence of and contemporaneously with the attesting signature of any one person designated by and under the authority of a resolution of the Board of Directors or of a committee thereof. If the Company has only one Director and Officer the common seal may be affixed in the presence of and contemporaneously with the attesting signature of that Director and Officer. For the purpose of certifying documents or proceedings of the Company the Common Seal may be affixed by any one of the President, Vice-President, Secretary or a Director.

141. (a) The Company may have facsimiles of the Common Seal which may be used interchangeably with the Common Seal.

(b) The Company may have for use at any place outside Nova Scotia to which the corporate existence and capacity of the Company extends an official seal that is a facsimile of the Common Seal of the Company with the addition on its face of the name of the place where it is to be used; and the Company may by writing under the seal of its Common Seal authorize any person to affix such official seal to any document at such place to which the Company is a party, and may prescribe and limit the type of documents to which the official seal may be affixed by such person.

## DIVIDENDS

142. The Directors may from time to time declare such dividend as they deem proper upon the shares of the Company according to the rights of the members and the respective classes thereof, and may determine the date upon which such dividend will be payable and that it will be payable to the persons registered as the holders of such shares at the close of business upon the record date determined in accordance with Article 50. No transfer of such shares made or registered after the record date so specified shall pass any right to the dividend so declared.

143. The Company may declare or pay a dividend unless there are reasonable grounds for believing that:

(a) The Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) The realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

144. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

145. The Directors may deduct from the dividends payable to any member all such sums of money as may be due and payable by him or her to the Company on account of calls, instalments or otherwise, and may apply the same in or towards satisfaction of such sums of money so due and payable.

146. The Directors may retain any dividends on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

147. The Directors may retain the dividends payable upon shares in respect of which any person is under Article 46 entitled to become a member, or which any person under that clause is entitled to transfer, until such person has become a member in respect of or has duly transferred such shares.

148. Any meeting declaring a dividend may make a call on the members for such amount as the meeting fixes so long as the call on each member does not exceed the dividend payable to him or her. The call shall be made payable at the same time as the dividend and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be deemed to be and be business of a meeting which declares such a dividend.

149. Any meeting declaring a dividend may resolve that such dividend be paid wholly or in part by the distribution of specific assets, paid up shares, debentures, bonds or debenture stock of the Company or paid up shares, debentures, bonds, or debenture stock of any other Company, or in any one or more of such ways.

150. Any meeting may resolve that any moneys, investments or other assets forming part of the undivided profits of the Company standing to the credit of the reserve fund or in the hands of the Company and available for dividends or representing premiums received on the issue of shares and standing to the credit of share premium account, be capitalized and distributed to the shareholders who would be entitled to receive them if distributed by way of dividend and in the same proportions, that all or any part or such capitalized fund be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company (which shall be distributed accordingly) or in or towards payment of the uncalled liability on any issued shares or debentures or debenture stock, and that such distribution or payment shall be accepted by such shareholders in full satisfaction of their interest in such capitalized sum.

151. For the purpose of giving effect to any resolution under the two last preceding Articles, the Directors may settle any difficulty that may arise in regard to the distribution as they think expedient, and in particular may issue fractional certificates, may fix the value for distribution of any specific

assets, may determine that cash payments will be made to any members upon the footing of the value so fixed or that fractions of less value than $5.00 may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Directors.

152. A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

153. Anyone of several persons registered as the joint holder of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

154. Unless otherwise determined by the Directors, any dividend may be paid by a cheque or warrant delivered to or sent through the post to the registered address of the member entitled, or, when there are joint holders, to the registered address of that one whose name stands first on the register for the shares jointly held. Every cheque or warrant so delivered or sent shall be made payable to the order of the person to whom it is delivered or sent.

155. Notice of the declaration of any dividend, whether interim or otherwise, shall be given to the holders of registered shares in the manner hereinafter provided.

156. All dividends unclaimed one year after having been declared may, until claimed, be invested or otherwise made use of by the Directors for the benefit of the Company.

## ACCOUNTS

157. The Directors shall cause proper books of account to be kept of the business of the Company.

158. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to inspection of the members, and no member shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorized by the Directors or a resolution of the Company in general meeting.

159. At any ordinary general meeting the Directors shall lay before the Company the financial statements, report of the auditor, if any, and the report of the Directors required by subsection 121(1) of the Act.

160. The financial statements shall be approved by the Board and such approval shall be evidenced by the signatures on the balance sheet of two Directors or by the Director if there is only one.

161. The Directors shall, not less than twenty-one (21) days before the date of the ordinary general meeting, send copies of the financial statements together with copies of the auditor's report, if any, and the report of the Directors, if any, to all members holding voting securities or otherwise entitled to receive notices of general meetings of the Company.

## AUDITORS AND AUDIT

162. Unless in respect of a financial year the Company is exempt from the requirements of the Act regarding the appointment and duties of an auditor, an auditor shall be appointed and his or her duties regulated in accordance with the Act.

163. Every account of the directors, when audited and approved by a general meeting shall be conclusive, except as regards an error discovered therein within three months next after the approval thereof. Whenever any such error is discovered within the period, the account shall forthwith be corrected, and thenceforth shall be conclusive.

## NOTICES

164. A notice may be served by the Company upon members personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his or her registered place of address.

165. Members who have no registered place of address shall not be entitled to receive any notice.

166. The holder of a share warrant shall not, unless otherwise expressed therein, be entitled in respect thereof to notice of any general meeting of the Company.

167. Any notice required to be given by the Company to the members, or any of them, and not expressly provided for by these Articles, shall be sufficiently given if given by advertisement.

168. Any notice given by advertisement shall be advertised twice in a paper published in the place where the head office of the Company is situated, or if no paper is published there, then in any newspapers published at Halifax, Nova Scotia.

169. All notices shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the register for such shares, and notice so given shall be sufficient notice to all the holders of such shares.

170. Any notice sent by post shall be deemed to be served on the day following that upon which the letter, envelope or wrapper containing it is posted, and in proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and put into the post office with the postage prepaid thereon. A certificate in writing signed by any manager, secretary or other official of the Company that the letter, envelope or wrapper containing the notice was so addressed and posted shall be conclusive evidence thereof. The foregoing provisions of this clause shall not apply to a notice of a meeting of the Directors.

171. Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share shall be bound by every notice in respect of such share that prior to his or her name and address being entered on the register was duly served in the manner hereinbefore provided upon the person from whom he or she derived his or her title to such share.

172. Any notice or document so advertised or sent by post to or left at the registered address of any member in pursuance of the Articles, shall, notwithstanding that such member is then deceased and that the Company has notice of his or her decease, be deemed to have been served in respect of any registered shares, whether held by such deceased member solely or jointly with other persons, until some other person is registered in his or her stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his or her heirs, executors or administrators and all persons, if any, jointly interested with him or her in any such share.

173. The signature to any notice given by the Company may be written or printed.

174. When a given number of days' notice or notice extending over any other period is required to be given, the day of service and the day upon which such notice expires shall not, unless it is otherwise provided, be counted in such number of days or other period.

## INDEMNITY

175. Every Director, Manager, Secretary and other officer or servant of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors out of the funds of the Company to pay, all costs, losses and expenses that any such Director, Manager, Secretary or other officer or servant may incur or become liable to pay by reason of any contract entered into, or act or thing done by him or her as such officer or servant or in any way in the discharge of his or her duties including travelling expenses or arising by reason of his status as such Director, Manager, Secretary, Treasurer or other officer or servant; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Company and have priority as against the members over all other claims.

176. No Director or other officer of the Company shall, in the absence of any dishonesty on his or her part, be liable for the acts, receipts, neglects or defaults of any other Director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company, or through the insufficiency or deficiency of any security in or upon which any of the moneys of the Company are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of his or her office or in relation thereto.

Exhibit B-2

Repealed
May 25, 2001

# ARTICLES OF ASSOCIATION

# OF

# 3054167 NOVA SCOTIA LIMITED

## INTERPRETATION

1. In these Articles, unless there be something in the subject or context inconsistent therewith:

(a) "the Act" means the Companies Act, R.S.N.S. 1989 and all amendments thereto;

(b) "the Company" means the company named above;

(c) "the Office" means the registered office for the time being of the Company;

(d) "the Register" means the register of members kept pursuant to Section 42 of the Act;

(e) "the Registrar" means the Registrar of Joint Stock Companies for the time being;

(f) "month" means calendar month;

(g) "in writing" and "written" includes printing, lithography and other modes of representing or reproducing words in visible form;

(h) "these Articles" and "these presents" include these Articles of Association and all amendments thereto;

(i) "the Directors" or "the Board" means the Directors of the Company for the time being;

(j) "reporting company" and "reporting issuer" shall have the meanings as set out in Section 2 of the Act;

(k) "Secretary" includes any person appointed to perform the duties of the Secretary temporarily;

(l) "special resolution" has the meaning assigned by Section 87 of the Act;

(m) "proxyholder" includes an alternate proxyholder;

(n) words importing the singular number only include the plural number and vice versa;

(o) words importing the masculine gender only include the feminine gender;

(p) words importing persons include corporations and any other entity, including partnerships and limited partnerships..

2. The regulations appearing in Table A in the First Schedule to the Act shall not apply to the Company.

3. The Directors may enter into and carry into effect or adopt and carry into effect any agreement or agreements made by the promoters of the Company on behalf of the Company and shall have full power to agree to any modification in the terms of any such agreement or agreements, either before or after their execution.

4. The Directors may, out of any moneys of the Company for the time being in their hands, pay all expenses incurred for the formation and establishment of the Company, including the expenses of registration.

5. The business of the Company may be commenced as soon after incorporation as the Directors think fit, and notwithstanding that part only of the shares have been allotted.

## SHARES

6. The Directors shall control the shares and, subject to the provisions of these Articles, may allot or otherwise dispose of them to such persons at such times, on such terms and conditions and either at a premium or at par as they think fit.

7. The Directors may pay on behalf of the Company a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or his procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, provided that such commission paid or agreed to be paid does not exceed ten per centum of the price at which such shares are sold. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company.

8. On the issue of shares the Company may arrange among the holders thereof differences in the calls to be paid and in the times for their payment.

9. If the whole or part of the allotment price of any shares is, by the conditions of their allotment, payable in instalments, every such instalment shall, when due, be payable to the Company by the person who is at such time the registered holder of the shares.

10. Shares may be registered in the names of joint holders not exceeding three in number.

11. The joint holders of a share shall be severally as well as jointly liable for the payment of all instalments and calls due in respect of such share. On the death of one or more joint holders of shares the survivor or survivors of them shall alone be recognized by the Company as having title to the shares.

12. Save as herein otherwise provided, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or required by statute, be bound to recognize any equitable or other claim to or interest in such share on the part of any other person.

## CERTIFICATES

13. Certificates of title to shares shall be in the following form or as near thereto as circumstances will permit, or in such other form as the Directors may from time to time approve:

> is the registered owner of fully paid and non-assessable Common Shares of
>
> transferable only on the books of the Company (subject to the restrictions imposed by the Articles of Association of the Company) by the holder thereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed.
>
> IN WITNESS WHEREOF the Company has caused this Certificate to be signed by its duly authorized officers and to be sealed with the seal of the Company this day of,19 .

14. Certificates of title to shares shall be signed (i) by the President, a Vice-President or a Director, and (ii) by the Secretary, an Assistant Secretary or such other persons as the Directors may authorize and, if the Directors have appointed a transfer agent for the Company, (iii) by an authorized officer of such transfer agent. The signature of the President or Vice-President and, if a transfer agent has been appointed, of the Secretary or Assistant Secretary may be engraved, lithographed or printed upon the certificates or any one or more of them and all such certificates, when signed by the Secretary, an Assistant Secretary, such other person as the Directors authorize, or, if a transfer agent has been appointed, an authorized officer of such transfer agent, shall be valid and binding upon the Company. If the Company has appointed only one Director and officer, share certificates shall be signed by that Director alone as sole Director.

15. Subject to any regulations made at any time by the Directors, each shareholder may have title to the shares registered in his name evidenced by any number of certificates so long as the aggregate of the shares stipulated in such certificates equals the aggregate registered in his name.

16. Where shares are registered in the names of two or more persons, the Company shall not be bound to issue more than one certificate or one set of certificates, and such certificate or set of certificates shall be delivered to the person first named on the register.

17. Any certificate that has become worn, damaged or defaced may, upon its surrender to the Directors, be cancelled and replaced by a new certificate. Any certificate that has become lost or destroyed may also be replaced by a new certificate upon proof of such loss or destruction to the satisfaction of the Directors and the furnishing to the Company of such undertakings of indemnity as the Directors deem adequate.

18. The sum of one dollar or such other sum as the Directors from time to time determine shall be paid to the Company for every certificate other than the first certificate issued to any holder in respect

of any share or shares.

19. The Directors may cause one or more branch registers of members to be kept in any place or places, whether inside or outside of Nova Scotia.

## CALLS

20. The Directors may from time to time make such calls as they think fit upon the shareholders in respect of all monies unpaid on the shares held by them respectively and not made payable at fixed times by the conditions on which such shares were allotted and each shareholder shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Directors. A call may be made payable by instalments.

21. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

22. At least fourteen days' notice of any call shall be given, and such notice shall specify the time and place at which and the person to whom such call shall be paid.

23. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for the payment thereof, the holder for the time being of the share in respect of which the call has been made or the instalment is due shall pay interest on such call or instalment at the rate of fifteen per centum per annum from the day appointed for the payment thereof up to the time of actual payment.

24. At the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the shareholder sued is entered on the register as the holder or one of the holders of the share or shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the shareholder sued in pursuance of these Articles. It shall not be necessary to prove the appointment of the Directors who made such call or any other matters whatsoever and the proof of the matters stipulated shall be conclusive evidence of the debt.

25. The Directors may, if they think fit, receive from any shareholder willing to advance it all or any part of the monies due upon shares held by him beyond the sums actually called for; and upon the monies so paid or satisfied in advance or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which such advance has been made the Company may pay interest at such rate, not exceeding fifteen per centum per annum, as the shareholder paying such sum in advance and the Directors agree upon, or the Directors may agree with such shareholder that he may participate in profits upon the amount so paid or satisfied in advance.

## FORFEITURE OF SHARES

26. If any shareholder fails to pay any call or instalment on or before the day appointed for payment, the Directors may at any time thereafter while the call or instalment remains unpaid serve a notice on such shareholder requiring him to pay the call or instalment together with any interest that may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

27. The notice shall name a day (not being less than fourteen days after the date of the notice) and a place or places on and at which such call or instalment and such interest and expenses are to be paid. The notice shall also state that, in the event of non-payment on or before the day and at the place or one

of the places so named, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

28. If the requirements of any such notice are not complied with, any shares in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

29. When any share has been so forfeited, notice of the resolution shall be given to the shareholder in whose name it stood immediately prior to the forfeiture and an entry of the forfeiture shall be made in the register.

30. Any share so forfeited shall be deemed the property of the Company and the Directors may sell, re-allot or otherwise dispose of it in such manner as they think fit.

31. Directors may at any time before any share so forfeited has been sold, re-allotted or otherwise disposed of, annul the forfeiture thereof upon such conditions as they think fit.

32. Any shareholder whose shares have been forfeited shall nevertheless be liable to pay and shall forthwith pay to the Company all calls, instalments, interest and expenses owing upon or in respect of such shares at the time of the forfeiture together with interest thereon at the rate of fifteen per cent per annum from the time of forfeiture until payment. The Directors may enforce such payment if they think fit, but are under no obligation to do so.

33. A certificate in writing under the hands of two of the Directors and countersigned by the Secretary or a certificate under the hand of the sole Director if there be only one stating that a share has been duly forfeited on a specified date in pursuance of these Articles and the time when it was forfeited shall be conclusive evidence of the facts therein stated as against all persons who would have been entitled to the share but for such forfeiture.

## LIEN ON SHARES

34. The Company shall have a first and paramount lien upon all shares (other than fully paid up shares) registered in the name of each shareholder (whether solely or jointly with others) and upon the proceeds from the sale thereof for his debts, liabilities and other engagements, solely or jointly with any other person, to or with the Company, whether or not the period for the payment, fulfilment or discharge thereof has actually arrived, and such lien shall extend to all dividends from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of any lien of the Company on such shares.

35. For the purpose of enforcing such lien the Directors may sell the shares subject to it in such manner as they think fit; but no sale shall be made until the period for the payment, fulfilment or discharge of such debts, liabilities or other engagements has arrived, and until notice in writing of the intention to sell has been given to such shareholder, his executors or administrators and default has been made by him or them in such payment, fulfilment or discharge for seven days after such notice.

36. The net proceeds of any such sale after the payment of all costs shall be applied in or towards the satisfaction of such debts, liabilities or engagement and the residue, if any, paid to such shareholder or his executors, administrators or assigns.

## VALIDITY OF SALES

37. Upon any sale after forfeiture or the enforcing of a lien in purported exercise of the powers given by these Articles the Directors may cause the purchaser's name to be entered in the register in respect of the shares sold, and the purchaser shall not be bound to see to the regularity of the proceedings or to the application of the purchase money, and after his name has been entered in the register in respect of such shares the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

## TRANSFER OF SHARES

38. The instrument of transfer of any share in the Company shall be signed by the transferor. The transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the register in respect thereof and shall be entitled to receive any dividend declared thereon before the registration of the transfer.

39. The instrument of transfer of any share shall be in writing in the following form or as near thereto as circumstances will permit:

> For value received...................... hereby sell, assign and transfer unto.................................. shares of the capital stock of the Company represented by the within certificate, and do hereby irrevocably constitute and appoint........................................ to transfer such stock on the books of the Company with full power of substitution in the premises.
>
> Dated the ....... day of ......................, 19...
>
> Witness:

40. The Company is a private company, and:

(a) no transfer of any share or prescribed security of the Company shall be effective unless or until approved by the directors;

(b) the number of holders of issued and outstanding prescribed securities or shares of the Company, exclusive of persons who are in the employment of the Company and exclusive of persons who, having been formerly in the employment of the Company, were, while in that employment, and have continued after termination of that employment, to own at least one prescribed security or share of the Company, shall not exceed 50 in number, two or more persons or companies who are the joint registered owners of one or more prescribed securities or shares being counted as one holder; and

(c) the Company shall not invite the public to subscribe for any of its securities.

In this Article, "private company" and "securities" have the meanings ascribed to those terms in the Securities Act (Nova Scotia), and "prescribed security" means any of the securities prescribed by the Nova Scotia Securities Commission from time to time for the purpose of the definition of "private company" in the Securities Act (Nova Scotia).

41. The Directors may, without assigning any reason therefor, decline to register any transfer of shares not fully paid up or upon which the Company has a lien.

42. Every instrument of transfer shall be left at the office of the Company or its transfer agent where the principal or a branch register of members is maintained for registration together with the certificate of the shares to be transferred and such other evidence as the Company may require to prove the title of the transferor or his right to transfer the shares.

43. A fee not exceeding Five Dollars ($5.00) may be charged for each transfer and shall, if required by the Directors, be paid before its registration.

44. Every instrument of transfer shall, after its registration, remain in the custody of the Company. Any instrument of transfer that the Directors decline to register shall, except in case of fraud, be returned to the person who deposited it.

45. The transfer books and register of members may be closed during such time as the Directors think fit, not exceeding in the whole thirty days in each year, notice of which shall be given by advertisement in some newspaper circulating in the district in which the registered office of the Company is situate.

## TRANSMISSION OF SHARES

46. (a) The executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognized by the Company as having any title to the shares registered in the name of such member. When a share is registered in the names of two or more joint holders, the survivor or survivors or the executors or administrators of the deceased survivor, shall be the only persons recognized by the Company as having any title to, or interest in, such share.

(b) Notwithstanding anything in these Articles, if the Company has only one member, not being one of several joint holders, and that member dies, the executors or administrators of such deceased member shall be entitled to register themselves in the register of members as the holders of such deceased member's share whereupon they shall have all the rights given by these Articles and law to members.

47. Any person becoming entitled to shares in consequence of the death or bankruptcy of any member or in any way other than by allotment or transfer upon producing such evidence of his being entitled to act in the capacity claimed or of his title as the Directors think sufficient, may, with the consent of the Directors, (which they shall not be under any obligation to give) be registered as a member in respect of such shares, or may, without being registered, transfer such shares subject to the provisions of these Articles respecting the transfer of shares. The Directors shall have the same right to refuse to register a person entitled by transmission to any shares, or his nominee, as if he were the transferee named in an ordinary transfer presented for registration.

Repealed
May 25, 2001

SHARE WARRANTS

48. The Company, with respect to fully paid-up shares, may issue under its Common Seal warrants (hereinafter called "Share Warrants") stating that the bearer is entitled to the shares therein specified, and may provide, by coupons or otherwise, for the payment of future dividends on the shares included in such warrants.

49. The Directors may determine, and from time to time vary, the conditions upon which share warrants will be issued and, in particular, the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which the bearer of a share warrant will be entitled to attend and vote at general meetings, or upon which a share warrant may be surrendered and the name of the bearer entered in the register in respect of the shares therein specified. Subject to such conditions and to these Articles the bearer of a share warrant shall be a member to the full extent. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such warrant.

INCREASE AND REDUCTION OF CAPITAL

50. The Company may from time to time, by a resolution of its shareholders passed at a general meeting, increase its capital by the creation of new shares of such amount as it thinks expedient.

51. The new shares may be issued upon such terms and conditions and with such rights and privileges annexed thereto as the Company in general meeting determines or, if no direction is given, as the Directors determine, and in particular (but without limiting the generality of the foregoing) such shares may be issued with a preferential or qualified right to dividends and to the assets of the Company upon distribution and with a special or without any right of voting.

52. The Company in general meeting may, before the issue of any new shares, determine that such shares or any of them, shall be offered in the first instance to all the then members or to the members of any class of shareholders in proportion to the amount of the capital held by them, or make any other provisions as to the issue and allotment of such shares. In default of any such determination or to the extent that it does not apply, the new shares may be dealt with as if they formed part of the shares in the original capital.

53. Except so far as otherwise provided by the conditions of issue or these Articles, any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to payment of calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

54. The Company may from time to time by special resolution reduce its share capital and any capital redemption reserve fund in any way and with and subject to any incident authorized and consent required by law.

ALTERATION OF CAPITAL

55. The Company may from time to time in general meeting consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

56. The Company may from time to time in general meeting convert all or any of its paid-up shares

into stock and re-convert that stock into paid-up shares of any denomination.

57. The Company may from time to time by special resolution subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced

share shall be the same as it was in the case of the share from which the reduced share is derived. The special resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of such shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others or other.

58. The Company may from time to time in general meeting exchange shares of one denomination for another.

59. The Company may from time to time in general meeting cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

60. The Company may from time to time by special resolution convert any part of its unissued share capital into preference shares redeemable or purchasable by the Company in the manner provided in the Act.

61. The Company may from time to time by special resolution provide for the issue of shares without any nominal or par value provided that upon any such issue, a declaration executed by the Secretary of the Company must be filed with the Registrar stating the number of shares issued and the amount received therefor.

62. The Company may from time to time by special resolution convert all or any of its previously authorized, unissued or issued, fully paid-up shares other than preferred shares, with nominal or par value into the same number of shares without any nominal or par value, and reduce, maintain or increase accordingly its liability or any of its shares so converted; provided that the power to reduce its liability on any of its shares so converted may, where it results in a reduction of capital, only be exercised subject to confirmation by the courts as provided by the Act.

63. The Company may from time to time by special resolution convert all or any of its previously authorized, unissued or issued, fully paid-up shares without nominal or par value into the same or a different number of shares with nominal or par value. For such purpose the shares issued without nominal or par value and replaced by shares with a nominal or par value shall be considered as fully paid, but their aggregate par value shall not exceed the value of the net assets of the Company as represented by the shares without par value before the conversion.

64. Subject to the provisions of the Act from time to time in force, the Company may redeem, purchase or otherwise acquire shares issued by it. The Directors may determine the manner and terms for redeeming, purchasing or otherwise acquiring such shares and may from time to time provide a sinking fund on such terms as they think fit for the redemption, purchase or acquisition of such shares. Preference shares which by their provisions may be redeemed or purchased by the Company shall be redeemed subject to such provisions.

Repealed
May 25, 2001

## INTEREST ON SHARE CAPITAL

65. The Company may pay interest at a rate not exceeding fifteen per centum (15%) per annum on share capital issued and paid up for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be operated profitably for a lengthy period of time. Such interest may be paid for such period and may be charged to capital as part of the cost of construction of the work or building or of the provision of the plant. The payment of the interest shall not operate to reduce the amount paid up on the shares in respect of which it is paid. The accounts of the Company shall show full particulars of the payment during the period to which the accounts relate.

## CLASSES OF SHARES

66. Subject to the provisions of the Company's Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing shares, any shares may be issued with such preferred, deferred or other special rights, or with such restrictions, whether in regard to dividends, voting, return of share capital or otherwise, as the Company may from time to time determine by special resolution.

## MODIFICATION OF RIGHTS OF SHAREHOLDERS

67. If at any time the share capital of the Company is divided into different classes of shares in pursuance of the provisions of the next preceding Article or otherwise, all or any of the rights and privileges attached to any such class may be modified, altered, varied, affected, commuted, abrogated or otherwise dealt with by agreement between the Company and any person purporting to contract on behalf of that class, provided such agreement is ratified in writing by the holders of at least a two-thirds majority in number of the issued shares of the class or by a resolution passed by the same majority, and all the provisions hereinafter contained as to general meetings, shall, mutatis mutandis, apply to every meeting of such class of shareholders convened for such purpose, save that the quorum for such a meeting shall be members holding or representing by proxy one-half in number of the issued shares of the class. This Article shall not be deemed by implication to curtail the power of modification which the Company would have if the Article were omitted.

## SURRENDER OF SHARES

68. The Directors may accept the surrender of any share by way of compromise of any question as to the holder being properly registered in respect thereof. Any share so surrendered may be disposed of in the same manner as a forfeited share.

## BORROWING POWERS AND POWER OF GUARANTEE

69. The Directors on behalf of the Company may from time to time in their discretion:

(a) raise or borrow money for the purpose of the Company or any of them;

(b) secure the repayment of moneys so raised or borrowed in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the execution and delivery of mortgages of the Company's real or personal property, or by the issue of bonds, debentures or debenture stock of the Company secured by mortgage or other charge upon all or any part of the property of the Company, both present and future, including its uncalled capital for the time being;

(c) sign or endorse bills, notes, acceptances, cheques, contracts, and other evidence of or securities for money borrowed or to be borrowed for the purposes aforesaid;

(d) pledge debentures as security for loans.

70. Bonds, debentures and other securities may be made assignable, free from any equities between the Company and the person to whom such securities were issued.

71. Any bonds, debentures and other securities may be issued at a discount, premium or otherwise and with special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and other matters.

71.1 The Directors, on behalf of the Company, may from time to time, and in their discretion, guarantee the performance of liabilities, contracts and loans of any kind whatsoever, and may give any postponements required in connection with that guarantee, and as security of such guarantee, mortgage, pledge, hypothecate or otherwise charge the whole or any of the Company's property, real or personal.

## MEETINGS

72. Ordinary general meetings shall be held at least once in every calendar year at such time and place as may be determined by the Directors and not later than fifteen months after the preceding ordinary general meeting. All other meetings of the Company shall be called special general meetings. In lieu of an ordinary or special general meeting all of the shareholders may sign a resolution or resolutions pursuant to Article 104.

73. The Directors may whenever they think fit, convene a special general meeting and they shall, upon the requisition of members of the Company holding not less than five percent of the total voting rights of all the members having at the date of the deposit of the requisition a right to vote at general meetings of the Company and in respect of whose shares all calls or other sums then due have been paid, forthwith proceed to convene a special general meeting of the Company, to be held at such time and place as the Directors determine.

74. The requisition shall state the objects of the meeting requested, be signed by the members making it and deposited at the registered office of the Company. It may consist of several documents in like form each signed by one or more of the requisitionists.

75. If the Directors do not proceed to cause a meeting to be held within thirty days from the date that the requisition is so deposited, the requisitionists, or a majority of them in value, may themselves convene a meeting, provided it is held within ninety days after the date of the deposit of the requisition.

76. If at any such meeting a resolution requiring confirmation at another meeting is passed, the Directors shall forthwith convene a further special general meeting for the purpose of considering such resolution and, if thought fit, of confirming it as a special resolution; and if the Directors do not convene the meeting within seven days from the date of the passing of the first resolution, the requisitionists, or a majority of them in value, may themselves convene the meeting.

77. Such meetings shall be convened as nearly as possible as meetings are to be convened by the Directors.

78. At least seven clear days' notice of every general meeting, (except in the case of meetings where subsection 12(1) or (2) of the Third Schedule to the Act applies, in which case at least twenty-one clear days notice shall be given) specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the members entitled to be present at such meeting by notice sent by post or otherwise. With the consent in writing of all the members entitled to vote at such meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or if all the members are present at a meeting either in person or by proxy, notice of the time, place and purpose of the meeting may be waived.

79. When it is proposed to pass a special resolution, the two meetings may be convened by the same notice, and it shall be no objection to such notice that it only convenes the second meeting contingently upon the resolution being passed by the requisite majority at the first meeting.

80. The accidental omission to give any such notice to any of the members or the failure of any shareholder to receive such notice shall not invalidate any resolution passed at any such meeting.

## PROCEEDINGS AT GENERAL MEETINGS

81. The business of any ordinary general meeting shall be to receive and consider the financial statements of the Company, the reports of the Directors and Auditors, to elect Directors in the place of those retiring and to transact any other business which under these Articles ought to be transacted at an ordinary general meeting.

82. No business shall be transacted at any general meeting unless the quorum requisite is present at the commencement of the business. A person other than an individual that is a member of the Company and has a duly authorized agent or representative present at any such meeting shall for the purpose of this Article be deemed to be personally present at such meeting.

83. Two members, where there is more than one member, personally present and entitled to vote shall be a quorum for a general meeting for the choice of a chairman and the adjournment of the meeting. For all other purposes the quorum for a general meeting shall be two members personally present and entitled to vote and holding or representing by proxy not less than one-tenth in number of such of the issued shares of the Company as confer upon the holders thereof the right to vote at such meeting. Provided that where the Company has less than two members, all business of the Company shall be conducted in the manner specified in Article 104.

84. The Chairman of the Board shall be entitled to take the chair at every general meeting or, if there be no Chairman of the Board, or if he is not present within fifteen minutes after the time appointed for holding the meeting, the President or, failing him, a Vice-President shall be entitled to take the chair. If the Chairman, the President or a Vice-President is not present within fifteen minutes after the time appointed for holding the meeting, the members present entitled to vote at the meeting shall choose another Director as Chairman and, if no Director is present or if all the Directors present decline to take the chair, then the members present entitled to vote shall choose one of their number to be Chairman.

85. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if it was convened pursuant to a requisition under Articles 73-77, shall be dissolved; if it was convened in any other way, it shall stand adjourned to the same day, in the next week, at the same time and place. If at such adjourned meeting a quorum is not present, those members entitled to vote who are

present shall be a quorum and may transact the business for which the meeting was called.

86. At any general meeting a resolution put to the meeting shall be decided by a show of hands unless, either before or on the declaration of the result of the show of hands, a poll is demanded by (i) the chairman or (ii) at least five members present and entitled to vote at the meeting or (iii) a member or members holding or representing by proxy at least one-tenth in number of the issued shares of the Company that confer upon their holders the right to vote at the meeting.

87. When a resolution is decided by a show of hands, a declaration by the chairman that a resolution has been carried, carried by a particular majority, lost or not carried by a particular majority and an entry to that effect in the Company's book of proceedings shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

88. When a poll is demanded, it shall be taken in such manner at such time and place as the chairman of the meeting directs, and either at once or after an interval or adjournment or otherwise. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand of a poll may be withdrawn. When any dispute occurs over the admission or rejection of a vote, it shall be resolved by the chairman and such determination made in good faith shall be final and conclusive.

89. When there is an equality of votes, either on a show of hands or on a poll, the chairman shall have no casting vote in addition to the vote or votes that he has as a member.

90. The chairman of a general meeting may, with the consent of a majority of the members present, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting that was adjourned.

91. Any poll demanded on the election of a chairman of a meeting or any question of adjournment shall be taken at the meeting without adjournment.

92. The demand of a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

## VOTES OF MEMBERS

93. Subject to the provisions applicable to any shares issued under conditions limiting or excluding the rights of the holders thereof to vote at general meetings, on a show of hands every member present in person and every proxyholder shall subject to subsection 85F(2) of the Act, have one vote, and upon a poll every member present in person or by proxy shall have one vote for every share held by him. Where a person other than an individual that is a member is present by proxy or a representative duly authorized under the Act, such proxy or representative shall, whether or not he himself is a member, be entitled to vote for such person either on a show of hands or at a poll.

94. Any person entitled under Article 46 to transfer any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares so long as he, at least forty-eight hours before the time of holding the meeting or adjourned meeting at which he proposes to vote, satisfies the Directors of his right to transfer such shares.

95. Where there are joint registered holders of any share, any one of such persons may vote such share at any meeting, either personally or by proxy, as if he were solely entitled to it. If more than one of such joint holders is present at any meeting, personally or by proxy, the one whose name stands first

on the register in respect of such share shall alone be entitled to vote it. Several executors or administrators of a deceased member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

96. Votes may be cast either personally or by proxy or, in the case of a member who is not an individual, by a representative duly authorized under the Act.

97. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing. Holders of share warrants shall not be entitled to vote by proxy in respect of the shares included in such warrants unless otherwise expressed in such warrants.

98. A member of unsound mind in respect of whom an order has been made by any court having jurisdiction may vote by his guardian or other person in the nature of a guardian appointed by that court and any such guardian or other person may vote by proxy.

99. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

100. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal, the revocation of the proxy, or the transfer of the share in respect of which the vote is given, provided no intimation in writing of the death, revocation or transfer is received at the office of the Company before the meeting or by the chairman of the meeting before the vote is given.

101. Every instrument of proxy, when the Company is not a reporting issuer, whether for a specified meeting or otherwise, shall as nearly as circumstances will admit, be in the form following or in such other form as the Directors may from time to time determine:

**3054167 NOVA SCOTIA LIMITED**

I, of , in the County of , being a member of , hereby appoint of , (or failing him of ) as my proxy to vote for me and on my behalf at the ordinary general (or special general as the case may be) meeting of the Company, to be held on the day of and at any adjournment thereof, or at any meeting of the Company which may be held within months from the date thereof, or to sign as my proxy any written resolutions pursuant to Article 104 of the Articles of Association of the Company.

As witness my hand this day of , 199 .

WITNESS:

Shareholder

102. No member shall be entitled to be present or to vote on any question, either personally or by proxy or as proxy for another member, at any general meeting or upon a poll, or be reckoned in a quorum whilst any call or other sum is due and payable to the Company in respect of any of the shares of such member.

103. Any resolution passed by the Directors, notice of which has been given to the members in the manner in which notices are hereinafter directed to be given and which is, within one month after it has been passed, ratified and confirmed in writing by members entitled on a poll to three-fifths of the votes, shall be as valid and effectual as a resolution of a general meeting. This Article shall not apply to a resolution for winding up the Company or to a resolution dealing with any matter that by statute or these Articles ought to be dealt with by a special resolution.

104. A resolution, including a special resolution, in writing and signed by every shareholder who would be entitled to vote on the resolution at a meeting is as valid as if it were passed by such shareholders at a meeting and satisfied all the requirements of the Act and these Articles respecting meetings of shareholders. A Resolution so passed shall be deemed to constitute a waiver of all notices required to have been given for that meeting. The signature of a member who is a body corporate shall be evidenced by the signature of an Officer or Officers, Director or Directors, or other person or persons authorized by the body corporate.

105. Where the company has only one shareholder all business which the company may transact at annual or special meetings of shareholders shall be transacted in the manner provided for in paragraph 104.

## DIRECTORS

106. Unless otherwise determined by general meeting, the number of Directors shall not be less than one nor shall they be more than seven.

107. The Directors shall have power at any time from time to time to appoint any other person as a Director so long as the total number of Directors does not at any time exceed the maximum number permitted. No such appointment shall be effective unless two-thirds of the Directors concur in it.

108. The first director of the Company shall be the subscriber to the memorandum of association save that if the subscriber to the memorandum is a body corporate, the first director or directors shall be appointed by the subscriber, by an instrument in writing.

109. A Director may retire from office upon giving to the Company notice in writing of his intention so to do. Such resignation shall take effect upon the tendering of such notice.

110. The Directors shall be paid out of the funds of the Company as remuneration for their service such sums, if any, as the Company in general meeting may determine and such remuneration shall be divided among them in such proportions and manners as the Directors determine. The Directors may also be paid their reasonable travelling, hotel and other expenses incurred in attending board meetings and the execution of their duties as Directors.

111. The continuing Directors may act notwithstanding any vacancy in their body, but if the number falls below the minimum permitted, the Directors shall not, except in emergencies or for the purpose of filling up vacancies, act so long as the number is below the minimum.

112. A Director may, in conjunction with the office of Director, and on such terms as to remuneration and otherwise as the Directors arrange or determine, hold any other office or place of profit under the Company or under any company in which this Company is a shareholder or is otherwise interested.

113. The office of a Director shall ipso facto be vacated:

(a) if he becomes bankrupt, makes an authorized assignment, suspends payment, or compounds with his creditors; or

(b) if he is found mentally incompetent or becomes of unsound mind; or

(c) if by notice in writing to the Company he resigns his office; or

(d) if he is removed by special resolution as provided by Article 118.

114. No Director shall be disqualified by his office from contracting with the Company, either as vendor, purchaser, or otherwise, nor shall any such contract, or any contract or arrangement entered into or proposed to be entered into by or on behalf of the Company in which any Director is in any way interested, either directly or indirectly, be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established. However, the existence and nature of his interest must be declared by him at a meeting of the Directors of the Company. In the case of a proposed contract such Director shall declare his interest at the meeting of Directors at which the question is first taken into consideration, or if he was not then interested, at the next meeting held after he became so interested, and when he becomes interested after it is made, he shall declare his interest at the first meeting held after he becomes so interested. A general notice given to the Directors by a Director that he is a member, shareholder or director of any specified firm or company and is to be regarded as interested in any transaction or contract with such firm or company shall be deemed to be a sufficient declaration under this Article and no further or other notice shall be required. No Director shall as a Director vote in respect of any contract or arrangement in which he is so interested, and if he does so vote, his vote shall not be counted. This prohibition may at any time or times be suspended or relaxed to any extent by a general meeting and shall not apply to any contract by or on behalf of the Company to give to the Directors or any of them any security for advances or by way of indemnity.

## ELECTION OF DIRECTORS

115. Subject to Article 116, at the dissolution of every annual ordinary general meeting all the Directors shall retire from office and be succeeded by the Directors elected at such meeting. Retiring Directors shall be eligible for re-election at such meeting.

116. If at any ordinary general meeting at which an election of Directors ought to take place no such election takes place, or if no ordinary general meeting is held in any year or period of years, the retiring Directors shall continue in office until their successors are elected and a general meeting for that purpose may on notice be held at any time.

Repealed
May 25, 2001

117. The Company in general meeting may from time to time increase or reduce the number of Directors and may determine or alter their qualification.

118. The Company may, by special resolution, remove any Director before the expiration of the period of office and appoint another person in his stead. The person so appointed shall hold office during such time only as the Director in whose place he is appointed would have held office if he had not been removed.

119. Any casual vacancy occurring among the Directors may be filled by the Directors, but any person so chosen shall retain office only so long as the vacating Director would have retained it if he had continued as a Director.

## MANAGING DIRECTOR

120. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company, either for a fixed term or without any limitation as to the period for which he is or they are to hold such office, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places.

121. A Managing Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if for any reason he ceases to hold the office of Director, he shall ipso facto, immediately cease to be a Managing Director.

122. The remuneration of a Managing Director shall from time to time be fixed by the Directors and may be by way of salary, commission, participation in profits or any combination of these modes.

123. The Directors may from time to time entrust to and confer upon the Managing Director for the time being such powers exercisable under these Articles by the Directors as they think fit, and may confer such powers for such time, and to be exercised for such objects and purposes and upon such terms and conditions, and with such restrictions as they think expedient; and they may confer such powers either collaterally with, or to the exclusion of, and in substitution for, all or any of the powers of the Directors in that behalf; and may from time to time revoke, withdraw, alter or vary all or any of such powers.

## PRESIDENT AND VICE-PRESIDENT

124. (a) The Directors shall elect the President of the Company (who need not be a Director) and may determine the period for which he is to hold office. The President shall have general supervision of the business of the Company and shall perform such duties as may be assigned to him from time to time by the Board.

(b) The Directors may also elect Vice-Presidents and determine the period for which they are to hold office. A Vice-President need not be a Director and any Vice-President shall, at the request of the President or the Board and subject to the directions of the Board, perform the duties of the President during the absence, illness or incapacity of the President.

## CHAIRMAN OF THE BOARD

125. The Directors may also elect one of their number to be Chairman of the Board and may

Repealed
May 25, 2001

determine the period during which he is to hold office. He shall perform such duties and receive such special remuneration as the Board may from time to time provide.

## PROCEEDING OF DIRECTORS

126. The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit, and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall constitute a quorum if two or more Directors have been appointed.

127. Meetings of Directors may be held either within or without the Province of Nova Scotia and the Directors may from time to time make arrangements relating to the time and place of holding Directors' meetings, the notices to be given for such meetings and what meetings may be held without notice. Unless otherwise provided by such arrangements:

(1) A meeting of Directors may be held at the close of every ordinary general meeting of the Company without notice.

(2) Notice of every other Directors' meeting may be delivered or mailed or telegraphed or telephoned to each Director before the meeting is to take place. Such notice shall be delivered or mailed or telegraphed or telephoned at least forty-eight hours before the time fixed for the meeting.

(3) A meeting of Directors may be held without formal notice if all the Directors are present or if those absent have signified their assent to such meeting or their consent to the business transacted at such meeting.

(4) The accidental omission to give any such notice to any of the Directors or the failure of any director to receive such notice shall not invalidate any resolution passed at any such meeting.

128. The President or any other Director may at any time, and the Secretary, upon the request of the President or any other Director, shall summon a meeting of the Directors to be held at the Registered Office of the Company. The President, the Chairman of the Board or a majority of the Board may at any time summon a meeting to be held elsewhere.

129. Questions arising at any meeting of Directors shall be decided by a majority of votes and when there is an equality of votes the chairman of the meeting shall have no second or casting vote.

130. If no Chairman of the Board is elected, or if at any meeting of Directors he is not present within five minutes after the time appointed for holding the meeting, the President, if a Director, shall preside. If the President, being a Director, is not present at such time, a Vice-President who is also a Director shall preside. If neither the President nor a Vice-President who is also a Director is present at such time, the Directors present shall choose some one of their number to be chairman of the meeting.

131. A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions for the time being vested in or exercisable by the Directors generally.

132. The Directors may delegate any of their powers to committees consisting of such number of members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors.

133. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Directors insofar as they are applicable and are not superseded by any regulations made by the Directors.

134. All acts done at any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of the Directors or persons so acting, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

135. A resolution in writing signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. A Resolution so effected shall be deemed to constitute a waiver of any notice required under these Articles or the Act to have been given for such a meeting. The signature of a member who is a body corporate shall be evidenced by the signature of an Officer or Officers, Director or Directors, or other person or persons authorized by the body corporate.

136. Where the Company has only one Director the business affairs of the Company shall be managed by such Director and all business which may be transacted at a meeting of the Board of Directors shall be transacted by such Director in the manner provided for in paragraph 135.

137. If any one or more of the Directors is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any of the purposes of the Company or the business thereof, the Company may remunerate the Director or Directors so doing, either by a fixed sum or by a percentage of profits or otherwise. Such remuneration shall be determined by the Directors and may be either in addition to or in substitution for his share in the remuneration provided under Article 110.

## REGISTERS

138. The Directors shall cause to be kept at the Company's head office in accordance with the provisions of the Act a register of the members of the Company, a register of the bond and debenture holders of the Company and a register of its Directors. Branch registers of the members and the bond and debenture holders may be kept elsewhere, either within or without Nova Scotia, in accordance with the Act.

## MINUTES

139. The Directors shall cause minutes to be entered in books designated for the purpose:

(1) of all appointments of officers;

(2) of the names of the Directors present at each meeting of Directors and of any committees of Directors;

(3) of all orders made by the Directors and committees of Directors;

(4) of all resolutions and proceedings of meetings of the Shareholders and of the Directors.

Any such minutes of any meeting of the Directors or of any committee of the Directors or of the Company, if purporting to be signed by the chairman of such meeting or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated in such minutes.

Any resolution of the Shareholders, the Directors, or a committee of the Directors, passed pursuant to the provisions of Articles 104 or 135 of these Articles, shall be receivable as prima facie evidence of the matters stated therein.

## POWER OF DIRECTORS

140. The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by statute expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the statutes in that behalf and of these Articles and to any regulations from time to time made by the Company in general meeting; provided that no regulation so made shall invalidate any prior act of the Directors that would have been valid if such regulation had not been made.

141. Without restricting the generality of the terms of the last preceding Article and without prejudice to the powers conferred thereby, and the other powers conferred by these Articles, the Directors shall have power:

(1) To take such steps as they think fit to carry out any agreement or contract made by or on behalf of the Company;

(2) To pay the costs, charges and expenses preliminary and incidental to the promotion, formation, establishment, and registration of the Company;

(3) To purchase or otherwise acquire for the Company any property, rights or privileges that the Company is authorized to acquire, and at such price and generally on such terms and conditions as they think fit;

(4) At their discretion to pay for any property, rights, or privileges acquired by, or services rendered to the Company either wholly or partially in cash or in shares, bonds, debentures or other securities of the Company, and any such shares may be issued either as fully paid up, or with such amount credited as paid up thereon as may be agreed upon;

(5) Subject to Section 102(2) of the Act, to secure the fulfilment of any contracts or engagements entered into by the Company by mortgaging or charging all or any of the property of the Company and its unpaid capital for the time being, or in such other manner as they think fit;

(6) To appoint, remove or suspend at their discretion such experts, managers, secretaries, treasurers, officers, clerks, agents and servants for permanent, temporary or special services, as they from time to time think fit, and to determine their powers and duties,

and fix their salaries or emoluments and to require security in such instances and to such amounts as they think fit;

(7) To accept from any member insofar as the law permits and on such terms and conditions as may be agreed upon a surrender of his share or any part thereof;

(8) To appoint any person or persons (whether incorporated or not) to accept and hold in trust for the Company any property belonging to the Company, or in which it is interested, to execute and do all such deeds and things as may be requisite in relation to any such trust, and to provide for the remuneration of any such trustee or trustees;

(9) To institute, conduct, defend, compound or abandon any legal proceedings by and against the Company or its officers or otherwise concerning the affairs of the Company, and also to compound and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Company;

(10) To refer any claims or demands by or against the Company to arbitration and observe and perform the awards;

(11) To make and give receipts, releases and other discharges for money payable to the Company and for claims and demands of the Company;

(12) To determine who shall be entitled to exercise the borrowing powers of the Company and sign on the Company's behalf bonds, debentures or other securities, bills, notes, receipts, acceptances, assignments, transfers, hypothecations, pledges, endorsements, cheques, drafts, releases, contracts, agreements and all other instruments and documents;

(13) To provide from time to time for the management of the affairs of the Company abroad in such manner as they think fit, and in particular to appoint any persons to be the attorneys or agents of the Company with such powers (including power to sub-delegate) and upon such terms as may be thought fit;

(14) To invest and deal with any of the moneys of the Company not immediately required for the purposes thereof in such securities and in such manner as they think fit; and from time to time to vary or realize such investments;

(15) Subject to Section 102(2) of the Act, to execute in the name and on behalf of the Company in favour of any Director or other person who may incur or be about to incur any personal liability for the benefit of the Company such mortgages of the Company's property, present and future, as they think fit, and any such mortgages may contain a power of sale and such other powers, covenants and provisions as are agreed on;

(16) To give any officer or other person employed by the Company a commission on the profits of any particular business or transaction or a share in the general profits of the Company, and such commission or share of profits shall be treated as part of the working expenses of the Company;

(17) To set aside out of the profits of the Company before declaring any dividend such sums as they think proper as a reserve fund to meet contingencies or provide for dividends, depreciation, repairing, improving and maintaining any of the property of the Company

and such other purposes as the Directors may in their absolute discretion think conducive to the interests of the Company; and to invest the several sums set aside in such investments, other than shares of the Company, as they may think fit, and from time to time to deal with and vary such investments, and to dispose of all or any part of them for the benefit of the Company, and to divide the reserve fund into such special funds as they think fit, with full power to employ the assets constituting the reserve fund in the business of the Company without being bound to keep them separate from the other assets;

(18) From time to time to make, vary and repeal rules for the regulation of the business of the Company, its officers and servants, the members of the Company or any section or class of them;

(19) To enter into all such negotiations and contracts, rescind and vary all such contracts, and execute and do all such acts, deeds, and things in the name and on behalf of the Company as they may consider expedient for or in relation to any of the matters aforesaid or otherwise for the purposes of the Company;

(20) From time to time to provide for the management of the affairs of the Company in such manner as they shall think fit.

## SOLICITORS

142. The Company may employ or retain a solicitor or solicitors and such solicitor may, at the request of the Board of Directors or on instructions of the Chairman of the Board, the President or the Managing Director, attend meetings of the Directors or Shareholders, whether or not he himself is a member or a Director of the Company. If such solicitor is also a Director, he may nevertheless charge for services rendered to the Company as a solicitor.

## SECRETARY AND TREASURER

143. The Directors shall appoint a Secretary of the Company to keep the minutes of the shareholders' and Directors' meetings and perform such other duties as may be assigned to him by the Board. The Directors may also appoint a temporary substitute for the Secretary who shall, for the purposes of these Articles, be deemed to be the Secretary.

144. The Directors may appoint a Treasurer of the Company to carry out such duties as the Board may assign. If the Directors think it advisable, the same person may hold the offices of both Secretary and Treasurer.

## THE SEAL

145. The Common Seal may be affixed to any instrument (i) in the presence of and contemporaneously with the attesting signatures of two persons who are officers and/or directors of the Company, or (ii) in the presence of and contemporaneously with the attesting signature of any one person designated by and under the authority of a resolution of the Board of Directors or of a committee thereof. If the Company has only one Director and Officer the common seal may be affixed in the presence of and contemporaneously with the attesting signature of that Director and Officer. For the purpose of certifying documents or proceedings of the Company the Common Seal may be affixed by any one of the President, Vice-President, Secretary or a Director.

146. (a) The Company may have facsimiles of the Common Seal which may be used interchangeably with the Common Seal.

(b) The Company may have for use at any place outside Nova Scotia to which the corporate existence and capacity of the Company extends an official seal that is a facsimile of the Common Seal of the Company with the addition on its face of the name of the place where it is to be used; and the Company may by writing under the seal of its Common Seal authorize any person to affix such official seal to any document at such place to which the Company is a party, and may prescribe and limit the type of documents to which the official seal may be affixed by such person.

DIVIDENDS

147. Subject to the provisions of these Articles and the rights of those persons, if any, entitled to shares with special rights to dividends, the profits of the Company may be divided among the members in proportion to the amount of capital paid up on the shares held by them respectively. Where capital is paid up in advance of calls upon the footing that it will carry interest, such capital shall not whilst carrying interest confer a right to participate in profits.

148. The Directors may from time to time declare such dividend as they deem proper upon the shares of the Company according to the rights of the members and the respective classes thereof, and may determine the date upon which such dividend will be payable and that it will be payable to the persons registered as the holders of the shares on which it is declared at the close of business upon a specified date. No transfer of such shares made or registered after the date so specified shall pass any right to the dividend so declared.

149. No dividends shall be payable except out of the profits of the Company and no interest shall be payable on any dividend.

150. The declaration of the Directors as to the amount of the net profits of the Company shall be conclusive.

151. The Directors may from time to time pay to the members such interim dividends as in their judgment the position of the Company justifies.

152. The Directors may deduct from the dividends payable to any member all such sums of money as may be due and payable by him to the Company on account of calls, instalments or otherwise, and may apply the same in or towards satisfaction of such sums of money so due and payable.

153. The Directors may retain any dividends on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

154. The Directors may retain the dividends payable upon shares in respect of which any person is under Article 46 entitled to become a member, or which any person under that clause is entitled to transfer, until such person has become a member in respect of or has duly transferred such shares.

155. Any meeting declaring a dividend may make a call on the members for such amount as the meeting fixes so long as the call on each member does not exceed the dividend payable to him. The call shall be made payable at the same time as the dividend and the dividend may, if so arranged between the Company and the member, be set off against the call. The making of a call under this Article shall be

deemed to be and be business of a meeting which declares such a dividend.

156. Any meeting declaring a dividend may resolve that such dividend be paid wholly or in part by the distribution of specific assets, paid up shares, debentures, bonds or debenture stock of the Company or paid up shares, debentures, bonds, or debenture stock of any other Company, or in any one or more of such ways.

157. Any meeting may resolve that any moneys, investments or other assets forming part of the undivided profits of the Company standing to the credit of the reserve fund or in the hands of the Company and available for dividends or representing premiums received on the issue of shares and standing to the credit of share premium account, be capitalized and distributed to the shareholders who would be entitled to receive them if distributed by way of dividend and in the same proportions, that all or any part or such capitalized fund be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company (which shall be distributed accordingly) or in or towards payment of the uncalled liability on any issued shares or debentures or debenture stock, and that such distribution or payment shall be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

158. For the purpose of giving effect to any resolution under the two last preceding Articles, the Directors may settle any difficulty that may arise in regard to the distribution as they think expedient, and in particular may issue fractional certificates, may fix the value for distribution of any specific assets, may determine that cash payments will be made to any members upon the footing of the value so fixed or that fractions of less value than $5.00 may be disregarded in order to adjust the rights of all parties, and may vest any such cash or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Directors.

159. A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

160. Anyone of several persons registered as the joint holder of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such share.

161. Unless otherwise determined by the Directors, any dividend may be paid by a cheque or warrant delivered to or sent through the post to the registered address of the member entitled, or, when there are joint holders, to the registered address of that one whose name stands first on the register for the shares jointly held. Every cheque or warrant so delivered or sent shall be made payable to the order of the person to whom it is delivered or sent.

162. Notice of the declaration of any dividend, whether interim or otherwise, shall be given to the holders of registered shares in the manner hereinafter provided.

163. All dividends unclaimed one year after having been declared may, until claimed, be invested or otherwise made use of by the Directors for the benefit of the Company.

<u>ACCOUNTS</u>

164. The Directors shall cause proper books of account to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure takes place, and of all sales and purchases of goods by the Company, and of the assets, credits and liabilities of the Company.

165. The books of account shall be kept at the head office of the Company or at such other place or places as the Directors may direct.

166. The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to inspection of the members, and no member shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorized by the Directors or a resolution of the Company in general meeting.

167. At any ordinary general meeting the Directors shall lay before the Company the financial statements, report of the auditor, if any, and the report of the Directors required by subsection 121(1) of the Act.

168. The financial statements shall be accompanied by a report of the Directors as to the state and condition of the Company's affairs and as to the amount, if any, which they recommend to be paid out of the profits by way of dividend (or bonus) to the Shareholders and the amount, if any, which they propose to carry to the reserve fund, general reserve, or reserve account shown specifically on the financial statements. The financial statements shall be approved by the Board and shall be signed on behalf of the Board and at the Board's direction by two Directors of the Company or if the Company has only one Director, by that Director.

169. The Directors shall send copies of the financial statements together with copies of the auditor's report, if any, and the report of the Directors to all persons entitled to receive notices of general meetings of the Company at least seven days before the date of the general meeting at which the reports are to be presented or at least seven days before the signing of a resolution pursuant to Article 104 in lieu thereof.

170. The costs (if any) to the Company of the formation of the Company, the completion of the title to any property and rights acquired by it, the purchase of any business or contract, the establishing of any new branch of business, the acquisition by purchase of any property of a wasting nature or any extraordinary expenditure may be spread over a series of years or otherwise treated as the Board may determine, due provision in their opinion being always made for writing down such cost, and the amount of such cost for the time being outstanding may, for the purpose of calculating the profits of the Company for dividends, be reckoned as an asset.

## AUDITORS AND AUDIT

**NOTE : The requirements of Articles 171 to 183 regarding the appointment and duties of auditors may be waived as stated in article 184, unless the Company is a reporting issuer.**

171. The Company shall at each annual general meeting appoint an auditor or auditors to hold office until the next annual general meeting.

172. The first auditors of the Company may be appointed by the Directors at any time before the first annual general meeting and the auditors so appointed shall hold office until such meeting unless previously removed by a resolution of the shareholders in general meeting, in which event the shareholders at such meeting may appoint auditors.

173. The Directors may fill any casual vacancy in the office of auditor but while any such vacancy continues the surviving or continuing auditor or auditors, if any, may act.

174. (1) Subject to an exemption order made pursuant to subsection 119A(5) of the Act, a person

is disqualified from being an auditor of the Company if the person is not independent of the Company, all of its affiliates, or of the Directors or Officers of the Company and its affiliates.

(2) For the purpose of this Article

(a) independence is a question of fact; and

(b) a person is deemed not to be independent if the person or the person's business partner

(i) is a business partner, director, officer or employee of the Company or any of its affiliates, or a business partner of any Director, officer or employee of the Company or any of its affiliates.

(ii) beneficially owns, directly or indirectly, or exercises control or direction over a material interest in the shares of or debt owing by the Company or any of its affiliates, or

(iii) has been a receiver, receiver and manager, liquidator or trustee in bankruptcy of the Company or any of its affiliates within two years of the person's proposed appointment as auditor of the Company.

(3) An auditor who becomes disqualified pursuant to this Article shall resign forthwith upon becoming aware of the disqualification.

175. The remuneration of the auditors shall be fixed by the Company in general meeting, or by the Directors pursuant to authorization given by the shareholders at the annual ordinary general meeting except that the remuneration of an auditor appointed to fill a casual vacancy may be fixed by the Directors.

176. (1) The auditors shall conduct such audit and make such examination of the financial statements of the Company required by the Act to be placed before the members in general meeting as is necessary for the auditors to report thereon.

(2) The auditors shall report on the financial statements in the form recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants.

177. (1) The members may, except where the auditor has been appointed by order of the court pursuant to the Act, by resolution passed by a majority of the votes cast at a special meeting duly called for the purpose, remove an auditor before the expiration of the auditor's term of office and shall, by a majority of the votes cast at that meeting, appoint another auditor in place of the removed auditor for the remainder of the term.

(2) Before calling a special meeting for the purpose specified in sub-article (1) or an annual general or special meeting where the Directors are not recommending the re-appointment of the incumbent auditor, the Company shall, fifteen days or more before the mailing of the notice of the meeting, give to the auditor

(a) written notice of the intention to call the meeting, specifying therein the date on which the notice of the meeting is proposed to be mailed; and

(b) a copy of all material proposed to be sent to members in connection with the meeting.

(3) An auditor has the right to make to the Company, three days or more before the mailing of the notice of the meeting, representations in writing concerning:

(a) the auditor's proposed removal as auditor;

(b) the appointment or election of another person to fill the office of auditor; or

(c) the auditor's resignation as auditor;

and the Company, at its expense, shall forward with the notice of the meeting a copy of such representations to each member entitled to receive notice of the meeting.

(4) The Company shall give notice in writing to an auditor of the auditor's appointment forthwith after the appointment is made.

(5) A resignation of an auditor becomes effective at the time the written resignation is sent to the Company or at the time specified in the resignation, whichever is later.

178. (1) Upon the demand of an auditor of the Company, the present or former Directors, Officers, employees or agents of the Company shall furnish such

(a) information and explanations; and

(b) access to records, documents, books, accounts and vouchers of the Company or any of its subsidiaries;

as are, in the opinion of the auditor, necessary to enable the auditor to make the examination and report required under the Act and that the Directors, officers, employees and agents are reasonably able to furnish.

(2) Upon the demand of an auditor of the Company, the Directors of the Company shall

(a) obtain from the present or former Directors, officers, employees and agents of any subsidiary of the Company the information and explanations that the present or former Directors, officers, employees and agents are reasonably able to furnish and that are, in the opinion of the auditor, necessary to enable the auditor to make the examination and report required under the Act; and

(b) furnish the information and explanations so obtained to the auditor.

(3) The auditor of the Company is entitled to receive notice of every meeting of members and, at the expense of the Company, to attend and be heard at the meeting on matters relating to the auditor's duties as an auditor.

(4) If any Director or member of the Company, whether or not the member is entitled to vote at the meeting, gives written notice not less than five days before a meeting of the Company to the auditor or former auditor of the Company, the auditor or former auditor shall attend the meeting at the expense of the Company and answer questions relating to the auditor or former auditor's duties as auditor.

(5) A Director or member who sends a notice referred to in subarticle (4) shall send concurrently a copy of the notice to the Company.

179. If any accounts of the Company fail to disclose the amount of any loan made during the period to which the accounts relate, either by or on the guarantee or security of the Company, including loans which have been repaid during such period and loans made before such period and outstanding at the expiration thereof or if any such account fails to disclose the total amount paid by the Company to the Directors as remuneration for their services other than the salaries of salaried Directors, then it shall be the duty of the auditors to include in their report, so far as they are able to do so, a statement giving particulars of all such payments and transactions.

180. The auditor's report shall be placed before each annual general meeting of the Company and shall be read at the meeting and be open for inspection by the members present.

181. (1) A Director or officer of the Company shall forthwith notify all Directors and the auditor or former auditor of any error or misstatement of which the Director or officer becomes aware in a financial statement that the auditor or former auditor has reported upon if the error or misstatement in all the circumstances appears to be significant.

(2) Where the auditor or former auditor of the Company is notified or becomes aware of an error or misstatement in a financial statement upon which the auditor or former auditor has reported, and if in the auditor or former auditor's opinion the error or misstatement is material, the auditor or former auditor shall inform each Director accordingly.

(3) Where, pursuant to sub-article (2), the auditor or former auditor informs the Directors of an error or misstatement in a financial statement, the Directors shall, within a reasonable time,

(a) prepare and issue revised financial statements; or

(b) otherwise inform the members and any debenture holder of the Company who has demanded or been furnished with the financial statements which contain the error or misstatement.

182. Every account of the Directors, when audited and approved by a general meeting, shall be conclusive unless an error is discovered within three months after such approval. Whenever any such error is discovered within that period, the account shall forthwith be corrected and thenceforth be conclusive.

183. If one auditor only is appointed, all the provisions herein contained relating to auditors shall apply to him.

184. (1) If all of the members of the Company consent thereto, the provisions of these Articles and Sections 117 and 119 to 119B of the Act regarding the appointment of auditors and duties of auditors do not apply with respect to the financial year in respect of which the consent is given.

(2) Sub-article (1) shall not apply if the Company is a reporting issuer or a reporting company.

NOTICES

185. A notice may be served by the Company upon members personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered place of address.

186. Members who have no registered place of address shall not be entitled to receive any notice.

187. The holder of a share warrant shall not, unless otherwise expressed therein, be entitled in respect thereof to notice of any general meeting of the Company.

188. Any notice required to be given by the Company to the members, or any of them, and not expressly provided for by these Articles, shall be sufficiently given if given by advertisement.

189. Any notice given by advertisement shall be advertised twice in a paper published in the place where the head office of the Company is situated, or if no paper is published there, then in any newspapers published in the City of Halifax, Nova Scotia.

190. All notices shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the register for such shares, and notice so given shall be sufficient notice to all the holders of such shares.

191. Any notice sent by post shall be deemed to be served on the day following that upon which the letter, envelope or wrapper containing it is posted, and in proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice was properly addressed and put into the post office with the postage prepaid thereon. A certificate in writing signed by any manager, secretary or other official of the Company that the letter, envelope or wrapper containing the notice was so addressed and posted shall be conclusive evidence thereof. The foregoing provisions of this clause shall not apply to a notice of a meeting of the Directors.

192. Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share shall be bound by every notice in respect of such share that prior to his name and address being entered on the register was duly served in the manner hereinbefore provided upon the person from whom he derived his title to such share.

193. Any notice or document so advertised or sent by post to or left at the registered address of any member in pursuance of the Articles, shall, notwithstanding that such member is then deceased and that the Company has notice of his decease, be deemed to have been served in respect of any registered shares, whether held by such deceased member solely or jointly with other persons, until some other person is registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his heirs, executors or administrators and all persons, if any, jointly interested with him in any such share.

194. The signature to any notice given by the Company may be written or printed.

195. When a given number of days' notice or notice extending over any other period is required to be given, the day of service and the day upon which such notice expires shall not, unless it is otherwise provided, be counted in such number of days or other period.

INDEMNITY

196. Every Director, Manager, Secretary, Treasurer and other officer or servant of the Company shall be indemnified by the Company against, and it shall be the duty of the Directors out of the funds of the Company to pay, all costs, losses and expenses that any such Director, Manager, Secretary, Treasurer or other officer or servant may incur or become liable to pay by reason of any contract entered into, or act or thing done by him as such officer or servant or in any way in the discharge of his duties including travelling expenses, or arising by reason of his status as such Director, Manager, Secretary, Treasurer or other officer or servant; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of the Company and have priority as against the members over all other claims.

197. No Director or other officer of the Company shall, in the absence of any dishonesty on his part, be liable for the acts, receipts, neglects or defaults of any other Director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company, or through the insufficiency or deficiency of any security in or upon which any of the moneys of the Company are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of his office or in relation thereto.

REMINDERS

198. The Directors shall comply with the following provisions of the Companies Act and the Corporations Registration Act: (Section numbers refer to the appropriate Sections of the Companies Act)

(1) Keep a register of members. (Section 42);

(2) Keep a register of the holders of debentures. (Section 111);

(3) Send notice to the Registrar of any consolidation, division, conversion or reconversion of the share capital or stock of the Company. (Section 53);

(4) Send notice to the Registrar of any increase of capital. (Section 55);

(5) Call a general meeting every year within the proper time. (Section 83). Meetings must be held not later than 15 months after the preceding general meeting;

(6) Send to the Registrar typed or printed copies of all special resolutions. (Section 88);

(7) Keep a register of Directors and Managers, send to the Registrar a copy thereof and notify him of all changes therein. (Section 98);

(8) Send to the Registrar notice of the address of the Company's registered office and of all changes in such address. (Section 79);

(9) Keep proper minutes of all general meetings and Directors' meetings in books reserved for the purpose and kept at the Company's registered office. (Sections 91 and 92);

(10) Obtain a certificate under the Corporations Registration Act as soon as business is commenced;

(11) Send notice of recognized agent to Registrar in compliance with provisions of Corporations Registration Act.

(12) File with the Registrar, upon the issuance of shares without nominal or par value, a declaration by the Secretary of the Company stating the number of shares so issued and the amount received for the shares. (Section 51(1)(h))

Name, Address and Signature of Subscriber

---



Robert W. Carmichael
Suite 1100
1959 Upper Water Street
Halifax, Nova Scotia

DATED the 12th day of March, 2001.

Witness to the above signature:



Exhibit B-3



Nova Scotia

**CERTIFICATE OF NAME CHANGE**

Companies Act

Registry Number

3054167

Name of Company

3054167 NOVA SCOTIA LIMITED

I hereby certify that the above-mentioned company has with approval of the Registrar of Joint Stocks changed its name to:

EMERA ENERGY INCORPORATED



Agent of the Registrar of Joint Stock Companies

June 4, 2001

Date of Name Change

EXHIBIT C

DATED AS OF APRIL 17, 2001

EMERA INC.

and

MONTREAL TRUST COMPANY OF CANADA

# TRUST INDENTURE

## PROVIDING FOR THE ISSUE OF DEBT SECURITIES

# TRUST INDENTURE

## PROVIDING FOR THE ISSUE OF DEBT SECURITIES

## TABLE OF CONTENTS

## ARTICLE FOUR
## PURCHASE FOR CANCELLATION AND REDEMPTION



## ARTICLE FIVE
## COVENANTS OF EMERA



## ARTICLE SIX
## DEFAULT AND ENFORCEMENT



## ARTICLE SEVEN
## SATISFACTION AND DISCHARGE

## ARTICLE EIGHT
## SUCCESSOR CORPORATION



## ARTICLE NINE
## MEETINGS OF HOLDERS



## ARTICLE TEN
## SUPPLEMENTAL INDENTURES



## ARTICLE ELEVEN
## CONCERNING THE TRUSTEE



## ARTICLE TWELVE
## NOTICES

## ARTICLE THIRTEEN
## EXECUTION

THIS Indenture made as of April 17, 2001.

BETWEEN:

**EMERA INCORPORATED**, incorporated under the laws of Nova Scotia and having its head office at Halifax, in the Province of Nova Scotia,

(hereinafter called "Emera")

OF THE FIRST PART

**MONTREAL TRUST COMPANY OF CANADA**, a trust company incorporated under the laws of Canada, having an office at Halifax, Province of Nova Scotia,

(hereinafter called the "Trustee")

OF THE SECOND PART

**WHEREAS:**

(a) Emera deems it necessary to borrow money from time to time for its corporate purposes and with a view to so doing desires to create and issue Debt Securities to be constituted in the manner hereinafter appearing and to be issued in one or more series from time to time;

(b) Emera, under the laws relating thereto, is duly authorized to create and issue the Debt Securities to be issued as herein provided;

(c) all acts and things necessary (i) to constitute these presents a valid indenture and agreement according to its terms have been done and performed; and (ii) to make the Debt Securities when certified by the Trustee and issued as in this Indenture provided valid, binding and legal obligations of Emera with the benefits and subject to the terms of this Indenture;

(d) the Trustee has full power and authority to execute this Indenture and to accept and execute the trusts herein imposed upon it;

NOW THEREFORE this Indenture witnesses and it is hereby agreed and declared as follows:

## ARTICLE 1
## INTERPRETATION

Section 1.1. **Definitions.** In this Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purpose of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing;

"Authorized Officer" means any individual who holds one or more of the offices of Chairman of the Board, President, Vice-President, Treasurer, Secretary or Assistant Secretary, in each case of Emera;

"Beneficial Owner" means any person holding a beneficial interest in the Debt Securities issued in Book-Entry Only Form;

"Board of Directors" means the Board of Directors of Emera or any duly authorized committee of that Board or any designated Officers of Emera acting pursuant to authority granted by the Board of Directors or Emera or any committee of such Board;

"Board Resolution" means a copy of a resolution certified by the Secretary or Assistant Secretary of Emera to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification;

"Book Entry System" means the record entry security transfer and pledge system known as of the date hereof by the name "Canadian Depository Service", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS for book-entry only securities in force from time to time, or any successor system thereof;

"Book-Entry Only Form", when used with respect to Debt Securities, means Debt Securities certified and delivered under the Book Entry System;

"Business Day" means, with respect to a particular location, a day other than a Saturday or a Sunday on which chartered banks are open for the transaction of business at such location;

"Capital Lease Obligations" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with Generally Accepted Accounting Principles;

"Certificate of Emera" means a written certificate signed in the name of any two officers of Emera or by any one officer and a director, or by any two of the directors of Emera, and may consist of one or more instruments so executed;

"CDS" means The Canadian Depository for Securities Limited and its successors approved by Emera and the Trustee;

"Common Shares" means shares of any class or classes of the share capital of a corporation or Securities representing ownership interests in any Person other than a corporation, the rights of the Holders of which to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other Person are not restricted to a fixed sum or to a fixed sum plus accrued dividends or other periodic distributions;

"Counsel" means legal counsel acceptable to the Trustee and to Emera;

"Currency" means any currency or currencies, composite currency or currency units, issued by the government of one or more countries or by any recognized confederation or association of such governments;

"Days" means calendar days;

"Debt" means all indebtedness issued, assumed or guaranteed for borrowed money or for the deferred purchase price of property;

"Debt Security" or "Debt Securities" means any debt securities consisting of notes, debentures and/or other unsecured evidence of Emera's indebtedness created, issued and executed by Emera and certified and delivered by the Trustee from time to time pursuant to this Indenture;

"Depository" means with respect to any Debt Securities issued in whole or in part in the form of one or more Book-Entry Only Form Debt Securities, the Person designated as the depository for such Debt Securities by Emera, in or pursuant to this Indenture and includes any successor to such Person;

"Director" or "Directors" means either the board of Directors of Emera or any duly authorized committee of that Board or any designated Officers of Emera acting pursuant to authority granted by the Board of Directors or Emera or any committee of such Board;

"Emera" means Emera Incorporated and every successor company which shall have complied with the provisions of Article 8;

"Emera's Auditors" means the auditors of Emera at the date hereof, or any other independent firm of accountants duly appointed as auditors of Emera;

"Event of Default" has the meaning attributed to it in Section 6.1;

"Extraordinary Resolution" has the meaning attributed to it in Section 9.13;

"Financial Instrument Obligations" means obligations arising under

(i) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is dependent or based upon fluctuations in interest rates occurring from time to time (excluding obligations which are considered to be Indebtedness of such Person by virtue of any provision of the definition of Indebtedness other than clause (ii) thereof);

(ii) currency swap agreements, crosscurrency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(iii) commodity swap agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time;

"Generally Accepted Accounting Principles" means, as at any date of determination, generally accepted accounting principles in effect in Canada at such date;

"Holders" means the several persons for the time being entered in the registers hereinafter mentioned as Holders of Debt Securities;

"Holders' Request" means an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in principal amount of the Debt Securities outstanding for the time being, requesting the Trustee to take some action of proceeding specified therein;

"Indebtedness" means, with respect to any Person, without duplication,

(i) all obligations of such Person for borrowed money, including obligations contingent reimbursement obligations relating to letters of credit and other financial instruments;

(ii) all Financial Instrument Obligations;

(iii) all obligations issued or assumed by such Person in connection with the acquisition of property in respect of the deferred purchase price of property;

(iv) all Capital Lease Obligations and Purchase Money Obligations of such Pers

(v) all obligations of the type referred to in clauses (i) through (iv) of this definition of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable,

provided that obligations of such Person or of another Person of the type referred to in clauses (i) through (iii) of this definition shall exclude trade accounts payable, dividends and other distributions payable to shareholders, future income taxes, obligations in respect of Preferred Shares, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested by such Person or such other Person in good faith, and non-monetary obligations in respect of performance guarantees;

"Maturity Date" means, with respect to any Debt Security, the date on which the principal of such Debt Security becomes due and payable as therein or herein provided, whether at the stated maturity thereof or by declaration of acceleration, call for redemption or otherwise;

"Nominee" means a nominee of the Depository;

"Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representation or warranties) to the assets created, developed, constructed or acquired in respect of which such receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse;

"Officers' Certificate" means a certificate signed by an Authorized Officer;

"Participant" means a participant in the Book Entry System.

"Person" means an individual, a corporation, a partnership, a trustee or an unincorporated organization; and pronouns have a similarly extended meaning;

"Preferred Shares" means

(a) Securities which on the date of issue thereof by a Person

(i) have a term to maturity of more than 30 years,

(ii) rank subordinate to the unsecured and unsubordinated Indebtedness of such Person outstanding on such date,

(iii) entitle such Person to satisfy the obligation to pay the principal thereof from the proceeds of the issuance of Common Shares;

(iv) entitle such Person to defer the payment of interest thereon for more than 4 years without thereby causing an event of default to occur,

(v) entitle such Person to satisfy the obligation to make payments of interest thereon from the proceeds of the issuance of Common Shares, and

(b) shares of any class of the share capital of a corporation or Securities representing ownership interests in any Person other than a corporation which, in either case, are not Common Shares;

"Purchase Money Mortgage" means any mortgage, pledge, charge, security interest or other encumbrance created, issued or assumed by Emera to secure a Purchase Money Obligation; provided that such mortgage,

encumbrance is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation;

"Purchase Money Obligation" means Indebtedness of Emera incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided that such Indebtedness is incurred or assumed substantially concurrently with the purchase of such property or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such Indebtedness so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased;

"Redemption Date" has the meaning assigned by Section 4.4;

"Redemption Price" has the meaning specified in Section 4.2;

"Securities" means any stock, shares, units, installment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participations in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing;

"Series" means a series of Debt Securities which, unless otherwise specified in a Supplemental Indenture or a Board Resolution or other instrument creating a series of Debt Securities, consists of those Debt Securities which have identical terms and were or are to be issued at the same time, regardless of whether such Debt Securities are designated as a series;

"Subsidiary" or "Subsidiaries" means any corporation of which the majority of the Voting Shares are owned directly or indirectly by Emera or by one or more of its other Subsidiaries or by Emera in conjunction with one or more of its other Subsidiaries;

"Supplemental Indenture" means an indenture supplemental to this Indenture

Securities may be authorized for issue or the provisions of this Indenture may be amended;

"Trust Indenture", "Indenture", "herein", "hereby", "hereof" and similar expressions mean or refer to this Indenture and include any and every Supplemental Indenture, deed or instrument or ancillary hereto; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Indenture;

"Trustee" means the Party of the Second Part and its successors for the time being in the trusts hereby created;

"Voting Shares" means a share carrying a voting right under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security;

"Written Order of Emera" means a written order signed in the name of Emera by any one or more of its chairman, president, a vice-president, secretary, treasurer, or assistant secretary or by any one or more of the directors; and "written request of Emera" has a similar meaning;

Words importing the singular number include the plural and vice versa, words importing gender include the masculine, feminine and neuter genders and words importing individuals shall include firms and corporations and vice versa.

Section 1.2. **Meaning of "outstanding" for Certain Purposes.** Every Debt Security certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or monies for the payment thereof shall be set aside under Section 7.2 provided that:

(a) Debt Securities which have been partially redeemed shall be deemed to be outstanding only to the extent of the unredeemed part of the principal amount thereof;

(b) where a new Debt Security has been issued in substitution for a Debt Security which has been lost, stolen or counted for the purpose of determining the aggregate principal amount of Debt Securities outstanding; and

(c) for the purpose of any provision of this Indenture entitling Holders to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Debt Securities owned legally or equitably by Emera or any Affiliate shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Debt Securities which the Trustee knows are so owned shall be so disregarded; and

(ii) Debt Securities so owned which have been pledged in good faith other than to Emera or any Affiliate shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debt Securities in his discretion free from the control of Emera or any Affiliate.

Section 1.3. **Accounting Principles.**

(1) Wherever in this Indenture reference is made to generally accepted accounting principles or to "GAAP", such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

(2) Indebtedness for any period may be determined to be not more than a stated amount,

(3) all determinations shall be made in accordance with generally accepted accounting principles and shall give effect to retirements of securities to be effected substantially concurrently with or prior to any issue of Debt Securities; and

(4) any consolidation of the accounts of Emera and its Subsidiaries contemplated by this Indenture shall be effected in accordance with generally accepted accounting principles.

Section 1.4. **Interpretation not Affected by Headings, etc.** The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.5. **Applicable Law.** This Indenture and the Debt Securities shall be construed in accordance with the laws of the Province of Nova Scotia and the laws of Canada applicable therein.

Section 1.6. **Certificates and Opinions.** Any certificate made or given under or for the purpose of satisfying any provision of this Indenture or evidencing the compliance with any provision of this Indenture by an officer, officers, director or directors of Emera may be based, in so far as it relates to legal matters, upon an opinion of counsel, unless such person or persons signing the certificate knows, or in the exercise of reasonable care should have known, that the opinion with respect to the matters upon which his or their certificate is based as aforesaid is or are erroneous. Any opinion made or given by counsel may be based, in so far as it relates to factual matters and information with respect to which is in the possession of Emera, upon the certificate of an officer or officers of Emera, unless such counsel knows, or in the exercise of reasonable care should have known, that the certificate with respect to the matters upon which its opinion is based as aforesaid is or are erroneous. Any such certificate or opinion, as the case may be, made or given by an officer, officers, director or directors of Emera or by counsel may be based, in so far as it relates to accounting matters, upon the certificate or opinion of an auditor or accountant, including Emera's Auditors, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should have known, that the certificate or opinion with respect to the matters upon which his certificate or opinion is based as aforesaid is or are erroneous.

Section 1.7. **References, Definitions.** Unless there is something in the context or subject matter inconsistent therewith, all references herein to Articles, Sections and other subdivisions refer to the corresponding Articles, Sections and other subdivisions of this Indenture. Defined words or phrases shall have the meanings set out in Section 1.1 whether they appear in upper case or lower case form.

## ARTICLE 2
## ISSUE OF DEBT SECURITIES

Section 2.1. **No Fixed Limitation.** The aggregate principal amount of Debt Securities which may be authorized and outstanding at any one time hereunder is unlimited in aggregate principal amount. The Debt Securities may be issued in several series as herein provided.

Section 2.2. **Issuable in Series.**

(1) Emera may from time to time authorize the creation of one or more series of Debt Securities hereunder by Board Resolution. The Debt Securities of any such series may be limited to such aggregate principal amount, bear such date or dates, mature on such date or dates (and contain provisions for the extension or retraction of maturity date or dates), be interest bearing or discounted, bear such rate or rates of interest (either fixed or floating and, if floating, the manner of calculation thereof) if any, be in such denominations and forms, including definitive form or Book Entry Only Form, be redeemable at such price or prices, be entitled to the benefit of such covenants, sinking fund provisions and conversion rights, be payable as to principal, premium, if any, and interest at such time or times, at such place or places and in Canadian or such other currency or currencies and contain such other terms or provisions not inconsistent herewith as may be provided by Board Resolution or pursuant to authority granted by one or more Board Resolutions and set forth in an Officer's Certificate or established by a Supplemental Indenture;

(2) Before the issue of Debt Securities of any series Emera shall deliver to the Trustee a Board Resolution or an Officers' Certificate or a Supplemental Indenture for the purpose of

any, and denomination in which they may be issued, and the appointment of any paying agent, and, where applicable, the Trustee shall execute and deliver the Supplemental Indenture pursuant to Article 10;

(3) Whenever any series of Debt Securities shall have been authorized as aforesaid the same may be from time to time executed by Emera and delivered to the Trustee and shall be certified by the Trustee and delivered by it to or to the order of Emera upon receipt by and deposit with the Trustee of the following:

(a) Emera's written request for certification and delivery of a specified principal amount of Debt Securities of such series;

(b) a Certificate of Emera that it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of this Indenture and any other instrument providing for the issuance of debt obligations of Emera in connection with the issue of the Debt Securities of which certification is requested;

(c) an opinion of counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of Debt Securities have been complied with.

(4) Debt Securities shall not be certified or delivered hereunder if, to the knowledge of the Trustee, an event of default shall have occurred and be continuing.

Section 2.3. **Debt Securities to Rank Pari Passu.** All Debt Securities issued pursuant to the provisions of this Indenture shall rank *pari passu* without discrimination, preference or priority whatever may be the actual date thereof or of the certification thereof or terms of issue of the same respectively with all other unsecured and unsubordinated indebtedness of Emera, save only as to purchase or sinking fund, amortization fund or analogous provisions (if any) applicable to different series.

Section 2.4. **Computation of Interest.** Debt Securities issued hereunder, whether originally or upon exchange or in substitution for [illegible] certification or from the interest payment date next preceding the date of certification, whichever shall be the later, unless such date of certification be an interest payment date in which event such Debt Securities shall bear interest from such interest payment date.

Section 2.5. **Signing of Debt Securities.** The Debt Securities shall be under the corporate seal of Emera or a reproduction thereof (which shall be deemed to be the corporate seal of Emera) and shall be signed by the president or a vice-president and by the secretary, the treasurer, or the assistant secretary of Emera. The signatures of such persons may be mechanically reproduced in facsimile and Debt Securities bearing such facsimile signatures shall be binding upon Emera as if they had been manually signed by such persons. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Debt Security may no longer hold office at the date of this Indenture or at the date of such Debt Security or at the date of certification and delivery thereof, any Debt Security signed as aforesaid shall be valid and binding upon Emera.

Section 2.6. **Form and Denomination of Debt Securities.**

(1) All Series of Debt Securities which may at any time be issued hereunder may be in such form or forms as shall be determined by a Board Resolution or pursuant to the authority granted by a Board Resolution at the time of the first issue of any series or part of a series of such Debt Securities and as shall be approved by or on behalf of the Trustee whose approval shall be conclusively evidenced by the certification thereof.

(2) The Debt Securities of any series may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another as Emera may determine or as otherwise may be provided herein, provided that if the Debt Securities, (other than Debt Securities in Book-Entry Only Form) of any series are issued in mimeographed or typewritten form, Emera, on demand of any Holder or Holders thereof, shall make available within a reasonable time after such demand, without expense to such Holder or Holders, engraved, lithographed or printed Debt Securities in exchange therefore.

(3) Subject to any limitation as to the maximum principal amount of Debt Securities of any particular series, any of the Debt Securities may be issued as part of any series of Debt Securities previously issued in which case they shall bear the same designation and designating letters as have been applied to such similar prior issue and shall be numbered consecutively upwards in respect of each denomination of Debt Securities in like manner and following the numbers of the Debt Securities of such prior issue.

(4) If Debt Securities of or within a series are issuable as Book-Entry Only Form, as contemplated by Section 2.2, then any such Debt Securities shall be represented by one or more fully-registered permanent global debt security certificates which shall be held by, or on behalf of CDS as Depository of the Participants and shall be registered in the name of CDS (or such other name as CDS may use from time to time as its nominee for the purposes of the Book Entry System with the prior consent of Emera) and may provide that it shall represent the aggregate amount of outstanding Debt Securities of such series from time to time endorsed thereon and that the aggregate amount of outstanding Debt Securities of such series represented thereby may from time to time be increased or decreased to reflect exchanges. Any endorsement of a Book-Entry Only Form Debt Security to reflect the amount, or any increase or decrease in the amount, of outstanding Debt Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such Person or Persons as shall be specified therein or in a Written Order of Emera to be delivered to the Trustee. The Trustee shall deliver and redeliver any Book-Entry Only Form Debt Security in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Written Order of Emera.

(5) Notwithstanding the provisions of Section 5.1, unless otherwise specified by the Board Resolution, Officers' Certificate or Supplemental Indenture creating a series of Debt Securities payment of principal of and any premium and interest on any Book-Entry Only Form Debt Security shall be made to the Holder of such Book-Entry Only Form Debt Security or to such other Person or Persons as specified therein.

(6) Except to the extent required by law,

the Trustee shall treat as the Holder of such principal amount of outstanding Debt Securities represented by a Book-Entry Only Form Debt Security the Holder of such Book-Entry Only Form Debt Security. Notwithstanding the foregoing, nothing herein shall prevent Emera, the Trustee or any agent of Emera or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depository or Nominee, as Holder, with respect to a Book-Entry Only Form Debt Security or impair as between such Depository or Nominee and the owners of beneficial interests in such Book-Entry Only Form Debt Security, the operation of customary practices governing the exercise of the rights of such Depository or Nominee as Holder of such Book-Entry Only Form Debt Security.

(7) All Debt Securities shall be issuable in such denominations as shall be specified as contemplated by Section 2.2. With respect to Debt Securities of or within any series denominated in Canadian dollars, in the absence of any such provisions, the Debt Securities, other than Book-Entry Only Form Debt Securities (which may be issued in any denomination) shall be issuable in denominations of $1,000 and any integral multiples of $1,000 thereafter.

Section 2.7. **Certification by Trustee.**

(1) No Debt Security shall be issued or, if issued, shall be obligatory or entitle the Holder to the benefit hereof until it has been certified by or on behalf of the Trustee in the form of the certificate set out in the Debt Securities or in some other form approved by the Trustee and such certification by the Trustee upon any Debt Security shall be conclusive evidence, as against Emera, that the Debt Security so certified has been duly issued hereunder and is a valid obligation of Emera and that the Holder is entitled to the benefit hereof.

(2) The certificate of the Trustee on Debt Securities issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debt Securities (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debt Securities or any of them or of the proceeds thereof. The certificate of the Trustee signed on the definitive or interim Debt Securities shall however be a representation and

interim Debt Securities have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

Section 2.8. **Interim Debt Securities.** Pending the delivery of definitive Debt Securities of any series to the Trustee, Emera may issue and the Trustee certify in lieu thereof interim Debt Securities, in such forms and in such denominations and signed in such manner as the Trustee and Emera may approve, entitling the Holders thereof to definitive Debt Securities of the said series when the same are ready for delivery. When so issued and certified, such interim Debt Securities shall, for all purposes, be deemed to be Debt Securities and, pending the exchange thereof for definitive Debt Securities, the Holders of the said interim Debt Securities shall be deemed to be Holders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after Emera shall have executed and delivered the definitive Debt Securities to the Trustee, the Trustee shall call in for exchange all interim Debt Securities that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by Emera or the Trustee to the Holders of such interim Debt Securities for such exchange thereof. All interest paid upon interim Debt Securities shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered Holders thereof.

Section 2.9. **Issue in Substitution for Lost Debt Securities.**

(1) In case any of the Debt Securities issued and certified hereunder shall become mutilated or be lost, destroyed or stolen, Emera in its discretion may issue and thereupon the Trustee shall certify and deliver a new Debt Security of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debt Security or in lieu of and in substitution for such lost, destroyed or stolen Debt Security and the new Debt Security shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Debt Securities issued or to be issued hereunder.

(2) The applicant for the issue of a new Debt Security pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Emera and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debt Security so lost, destroyed or stolen as shall be satisfactory to Emera and the Trustee in their discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to Emera and the Trustee in their discretion, and shall pay the reasonable charges of Emera and the Trustee in connection therewith.

Section 2.10. **Pledge and Re-Issue of Debt Securities.** Provided Emera is not at the time in default hereunder, all or any of the Debt Securities may be pledged, hypothecated or charged from time to time by Emera as security for advances or loans to, or for indebtedness or other obligations of, Emera and, when redelivered to Emera or its nominees on or without payment, satisfaction, release or discharge in whole or in part of any such advances, loans, indebtedness or obligations, such Debt Securities and all or any of the Debt Securities which, pursuant to any provisions of the Debt Securities may be purchased in the market or by tender or by private contract, may be held by Emera for such period or periods as it deems expedient and shall (subject to any rule of law to the contrary or pursuant to any provision of the Debt Securities or of this Indenture or pursuant to a resolution of the directors, which provision or resolution requires cancellation and retirement of such Debt Securities so acquired, and except when determining the amount of Debt Securities outstanding for the purpose of any covenant expressed to be in effect so long as the Debt Securities or any one or more series thereof are outstanding, for which purposes such first mentioned Debt Securities shall be deemed to be outstanding), while Emera remains in possession thereof, be treated as unissued Debt Securities and accordingly may be issued or re-issued, pledged or charged, sold or otherwise disposed of as and when Emera may think fit, and all such Debt Securities so issued, re-issued or pledged or charged, sold or otherwise disposed of before but not after the respective dates of maturity thereof shall, subject to the provisions of Section 1.2, continue to be entitled, as upon their original issue, to the benefit of all the terms, conditions, rights, priorities and privileges hereby attached to or conferred on Debt Securities issued hereunder.

Section 2.11. **Concerning Interest.**

(1) Except as otherwise provided in the terms and conditions applicable to a series of Debt Securities,

(a) each Debt Security of a Series, whether issued originally or in exchange or in substitution for previously issued Debt Securities, shall bear interest from and including the later of:

(i) its date of issue;

(ii) the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debt Securities of such Series;

(b) interest shall be payable semi-annually in equal instalments;

(c) interest payable for any period of less than six months shall be computed on the basis of a year of 365 days; and

(d) whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

(2) Subject to accrual of any interest on unpaid interest from time to time, interest on each Debt Security shall cease to accrue from the earlier of the Maturity Date of such Debt Security and, if such Debt Security is called for redemption, the Redemption Date fixed for such Debt Security, unless, in each case, upon due presentation and surrender of such Debt Security for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused.

(3) Whenever in this Indenture or a Debt Security there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would such Debt Security, and express mention of interest on amounts in default in any of the provisions of this Indenture shall not be construed as excluding such interest in these provisions of this Indenture in which such express mention is made.

(4) If the date for payment of any amount of principal or interest in respect of a Debt Security is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place and the Holder of such Debt Security shall not be entitled to any further interest or other payment in respect of the delay.

(5) Except as otherwise provided in a Board Resolution or Supplemental Indenture applicable to a Series of Debt Securities, Emera shall pay the interest due upon the principal amount of an interest bearing Debt Security (except interest payable on maturity or redemption of such Debt Security which, at the option of Emera, may be paid only upon presentation of such Debt Security for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and Emera determine to be appropriate) a cheque for such interest (less any tax required to be deducted or withheld) payable on the applicable interest payment date to the Holder of such Debt Security for such payment at the address appearing on the Register unless otherwise directed in writing by such Holder. Emera may, at its option, cause the amount payable in respect of interest to be paid to a Holder by electronic wire transfer to an account maintained by such Holder or in any other manner acceptable to the Trustee.

(6) If payment is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable interest payment date and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable interest payment date. In the event of non-receipt of any cheque or of such payment for interest by the person to whom it is sent as aforesaid, Emera will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt

as it shall reasonably require and upon being indemnified to its satisfaction.

## ARTICLE 3
## REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBT SECURITIES

Section 3.1. **Registration of Debt Securities.**

(1) Emera shall cause to be kept by the Trustee at its principal office a register or an electronic data base which shall contain the names and addresses of the Holders of Debt Securities of such series and particulars of the Debt Securities held by them respectively. Unless otherwise provided in this Indenture or on any Supplemental Indenture, Emera shall also, with respect to each series of Debt Securities cause to be provided by and at such principal office of the Trustee facilities for the exchange and transfer of Debt Securities, and by and at the principal offices of the Trustee at Halifax, Nova Scotia or at such other place or places (if any) as may be specified in such Debt Security, facilities for the registration, exchange and transfer of Debt Securities. Emera may from time to time provide additional facilities for such registration, exchange and transfer at other offices of the Trustee or at other agencies, as registrar.

(2) No transfer of a Debt Security shall be valid unless made at one of such offices or other agencies by the registered Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and upon compliance with such reasonable requirements as the Trustee may prescribe, nor unless the name of the transferee shall have been noted on the Debt Security by the Trustee or other agent. For greater certainty, the Trustee is not required to effect a transfer of any Debt Security until documentation satisfactory to the Trustee, acting reasonably, is provided to it by the transferee.

(3) The registered Holder of a Debt Security may at any time and from time to time have the registration of such Debt Security transferred from the register on which the registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Trustee or other registrar fee to be fixed by the Trustee. Such change of registration shall be noted on such Debt Security by the Trustee or other registrar unless a new Debt Security shall be issued upon such change of registration.

(4) Transfers and registrations of Book-Entry Only Form Debt Securities will only be made to another nominee of the Depository or to a successor Depository of a nominee of such successor Depository.

(5) It is expressly acknowledged that transfers of beneficial ownership in any Debt Security represented by a permanent global Debt Security certificate will be effected only (a) with respect to the interests of Participants, through records maintained by the Depository or its nominee for the permanent global Debt Security certificate, and (b) with respect to interests of persons other than Participants, through records maintained by Participants. Beneficial Owners of Debt Securities who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Debt Securities represented by a permanent global Debt Security certificate may do so only through a Participant.

(6) The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners, and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

Section 3.2. **Transferee Entitled to Registration**. The transferee of a registered Debt Security shall, after the appropriate form of transfer is lodged with the Trustee or other agent and upon compliance with all other conditions in that behalf required by this Indenture or by law, be entitled to be entered on the register as the owner of such Debt Security free from all equities or rights of set-off or counterclaim between Emera and his transferor or any previous Holder of such Debt Security, save in respect of equities of which Emera is required to take notice by statute or by order of a court of competent jurisdiction.

Section 3.3. **Exchange of Debt Securities.**

(1) Debt Securities in any authorized form or denomination may be exchanged upon

other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debt Securities so exchanged.

(2) Debt Securities of any series may be exchanged only at the principal office of the Trustee at Halifax, Nova Scotia or at such other place or places (if any) as may be specified in the Debt Securities of such series and at such other place or places (if any) as may from time to time be designated by Emera with the approval of the Trustee. Any Debt Securities tendered for exchange shall be surrendered to the Trustee together with all unmatured coupons (if any). Emera shall execute and the Trustee shall certify all Debt Securities necessary to carry out exchanges as aforesaid. All Debt Securities surrendered for exchange shall be cancelled.

(3) Debt Securities issued in exchange for Debt Securities which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon, by the Trustee, a statement to that effect.

(4) Notwithstanding anything in this Section 3.3, except as otherwise specified as contemplated by Section 2.2, any Book-Entry Only Form Debt Security shall be exchangeable only as provided in this paragraph. If any beneficial owner of an interest in a Book-Entry Only Form Debt Security is entitled to exchange such interest for Debt Securities of the same series and of like tenor and principal amount of another authorized form and denomination, as specified as contemplated by Section 2.2 and provided that any applicable notice provided in the Book-Entry Only Form Debt Security shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, Emera shall deliver to the Trustee definitive Debt Securities in aggregate principal amount equal to the principal amount of such beneficial owner's interest in such Book-Entry Only Form Debt Security, executed by Emera. On or after the earliest date on which such interests may be so exchanged, such Book-Entry Only Form Debt Security shall be surrendered by the Depository or its Nominee, as applicable, to the Trustee, as Emera's agent for such purpose, to be exchanged, in whole or from time to time in charge, and the Trustee shall certify and deliver, in exchange for each portion of such Book-Entry Only Form Debt Security, an equal aggregate principal amount of definitive Debt Securities of the same series of authorized denominations and of like tenor as the portion of such Book-Entry Only Form Debt Security to be exchanged and a new Book-Entry Only Form Debt Security for that portion which is not exchanged; provided however, that no such exchanges may occur during a period beginning at the opening of business fifteen (15) Days before any selection of Debt Securities to be redeemed and ending on the relevant date of redemption if the Debt Security for which exchange is requested may be among those selected for redemption.

Section 3.4. **Charges for Registration, Transfer and Exchange.**

(1) Unless otherwise provided in any Supplemental Indenture, for each Debt Security exchanged, registered, transferred or discharged from registration the Trustee or other agent shall, if required by Emera, make a reasonable charge for its services and for each new Debt Security issued (if any); provided that no charge to a Holder of a Debt Security shall be made hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debt Security applied for within the period of two months from and including the date of such Debt Security; or

(b) for any exchange of any Debt Security which has been issued under Section 2.8 or Section 4.5.

(2) Payment of any such charges and reimbursement of the Trustee or other agent or Emera for any transfer taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.

Section 3.5. **Register Open for Inspection.** The register herein before referred to shall be open for inspection by Emera and the Trustee and, at such costs as may be established by the Trustee, be open for inspection by any Holder at all reasonable times. The Trustee and every registrar shall from time to time when requested so to do by Emera or by the Trustee furnish Emera or the Trustee, as the case may be, with a

Securities entered on the register kept by them and showing the principal amount and serial numbers of the Debt Securities held by each such Holder.

Section 3.6. **Limitation on Obligation to Effect Transfer or Exchanges.** Neither Emera nor the Trustee nor any other agent shall be required (a) to make transfers of Debt Securities of any series on any interest payment date for Debt Securities of that series or during the 15 preceding Days, or (b) to make exchanges of Debt Securities of any series on the day of any selection by the Trustee of Debt Securities of that series to be redeemed or during the 15 preceding Days.

Section 3.7. **Ownership of Debt Securities.**

(1) The person in whose name any Debt Security is registered for all purposes of this Trust Indenture shall be and be deemed to be the owner thereof and payment of or on account of the principal of and premium (if any) on such Debt Security and interest thereon shall be made only to or upon the order in writing of such registered Holder.

(2) Neither Emera nor the Trustee nor any other agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Debt Security and may transfer the same on the direction of the person registered as the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(3) The registered Holder for the time being of any Debt Security shall be entitled to the principal, premium (if any) and interest evidenced by such Debt Security free from all equities or rights of set-off or counter-claim between Emera and the original or any intermediate Holder thereof, except in the case of any prior overpayment with respect to a Debt Security, and all persons may act accordingly and the receipt of any such registered Holder for any such principal, premium or interest shall be a good discharge to Emera and the Trustee for the same and neither Emera nor the Trustee shall be bound to inquire into the title of any such registered Holder.

(4) Emera and the Trustee may treat the registered Holder of any Debt Security as the owner thereof without actual production of such requisition, direction, consent, instrument or other document provided for hereunder.

(5) Where a Debt Security is registered in more than one name the principal monies, premium, if any, and interest from time to time payable in respect thereof may be paid by cheque payable to the order of all such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge to the Trustee and any registrar and to Emera, unless such cheque be not paid at par on presentation at any one of the places where such principal monies, premium, if any, and interest is, by the terms of such Debt Security, made payable.

(6) In the case of the death of one or more joint registered Holders, and receipt by the Trustee of satisfactory documentation evidencing same, the principal monies of, premium, if any, and interest on Debt Securities so registered may be paid by cheque to the survivor or survivors of such registered Holders whose receipt therefor shall constitute a valid discharge to the Trustee and any registrar and to Emera, unless such cheque not be paid at par on presentation at any one of the places where such principal monies, premium, if any, and interest is, by the terms of such Debt Security, made payable.

## ARTICLE 4
## PURCHASE FOR CANCELLATION AND REDEMPTION

Section 4.1. **Purchase**

(1) Emera when not in default under this Indenture, will have the right to purchase Debt Securities in the market or by tender or by private contract. All Debt Securities so purchased shall be delivered to the Trustee and cancelled and no Debt Securities shall be issued in substitution therefor.

(2) If, upon an invitation for tenders made pursuant to subsection (1), more Debt Securities are tendered at the same lowest price than Emera is prepared to accept, the Debt Securities to be purchased by Emera will be selected by the Trustee by lot, or in such other manner as the Trustee may deem equitable, from the Debt Securities tendered by each tendering Holder of Debt Securities who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with

may be so selected, and regulations so made shall be valid and binding upon all Holders of Debt Securities, notwithstanding the fact that, as a result thereof, one or more of such Debt Securities becomes subject to purchase in part only. If any Debt Security shall be purchased in part only, upon delivery to the Trustee of such Debt Security, the Holder thereof shall be entitled to receive, without expense to such Holder, one or more new Debt Securities for the part of the principal amount of Debt Securities which has not been purchased for cancellation.

Section 4.2 **Redemption.** Where the Board Resolution, Officer's Certificate or Supplemental Indenture authorizing a series of Debt Securities provides for redemption of such Debt Securities, the Debt Securities shall be redeemable by Emera, in accordance with the provisions of Sections 4.3 to 4.7 at its option, in whole at any time or in part from time to time at the redemption price specified in the Debt Securities or in the applicable Board Resolution, Officer's Certificate or Supplemental Indenture authorizing the series of Debt Securities, together with interest on the principal amount of Debt Securities so redeemed, accrued and unpaid to the date fixed for redemption (the whole constituting the "Redemption Price"). The Redemption Price of Debt Securities so redeemed shall be payable upon presentation and surrender thereof at any of the places where the principal of the Debt Securities is expressed to be payable and at such other places, if any, as may be specified in the notice of redemption.

Section 4.3 **Partial Redemption and Selection for Redemption.** In the event that less than all the Debt Securities for the time being outstanding are at any time to be redeemed, the Trustee shall select the Debt Securities to be redeemed by lot in such manner as the Trustee shall deem equitable. In the event of a partial redemption of Debt Securities pursuant to the provisions of this Section but subject to the provisions of Section 4.6, upon surrender of any Debt Security for payment of the redemption price, Emera shall execute and the Trustee shall certify and deliver without charge to the Holder thereof or upon his order one or more new Debt Securities for the unredeemed part of the principal mount of the Debt Security or Debt Securities so surrendered. Unless the context otherwise requires, the terms "Debt Security" or "Debt Securities" as used in Article 4 shall be deemed to mean or include any part of the principal amount of any Debt Security which in accordance with the foregoing provisions has become subject to redemption.

Section 4.4 **Notice of Redemption**

(1) Notice of redemption of any Debt Securities shall be given to the Holders of the Debt Securities so to be redeemed not more than 60 Days nor less than 30 Days prior to the date fixed for redemption, in the manner provided in Article 12. Every such notice shall specify the aggregate principal amount of Debt Securities called for redemption, the redemption date ("Redemption Date"), the redemption price and the places of payment and shall state that interest upon the principal amount of Debt Securities called for redemption shall cease to be payable from and after the redemption date. In addition, unless all the outstanding Debt Securities are to be redeemed, the notice of redemption shall specify the distinguishing letters and numbers of the Debt Securities which are to be redeemed and the principal amounts of such Debt Securities or, if any such Debt Security is to be redeemed in part only, the principal amount of such part.

Section 4.5 **Payment of Redemption Price.** Notice having been given as aforesaid, all the Debt Securities so called for redemption shall thereupon be and become due and payable at the redemption price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debt Securities, anything therein or herein to the contrary notwithstanding, and from and after such redemption date, if the monies constituting the Redemption Price for such Debt Securities shall have been deposited or Emera shall have made provision for payment as provided in Section 4.6 and affidavits or other proof satisfactory to the Trustee as to the mailing of such notices shall have been lodged with it, interest upon the said Debt Securities shall cease. In case any question shall arise as to whether any notice has been given as above provided and such deposit or provision for payment made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

Section 4.6 **Redemption Procedure**

(1) Redemption of Debt Securities shall be provided for by Emera depositing with the Trustee or any paying agent to the order of the

redemption date specified in such notice, such sums as may be sufficient to pay, or by Emera otherwise making provision in form satisfactory to the Trustee in its absolute discretion for the payment of, the redemption price of the Debt Securities so called for redemption. Emera shall also deposit with the Trustee, or otherwise make provision in form satisfactory to the Trustee in its absolute discretion for the payment of, a sum sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit or provision shall be irrevocable. From the sums so deposited or provided the Trustee shall pay or cause to be paid to the Holders of such Debt Securities so called for redemption, upon surrender of such Debt Securities, the redemption price. Notwithstanding the foregoing, payment of the Redemption Price of a portion of any Debt Security may be made by the Trustee or by any paying agent with the consent of the Trustee, to the registered Holder thereof without presentation or surrender thereof to the Trustee if there shall have been filed with the Trustee a Certificate of Emera stating that Emera has entered into an agreement with such registered Holder or the person for whom such registered Holder is acting as nominee to the effect that (a) payments will be so made, and (b) such registered Holder or other person will not dispose of such Debt Security or permit its nominee to dispose of such Debt Security or of any interest therein without, prior to the delivery thereof, (i) making a notation on such Debt Security of the date to which interest has been paid thereon and the amount of the payment of any redemption price on account of the Debt Security, and (ii) surrendering the same to the Trustee or other registrar in exchange for a Debt Security or Debt Securities in authorized denominations, aggregating the same principal amount as the principal amount of such Debt Security so surrendered which shall remain unpaid. Neither the Trustee nor any paying agent shall be under any duty to determine that such notations have been made.

(2) Subject to the provisions of this Section 4.6, in case the Holder of any Debt Security so called for redemption shall fail on or before the date specified for redemption so to surrender his Debt Security, or shall not within such time accept payment of the redemption monies payable in respect thereof or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust at such rate of interest as the depository may allow, or in a chartered bank, or Emera may otherwise make provision in form satisfactory to the Trustee in its absolute discretion for the payment of such monies, and such setting aside or provision shall for all purposes be deemed a payment to the Holder of a Debt Security of the sum so set aside and, to that extent, the Debt Security shall thereafter not be considered as outstanding hereunder and the Holder of the Debt Security shall have no other right except to receive payment out of the monies so paid and deposited or provided for upon surrender and delivery up of his Debt Security of the redemption price of such Debt Security. In the event that any money deposited hereunder with the Trustee or any Depository or paying agent on account of principal, premium, if any, or interest on Debt Securities issued hereunder shall remain so deposited for a period of six years, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over by the Trustee or such depository or paying agent to Emera on its demand.

Section 4.7. **Cancellation of Debt Securities.** Subject to the provisions of Section 4.3 as to Debt Securities redeemed in part and to the provisions of Section 2.10, all Debt Securities redeemed or purchased by Emera under the provisions of this Article, shall be forthwith delivered to and cancelled by the Trustee and shall not be reissued.

## ARTICLE 5
## COVENANTS OF Emera

Section 5.1. **Payment of Principal, Premium and Interest.** Emera hereby covenants and agrees that it will, duly and punctually pay or cause to be paid to every Holder of every Debt Security issued hereunder the principal thereof, premium (if any) and interest accrued thereon (including, in case of default, interest on all amounts overdue at the rate specified therein) at the dates and places, in the currencies, and in the manner mentioned herein and in such Debt Securities.

Section 5.2. **Office for Notices, Payments and Registration of Transfer, Etc.** Emera will maintain at Halifax, Nova Scotia, and in such other places as the directors shall designate from time to time, an office or agency where the Debt office or agency where the Debt Securities may be presented for registration, transfer or exchange and for exercise of conversion rights (if any) as in this Indenture provided and an office or agency where notices and demands to or upon Emera in respect of the Debt Securities or this Indenture may be served. Emera will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. In case Emera shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the principal office of the Trustee at Halifax, Nova Scotia.

Section 5.3. **Appointments to Fill Vacancies in Trustee's Office.** Emera, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint a Trustee, so that there shall at all times be a Trustee hereunder.

Section 5.4. **Covenant to Carry On Business.** Subject to the express provisions hereof Emera will carry on and conduct or will cause to be carried on and conducted its business in a proper and efficient manner and will keep or cause to be kept proper books of account and make or cause to be made therein true and faithful entries of all its dealings and transactions in relation to its business provided, however, that nothing herein contained shall prevent Emera from ceasing to operate any premises or property if advisable and in the best interests of Emera to do so.

Section 5.5. **Payment of Taxes, Etc.** Emera will from time to time pay or cause to be paid all taxes, rates, levies, assessments, ordinary or extraordinary, government fees or dues lawfully levied, assessed or imposed upon or in respect of its property or any part thereof or upon the income and profits of Emera as and when the same become due and payable, and Emera will exhibit or cause to be exhibited to the Trustee, when required, the receipts and vouchers establishing such payment and will duly observe and conform to all valid requirements of any governmental authority relative to any of the property or rights of Emera and all covenants, terms and conditions upon or under which any such property or rights are held; provided, however, that Emera shall have the right to contest by legal proceedings any such taxes, rates, levies, assessments, government fees or dues and, upon such contest, may delay or defer

Section 5.6. **Trustee's Remuneration and Expenses.** Emera covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any such expense, disbursement or advance as may arise from its negligence or willful misconduct. After default all amounts so payable shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to any payment of the principal of or interest or premium on or sinking fund with respect to the Debt Securities.

Section 5.7. **Not to Accumulate Interest.** In order to prevent any accumulation after maturity of interest Emera covenants with the Trustee that it will not, except with the approval of the Holders expressed by extraordinary resolution, directly or indirectly extend or assent to the extension of time for payment of any interest payable hereunder or be a party to or approve any such arrangement by funding interest in any other manner. In case the time for payment of interest shall be so extended, whether for a definite period or otherwise, such interest shall not be entitled in case of default hereunder to the benefit of these presents, except subject to the prior payment in full of the principal of and premium (if any) on all Debt Securities then outstanding and of all interest on such Debt Securities, the payment of which has not been so extended, and of all other monies payable thereunder.

Section 5.8. **Financial Statements.** Emera will annually within 140 Days (or such longer period as the Trustee in its discretion may consent to) after the end of its fiscal year (at the date hereof, December 31) furnish to the Trustee a copy of the consolidated financial statements and of the report of Emera's Auditors thereon which are furnished to the shareholders of Emera and will furnish to the Trustee any other notice, statement or circular issued to such shareholders at the time they are so issued.

Section 5.9. **Performance of Covenants by Trustee.** If Emera shall fail to perform any of its covenants contained in this Trust Indenture, the Trustee may notify the Holders of such failure on the part of Emera or may itself perform any of said covenants capable of being performed by it, but subject to Section 6.3 and Section 11.2 shall be under no obligation to do so or to notify the Holders. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 5.6. No such performance or advance by the Trustee shall be deemed to relieve Emera of any default hereunder.

Section 5.10. **Annual Certificate of Compliance.** Within 140 Days after the end of each fiscal year of Emera, and at any other time if requested by the Trustee, Emera shall furnish the Trustee with a Certificate of Emera stating that in the course of the performance by the signers of their duties as officers or directors of Emera they would normally have knowledge of any default by Emera in the performance of its covenants under this Indenture or of any event of default under Article 6 and certifying that Emera has complied with all covenants, conditions or other requirements contained in this Indenture the non-compliance with which would, with notification or with the lapse of time or otherwise, constitute an event of default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

In addition, on becoming aware, at any time of any event of default Emera will promptly notify the Trustee.

Section 5.11. **Encumbrance on Assets.** Emera covenants with the Trustee that from the date of this Indenture and so long as any Debt Securities remain outstanding:

(a) it will not mortgage, hypothecate, charge, pledge, create a security interest in or otherwise encumber any of its assets to secure any obligations unless at the same time all the Debt Securities then outstanding shall be secured equally and ratably with such obligations; provided that this covenant will not apply to nor operate to prevent the giving of:

(i) Purchase Money Mortgages and Capital Lease Obligations;

(ii) Non-Recourse Debt;

(iii) mortgages, charges, security interests, encumbrances or other charges on property of a corporation existing at the time such corporation is merged into or consolidated with Emera, or at the time of a sale, lease or other disposition to Emera of the properties of a corporation, provided that such mortgages, charges, security interests, encumbrances or other charges on property were not created in anticipation of the merger, consolidation, sale, lease or other disposition;

(iv) (A)liens for taxes and assessments not overdue and securing workmen's compensation assessments, unemployment insurance or other social security obligations;

(B) liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Emera in good faith;

(C) liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(D) deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, or to secure surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens;

(E) the right reserved to or vested in any municipality or governmental or other public provision or by the terms of any lease, license, franchise, grant or permit, which affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof;

(F) undetermined or inchoate liens and charges incidental to the current operations of Emera which have not at the time been filed against Emera, provided, however, that if any such lien or charge shall have been filed, Emera shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such lien or charge;

(G) any mortgage, charge, lien, security interest or encumbrance the validity of which is being contested at the time by Emera in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full;

(H) liens and privileges arising out of judgments or awards with respect to which Emera shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

(I) any other liens of a nature similar to the foregoing which do not materially impair the use of the property subject thereto or the operation of the business of Emera or the value of such property for the purpose of such business; or

(v) mortgages, charges, security interests, encumbrances or other charges on property of Emera which, in aggregate, do not exceed five percent (5%) of Emera's

(vi) any extensions, renewal, alteration, substitution or replacement (or successive extensions, renewals, alterations, substitutions or replacements), in whole or in part, of any lien, mortgage, charge, security interest or similar interest referred to in the foregoing clauses (i) through (v), provided the extension, renewal, alteration, substitution or replacement of such lien, mortgage, charge, security interest or similar interest is limited to all or any part of the same property that secured the lien, mortgage, charge, security interest or similar interest extended, renewed, altered, substituted or replaced (plus improvements on such property) and the principal amount of the obligations secured thereby is not thereby increased.

## ARTICLE 6
## DEFAULT AND ENFORCEMENT

Section 6.1 **Events of Default.** Each of the following events is herein sometimes called an "event of default":

(a) if Emera makes default in the due and punctual payment of the principal of or premium, if any, on any Debt Security when and as the same shall become due and payable, whether at maturity or otherwise;

(b) if Emera makes default in the due and punctual payment of any installment of interest on any Debt Security when and as such interest installment shall become due and payable as in such Debt Security or in this Indenture or any Supplemental Indenture hereto expressed, and any such default shall have continued for a period of 30 Days;

(c) if Emera makes default in the performance or observance of any other of the covenants, agreements or conditions on its part in this Indenture or any Supplemental Indenture or in the Debt Securities contained and, after specifying such default and requiring it to be remedied and stating that such a notice is a "Notice of Default" hereunder which Notice of Default may be given by the Trustee, in its discretion and shall be given by the Trustee upon receipt of written notice by Emera and by the Trustee from the Holders of not less than 25% in principal amount of Debt Securities at the time outstanding (excluding Debt Securities of any series not entitled to the benefits of such covenant, agreement or condition) Emera shall fail to remedy such default within a period of 60 Days;

(d) any one or more of Emera and its subsidiaries fail to pay when due (after giving effect to any applicable grace periods, waivers and extensions) any amount owing in respect of Indebtedness other than the Debt Securities or Non Recourse Debt, provided that the aggregate principal amount of such Indebtedness in respect of which payment has not been made exceeds the greater of $25 million or five percent (5%) of Emera's consolidated net assets;

(e) the maturity of the Indebtedness referred to in Section 6.1(d) is accelerated as a result of the failure of Emera and its subsidiaries to perform any other covenant applicable to such Indebtedness, provided that the aggregate principal amount of such Indebtedness accelerated exceeds the greater of $25 million or five percent (5%) of Emera's consolidated net assets;

(f) if Emera makes an assignment for the benefit of creditors, or files a petition in bankruptcy; or if Emera be adjudicated insolvent or bankrupt, or petition or apply to any court having jurisdiction in the premises for the appointment of a receiver, trustee, liquidator or sequestrator or a receiver and manager or any other officer with similar powers shall be appointed, or an encumbrancer takes possession of the property of Emera or any part thereof, which is, in the opinion of the Trustee, a substantial part thereof and any such decree or order continues unstayed and in effect for a period of 60 Days;

(e) if a resolution be passed for the winding up or liquidation of Emera, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Article 8 are duly observed and performed, or if Emera institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any petition under any such laws or to the appointment of a receiver of, or of any substantial part of, the property of Emera or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or take any corporate action in furtherance of any of the aforesaid purposes.

If an event of default shall occur and is continuing the Trustee shall, within 45 Days after it becomes aware of the occurrence of such event of default, give notice of such event of default to the Holders in the manner provided herein provided that, notwithstanding the foregoing, the Trustee shall not be required to give such notice if the Trustee in good faith shall have decided that the withholding of such notice is in the best interests of the Holders and shall have so advised Emera in writing.

Section 6.2. **Acceleration on Default.** In case any event of default hereunder has occurred, the Trustee may in its discretion, and shall upon receipt of a request by Holders' Request, declare the principal of and interest on all Debt Securities then outstanding and other monies payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on demand, anything therein or herein to the contrary notwithstanding, and Emera shall on such demand forthwith pay to the Trustee for the benefit of the Holders the principal of and accrued and unpaid interest and interest on amounts in default on such Debt Securities (and, where such a declaration is based upon a voluntary winding-up or liquidation of Emera, the premium (if any) on the Debt Securities then outstanding which would have been payable upon the redemption thereof by Emera, other date of such declaration) and all other monies payable thereunder together with subsequent interest thereon at the rates borne by the Debt Securities from the date of the said declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debt Securities and coupons. Such payment when made shall be deemed to have been made in satisfaction of Emera's obligations hereunder and any monies so received by the Trustee shall be applied as herein provided.

Section 6.3. **Waiver of Default.** In case an event of default has occurred otherwise than by default in payment of any principal monies at maturity:

(a) the Holders of the Debt Securities then outstanding shall have power by extraordinary resolution to require the Trustee to waive the default or to cancel any declaration made by the Trustee pursuant to Section 6.2 and the Trustee shall thereupon waive the default or cancel such declaration upon such terms and conditions as such resolution shall prescribe; provided that, notwithstanding the foregoing, if the event of default has occurred by reason of the non-observance or non-performance by Emera of any covenant applicable only to one or more particular series of Debt Securities then the Holders of the outstanding Debt Securities of that series or those series, as the case may be, shall be entitled by extraordinary resolution (or by separate extraordinary resolutions if more than one series of Debt Securities is so affected) to exercise the foregoing power as if the Debt Securities of that series or those series, as the case may be, were the only Debt Securities outstanding hereunder and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Debt Securities, and

(b) the Trustee, so long as it has not become bound to institute any proceedings hereunder, shall have power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent event of default or the rights resulting therefrom.

Section 6.4. **Proceedings by the Trustee.**

(1) Whenever any event of default hereunder has occurred, but subject to the provisions of Section 6.1 and to the provisions of any extraordinary resolution:

(a) the Trustee, in the exercise of its discretion, may proceed to enforce the rights of the Trustee and the Holders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders lodged in any bankruptcy, winding-up or other judicial proceedings relative to Emera; and

(b) upon receipt of a Holders' Request the Trustee, subject to Section 11.2, shall exercise or take such one or more of the said remedies as the Holders' Request may direct or, if such Holders' Request contains no direction, as the Trustee may deem expedient.

(2) No such remedy for the enforcement of the rights of the Trustee or of the Holders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

(3) Upon the exercising or taking by the Trustee of any such remedies whether or not a declaration and demand have been made pursuant to Section 6.2, the principal and interest of all Debt Securities then outstanding and the other monies payable under Section 6.2 shall forthwith become due and payable to the Trustee as though such a declaration and a demand therefore had actually been made.

(4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debt Securities or the production

thereof at the trial or other proceedings relative thereto.

(5) No delay or omission of the Trustee or of the Holders to exercise any remedy referred to in subsection (1) shall impair any such remedy or shall be construed to be a waiver of any default hereunder or acquiescence therein.

Section 6.5. **Suits by Holders.** No Holder of any Debt Security shall have the right to institute any action or proceeding or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any rights on behalf of the Holders or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under bankruptcy legislation or to have Emera wound up or to file or prove a claim in any liquidation or bankruptcy proceedings, unless the Trustee shall have failed to act within a reasonable time after the Holders' Request referred to in Section 6.2 has been delivered to the Trustee and any indemnity required by it under Section 11.2 has been tendered to it; in such case, but not otherwise, any Holder acting on behalf of himself and all other Holders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under Section 6.4; it being understood and intended that no one or more Holders of Debt Securities shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action or to enforce any right hereunder or under any Debt Security except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Holders of all outstanding Debt Securities.

Section 6.6. **Application of Monies Received by Trustee.** Except as otherwise herein provided, all monies arising from any enforcement hereof shall be held by the Trustee and by it applied, together with any other monies then or thereafter in the hands of the Trustee available for the purpose, as follows:

(a) firstly, in payment or reimbursement to the Trustee of the reasonable remuneration, expenses, disbursements and advances of the Trustee earned, incurred or made in the hereunder or otherwise in relation to this Indenture;

(b) secondly, but subject to the provisions of Section 6.7, in or towards payment of the principal of and premium (if any) and accrued and unpaid interest on and interest on amounts in default under the Debt Securities which shall then be outstanding, in that order of priority unless otherwise directed by extraordinary resolution and in that case in such order of priority as between principal, premium and interest as may be directed by such extraordinary resolution; and

(c) finally, the surplus (if any) of such monies shall be paid to Emera or its assigns.

Section 6.7. **Distribution of Proceeds.** Payment to Holders of Debt Securities and coupons pursuant to paragraph (b) of Section 6.6 shall be made as follows:

(a) at least 15 Days' notice of every such payment shall be given in the manner provided in Article 12 specifying the time when and the place or places where the Debt Securities are to be presented and the amount of the payment and the application thereof as between principal, premium and interest;

(b) payment of any Debt Security or coupon shall be made upon presentation thereof at any one of the places specified in such notice and any such Debt Security thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient; and

(c) from and after the date of payment specified in the notice interest shall accrue only on the amount owing on each Debt Security after giving credit for the amount of the payment specified in such notice unless it be duly presented on or after the date so specified and payment of such amount be not made.

Section 6.8 **Immunity of Shareholders, etc.** No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Debt Security issued hereunder, or under any judgement obtained against Emera or by the enforcement of any assessment, or by any legal or equitable proceeding by virtue of any constitution or statute, or otherwise, shall be had against any shareholder, officer or director of Emera, or of any successor corporation either directly or through Emera, or otherwise, for the payment for or to the Trustee or any receiver or liquidator, for or to the Holder of any Debt Securities issued hereunder or otherwise, of any sum that may be due and unpaid by Emera upon any such Debt Security and any and all personal liability of every name and nature, whether at common law or in equity, or by statute or by constitution or otherwise, of any such shareholder, officer or director, by reason of the non-payment of any shares of the capital stock of Emera or any act of omission or commission on his part or otherwise, for the payment for or to the Trustee or any receiver or liquidator, or for or to the Holder of any Debt Securities issued hereunder or otherwise, of any sum that may remain due and unpaid on the Debt Securities issued hereunder or any of them, is hereby expressly waived and released as a condition of and consideration for the execution of this Indenture and the issue of such Debt Securities. Nothing herein or in the Debt Securities contained shall be taken, however, to prevent recourse to and the enforcement of the liability of any shareholder of Emera for uncalled capital, or the liability of any such shareholder upon unsatisfied calls.

Section 6.9. **Trustee Appointed Attorney.** Emera hereby irrevocably appoints the Trustee to be the attorney of Emera in the name and on behalf of Emera to execute any instruments and do any acts and things which Emera ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of Emera in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

Section 6.10 **Remedies Cumulative.** Each and every remedy herein conferred upon or reserved to the Trustee, or upon or to the Holders of the Debt Securities, shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist

Section 6.11. **Judgment Against Emera.** Emera covenants and agrees with the Trustee that, in case of any proceedings to obtain judgment for the principal of or interest or premium on the Debt Securities, judgment may be rendered against it in favour of the Holders hereunder, or in favour of the Trustee, as trustee of an express trust for the Holders, for any amount which may remain due in respect of the Debt Securities and premium, if any, and interest thereon and any other monies payable hereunder by Emera.

## ARTICLE 7
## SATISFACTION AND DISCHARGE

Section 7.1. **Cancellation.**

(a) All Debt Securities shall forthwith after payment thereof be cancelled and delivered to the Trustee. All Debt Securities cancelled or required to be cancelled under this or any other provision of this Indenture may be destroyed by or under the direction of the Trustee by cremation or otherwise (in the presence of a representative of Emera if Emera shall so require) and the Trustee shall prepare and retain a certificate of such destruction and deliver a duplicate thereof to Emera.

(b) Emera, when authorized by a resolution of Directors, may, from time to time, cancel any authorized and unissued Debt Securities of a series and shall give notice thereof to the Trustee.

Section 7.2. **Non-Presentation of Debt Securities.** In case the Holder of any Debt Security shall fail to present the same for payment on the date on which the principal thereof, the premium (if any) thereon and the interest thereon or represented thereby becomes payable either at maturity or on redemption or otherwise either:

(a) (i) Emera shall be entitled to pay to the Trustee or a Canadian chartered bank and direct it to set aside, and

(ii) in respect of monies in the hands of the Trustee which may or should be applied to the payment or redemption of the Debt Securities, Emera shall be entitled the principal monies and premium (if any) and the interest, as the case may be, in trust to be paid to the Holder of such Debt Security upon due presentation or surrender thereof in accordance with the provisions of this Indenture; or

(b) Emera may otherwise make provision in form satisfactory to the Trustee in its absolute discretion for the payment of such monies;

and thereupon the principal monies and premium (if any) and the interest payable on or represented by each Debt Security in respect whereof such monies have been set aside or provided for shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the monies, so set aside by the Trustee or by a Canadian chartered bank (without interest on such monies such interest being the property of Emera) or provided for by Emera upon due presentation and surrender thereof, subject always to the provisions of Section 7.4.

Section 7.3. **Paying Agent to Repay Monies Held.** Upon the satisfaction and discharge of this Indenture all monies then held by any paying agent of the Debt Securities (other than the Trustee) shall, upon written order of Emera, be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such monies.

Section 7.4. **Repayment of Unclaimed Monies to Emera.** Any monies set aside under Section 7.2 in respect of any Debt Security and not claimed by and paid to the Holder thereof, as provided in Section 7.2, within six years after the date of such setting aside shall be repaid to Emera by the Trustee on demand, and thereupon the Trustee shall be released from all further liability with respect to such monies, and thereafter, subject to any other requirements of law, such Holder shall have no rights in respect of such Debt Security except to obtain payment of such monies (without interest thereon) from Emera.

Section 7.5. **Release from Covenants.** Upon proof being given to the reasonable satisfaction Securities, or all the outstanding Debt Securities of any series, issued hereunder and the premium, if any, thereon and interest (including interest on amounts overdue) thereon and other monies payable hereunder have been paid or satisfied, or that payment on maturity on that date, if any, fixed for redemption of the principal of all of the outstanding Debt Securities, or all the outstanding Debt Securities of any series, issued hereunder and the premium, if any, thereon and interest (including interest as amounts overdue) thereon has been duly provided for in a manner approved by the Trustee, or that all the outstanding Debt Securities, or all the outstanding Debt Securities of any series, issued hereunder having matured or having been duly called for redemption, or the Trustee having been given irrevocable instructions by Emera to give within 90 Days notice of redemption of all the outstanding Debt Securities, or all of the outstanding Debt Securities of any series, issued hereunder, and such payment or redemption has been duly and effectually provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to these presents and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of Emera, execute and deliver to Emera such deeds or other instruments as shall be requisite to evidence the satisfaction and discharge of the security (if any) created pursuant hereto, and to release Emera from its covenants herein contained with respect to all the outstanding Debt Securities, or all such outstanding Debt Security of any series, issued hereunder, as the case may be, except those relating to the indemnification of the Trustee.

## ARTICLE 8
## SUCCESSOR CORPORATION

Section 8.1 **General Provisions.** Nothing in this Indenture shall prevent, if otherwise permitted by law, the reorganization or reconstruction of Emera or the consolidation, amalgamation or merger of Emera with any other corporation, including any Affiliate, or shall prevent the transfer by Emera of its undertaking and assets as a whole or substantially as a whole to another corporation, including any Affiliate, lawfully entitled to acquire and operate the same, provided that the conditions of this Article 8 be observed, and provided also that

(a) no condition or event shall exist as to Emera or such successor or assign either at the time of or immediately after such reorganization, reconstruction, consolidation, amalgamation, merger, or transfer and after giving full effect thereto or immediately after such successor or assign shall become liable to pay the principal monies, premium, if any, and interest and other monies payable hereunder, which constitutes or would constitute a default or an event of default hereunder, and

(b) every such successor or assign shall as a part of such reorganization, reconstruction, merger, consolidation, amalgamation, or transfer and in consideration thereof enter into and execute an Indenture or Supplemental Indentures hereto in favour of the Trustee whereby such successor or assign covenants:

(i) to pay punctually when due the principal monies, premium, if any, interest and other monies payable hereunder;

(ii) to perform and observe punctually all the obligations of Emera under these presents and under and in respect of all outstanding Debt Securities; and

(iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Emera herein contained as fully and completely as if it had itself executed this Indenture as Party of the First Part hereto and had expressly agreed herein to observe and perform the same.

Provided that every such reorganization, reconstruction, consolidation, amalgamation, merger or transfer shall be made on such terms and at such times and otherwise in such manner as shall be approved by Emera and by the Trustee as not being prejudicial to the interests of the Holders and, upon such approval, the Trustee shall facilitate the same in all respects, and may give such consents and sign, execute or join in such documents and do such acts as in its discretion may be thought advisable in order that such reorganization, reconstruction, consolidation, amalgamation, merger or transfer may be carried out, and thereupon Emera may be released and discharged from liability under this Trust Indenture and the Trustee may execute any document or documents which it may be advised is or are necessary or advisable for effecting or evidencing such release and discharge and the opinion of counsel as hereinafter mentioned shall be full warrant and authority to the Trustee for so doing. Emera shall furnish to the Trustee an opinion of counsel as to the legality of any action proposed to be taken and as to the validity of any action taken pursuant to the provisions contained in this Section, and the Trustee shall incur no liability by reason of reliance thereon.

Section 8.2. **Status of Successor Corporation.** In case of any reorganization, reconstruction, consolidation, amalgamation or merger as aforesaid, the corporation formed by such consolidation or with which Emera shall have been amalgamated or merged, upon executing an Indenture or Indentures as provided in Section 8.1 shall succeed to and be substituted for Emera (which may then be wound up, if so desired by its shareholders), with the same effect as if it had been named herein as the Party of the First Part hereto, and shall possess and may exercise each and every right of Emera hereunder.

## ARTICLE 9
## MEETINGS OF HOLDERS

Section 9.1 **Right to Convene Meeting.** The Trustee may at any time and from time to time shall, on receipt of a written request of Emera or a Holders' Request and upon being indemnified to its reasonable satisfaction by Emera or by the Holders signing such Holders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within 30 Days after receipt of such request and indemnity to give notice convening such meeting, Emera or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held at Halifax, Nova Scotia, or at such other place as may be approved or determined by the Trustee.

Section 9.2. **Notice.** At least 30 Days' notice of any meeting shall be given to the Holders in the manner provided in Article 12 and a copy thereof shall be sent by post to the Trustee unless the meeting has been called by it and to Emera unless the meeting has been called by it.

place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 9.3 **Chairman.** Some person, who need not be a holder of a Debt Security, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose some person present to be chairman.

Section 9.4. **Quorum.** Subject to the provisions of Section 9.13:

(a) at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing at least 20% in principal amount of the outstanding Debt Securities;

(b) if a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or on a Holders' Request, shall be dissolved, but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week (unless such day is a non-business day in which case it shall stand adjourned to the next following business day thereafter) at the same time and place, unless the chairman shall appoint some other place, day and time of which not less than seven Days' notice shall be given in the manner provided in Article 12; and

(c) at the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 20% in principal amount of the outstanding Debt Securities.

Section 9.5 **Power to Adjourn.** The chairman of any meeting at which a quorum of the Holders of Debt Securities is present may with the consent of the Holders of a majority in principal amount of the Debt Securities

and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.6. **Show of Hands.** Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on extraordinary resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.7 **Poll.** On every extraordinary resolution, and on any other question submitted to a meeting when demanded by the chairman or by any Holder, holding not less than $10,000 in aggregate principal amount of Debt Securities, after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than extraordinary resolutions shall, if a poll be taken, be decided by the votes of the Holders of more than 50% in principal amount of the Debt Securities represented at the meeting and voted on the poll.

Section 9.8. **Voting.** On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more absent Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debt Securities of which he shall then be the Holder. Each Holder of any Debt Securities payable in a currency other than Canadian dollars shall have one vote for every $1,000 principal amount of Debt Securities computed after conversion of the principal amount thereof at the applicable spot buying rate of exchange for such currency as reported by the Bank of Canada at the close of business on the business day next preceding such meeting. Any fractional amounts resulting from such computation shall be rounded to the nearest $1,000. A proxy need not be a Holder of a Debt Security. In the case of joint registered Holders of a Debt Security, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote as one in respect of the Debt Securities of which they are joint registered Holders.

Section 9.9. **Regulations.** The Trustee or Emera with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for and governing:

(a) the issue of voting certificates;

(i) by any bank, trust company or other depository approved by the Trustee certifying that specified Debt Securities have been deposited with it by a named Holder and will remain on deposit until after the meeting; or

(ii) by any bank, trust company, insurance company, governmental department or agency or by any depository or securities clearing service, in each case approved by the Trustee certifying that it is the Holder of specified Debt Securities and will continue to hold the same until after the meeting;

which voting certificates shall entitle the Holders named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof, in the same manner and with the same effect as though the Holders so named in such voting certificates were the actual Holders;

(b) the deposit of voting certificates or instruments appointing proxies at such place as the Trustee, Emera or the Holders convening the meeting, as the case may be, may in the notice convening the meeting direct; and

(c) the deposit of voting certificates or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such voting certificates or instruments appointing proxies to be mailed or otherwise transmitted before the meeting to Emera or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders of any Debt Securities, or as entitled to vote or be present at the meeting in respect thereof, shall be persons who produce Debt Securities at the meeting duly endorsed for transfer to such persons and Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

Section 9.10 **Emera and Trustee may be Represented.** Emera and the Trustee, by their respective officers and directors, legal advisers and auditors of Emera and the Trustee may attend any meeting of the Holders, but shall have no vote as such.

Section 9.11. **Powers Exercisable by Extraordinary Resolution.** In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by extraordinary resolution:

(a) power to sanction any scheme for the reconstruction or reorganization of Emera or for the consolidation, amalgamation or merger of Emera with any other corporation, including any Subsidiary, or for the selling or leasing of all the undertaking, property and assets of Emera or a material part thereof, provided that no such sanction shall be necessary for a reconstruction, reorganization, consolidation, amalgamation or merger or transfer under the provisions of Article 8 hereof;

(b) power to require the Trustee to exercise or refrain from exercising any of the powers conferred upon it by this Indenture or to waive any default on the part of Emera, either unconditionally or, upon such terms as may be decided upon;

(c) power to remove the Trustee from office and to appoint a new trustee or trustees;

(d) power to sanction any change whatsoever of any provision of the Debt Securities or of this Indenture and any modification, alteration, abrogation, compromise or arrangement of or in respect of the rights of the Holders against Emera or arise under the provisions of this Indenture or otherwise;

(e) power to sanction the exchange of the Debt Securities for or the conversion thereof into shares, bonds, Debt Securities, or other securities of Emera or of any company formed or to be formed;

(f) power to assent to any compromise or arrangement by Emera with any creditor, creditors or class or classes of creditors or with the Holders of any shares or securities of Emera;

(g) power to authorize the Trustee, in the event of Emera making an authorized assignment or proposal or a custodian or trustee being appointed under bankruptcy legislation or a liquidator being appointed, for and on behalf of the Holders, and in addition to any claim or debt proved or made for its own account as Trustee hereunder, to file and prove any claim or debt against Emera and its property for an amount equivalent to the aggregate amount which may be payable in respect of the Debt Securities, value security and vote such claim or debt at meetings of creditors and generally act for and on behalf of the Holders in such proceedings as such resolution may provide;

(h) power to restrain any Holder of any Debt Security outstanding hereunder from taking or instituting any suit, action or proceeding for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or trustee in bankruptcy or to have Emera wound up or for any other remedy hereunder and to direct such Holder of any Debt Security to waive any default or defaults by Emera on which any suit or proceeding is founded;

(i) power, subject to the provisions of Section 6.2 and Section 6.4 to direct any Holder or Holders of a Debt Security bringing any suit, action or proceeding and the Trustee to waive the default in respect of which such action, suit or other proceeding shall have been brought;

(j) power to require the Trustee to make a declaration under the provisions of Section 6.2 hereof or to proceed to enforce any remedy available hereunder, but subject always to compliance with the provisions of Section 6.3 hereof;

(k) power to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to limitations, if any, as may be prescribed in such extraordinary resolution) the power to give to the Trustee any or all of the directions or authorizations which the Holders could give by extraordinary resolution under the foregoing paragraphs (a), (b), (c), (d), (f), (h) and (k). The extraordinary resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee; such committee shall consist of such number of persons as shall be prescribed in the extraordinary resolution appointing it, and the members need not be themselves Holders; subject to the extraordinary resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum; all acts of any such committee within the authority delegated to it shall be binding upon all Holders; neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(l) power to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Holders; and

(m) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture which shall be agreed to by Emera and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any such modification, change, addition or omission or any deeds, documents or writings authorized by such resolution.

Section 9.12. **Powers Cumulative.** It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Trust Indenture stated to be exercisable by the Holders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Holders to exercise such power or powers or combination of powers then or any power or powers or combination of powers thereafter from time to time.

Section 9.13. **Meaning of "Extraordinary Resolution".**

(1) The expression "extraordinary resolution" when used in this Trust Indenture means, subject as hereinafter in this Section and in Sections 9.15 and 9.17 provided, a resolution proposed to be passed as an extraordinary resolution at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Article at which the Holders of more than 50% in principal amount of the Debt Securities then outstanding are present in person or by proxy and passed by the favourable votes of the Holders of not less than 66 2/3% of the principal amount of Debt Securities represented at the meeting and voted on a poll upon such resolution.

(2) If at any such meeting the Holders of more than 50% in principal amount of the Debt Securities outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Holders or on a Holders' Request, shall be dissolved; but if otherwise convened the meeting shall stand adjourned to such day, being not less than 21 nor more than 60 Days later, and to such place and time as may be appointed by the chairman. Not less than 10 Days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 12. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (1) of this Section shall be an extraordinary resolution within the meaning of this Indenture, notwithstanding that the Holders of more than 50% in principal amount of the Debt Securities then outstanding are not present in person or by proxy at such adjourned meeting.

(3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

Section 9.14. **Minutes.** Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of Emera, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had, to have been duly passed and had.

Section 9.15. **Instruments in Writing.** All actions that may be taken and all powers that may be exercised by the Holders at a meeting held as herein before in this Article provided may also be taken and exercised by the Holders of not less than 66 2/3% in principal amount of all the outstanding Debt Securities by an instrument in writing signed in one or more counterparts and the expression "extraordinary resolution" when used in this Trust Indenture shall include an instrument so signed. Proof of the execution of an instrument in writing by any Holder of a Debt Security may be made by the certificate of any notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any manner which the Trustee may consider adequate. Any instrument in writing signed as herein provided shall bind all future Holders of the same Debt Security or any Debt Security or Debt Securities issued in exchange therefor in respect of anything done or suffered by Emera or the Trustee in pursuance thereof.

Section 9.16. **Binding Effect of Resolutions.** Subject to the provisions of Section 9.17, every resolution and every extraordinary resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.15 shall be binding upon all the Holders, whether signatories thereto or not, and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, extraordinary resolution and instrument in writing.

Section 9.17. **Serial Meetings.**

(1) If any business to be transacted at a meeting of Holders, or any action to be taken or power to be exercised by instrument in writing under Section 9.15, especially affects the rights of the Holders of Debt Securities of one or more series or maturities in a manner or to an extent substantially differing from that in or to which it affects the rights of the Holders of Debt Securities of any other series or maturity (as to which an opinion of counsel shall be binding on all Holders, the Trustee and Emera for all purposes hereof) then:

(a) reference to such fact, indicating each series or maturity so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a "serial meeting"; and

(b) the Holders of Debt Securities of a series or maturity so especially affected shall not be bound by any action taken at a serial meeting or by instrument in writing under Section 9.15 unless in addition to compliance with the other provisions of this Article:

(i) at such serial meeting:

(A) there are present in person or by proxy Holders of at least 20% (or for the purpose of passing an extraordinary resolution more than 50%) in principal amount of the outstanding Debt Securities of such series or maturity, subject to the provisions of this article as to adjourned meetings; and

(B) the resolution is passed by the favourable votes of the Holders of more than 50% (or in the case of an extraordinary resolution not less than 66 2/3%) in principal amount of Debt Securities of such series or maturity voted on the resolution; or

(ii) in the case of action taken or power exercised by instrument in writing under Section 9.15, such instrument is signed in one or more counterparts by the Holders of not less than 66 2/3% in principal amount of the outstanding Debt Securities of such series or maturity.

(2) If in the opinion of counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 9.15, does not adversely affect the rights of the Holders of Debt Securities of one or more particular series or maturities, the provisions of this Article 9 shall apply as if the Debt Securities of such series or maturity were not outstanding and no notice of any such meeting need be given to the Holders of Debt Securities of such series or maturity. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Debt Securities of a particular series or maturity are outstanding shall be deemed not to adversely affect the rights of the Holders of Debt Securities of any other series or maturity.

(3) A proposal (i) to extend the maturity of Debt Securities of any particular series or maturity or reduce the principal amount thereof or the rate of interest or redemption premium thereon, (ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debt Securities of a particular series are outstanding, or (iii) to reduce with respect to Holders of Debt Securities of any particular series any percentage stated in the definition of Holders' Request set out in Section 1.1 or in Sections 9.4, 9.7, 9.13 or 9.15 or in this Section, 9.17, shall be deemed to especially affect the rights of the Holders of Debt Securities of such series or maturity, as the case may be, in a manner substantially differing from that in which it affects the rights of Holders of Debt Securities of any other series or maturity, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debt Securities of any or all other series and maturities.

## ARTICLE 10
## SUPPLEMENTAL INDENTURES

Section 10.1. **Execution of Supplemental Indentures.** Provided no event of default exists or will be created by the issuance of Supplemental Indentures, from time to time Emera (when authorized by a Board Resolution) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, Supplemental Indentures or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) creating any Debt Securities and establishing the terms of any Debt Securities and the forms and denominations in which they may be issued as provided in Article 2;

(b) adding to the covenants of Emera herein contained for the protection of the Holders of the Debt Securities, or of the Debt Securities of any series and providing for events of default in addition to those specified in Article 6;

(c) evidencing the succession of successor companies to Emera and the covenants of and obligations assumed by such successor companies in accordance with the provisions of Article 8;

(d) giving effect to any extraordinary resolution passed as provided in Article 9;

(e) adding to or altering the provisions hereof in respect of the registration and transfer of Debt Securities, making provision for the issue of Debt Securities in forms or denominations other than those herein provided for and for the exchange of Debt Securities of different forms and denominations, and making any modifications in the forms of the Debt Securities which in the opinion of the Trustee do not affect the substance thereof;

(f) making any additions to, deletions from or alterations of the provisions of this Indenture which Emera may deem necessary or advisable in order to facilitate the sale of the Debt Securities do not adversely affect in any substantial respect the interests of the Holders of the Debt Securities, or any series or maturity thereof then outstanding, including without limiting the generality of the foregoing such additions, deletions and alterations, including provision for the appointment of an additional trustee or a co-trustee in any jurisdiction, as would be required to comply with the provisions relating to trust indentures contained in any corporations act, securities act, trust indenture act or similar legislation in any jurisdiction in which Emera may desire to sell the Debt Securities;

(g) making any additions to, deletions from or alterations of the provisions of this Indenture, and in particular Section 5.8, Section 6.1 and Article 11 hereof, which in the opinion of counsel may from time to time be necessary or advisable to conform the same to applicable legislation as that term is defined in subsection (1) of Section 11.1;

(h) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Debt Securities or any series thereof on any stock exchange or providing additional means of transferring Debt Securities or to facilitate the sale of any Debt Securities, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Holders; and

(i) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee and of the Holders are in no way prejudiced thereby.

Section 10.2. **Correction of Errors.** Emera and the Trustee may, without the consent or concurrence of the Holders, by Supplemental Indenture or otherwise, make any changes or corrections in this Indenture which the Trustee for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omission or mistake or manifest error contained herein, or in any deed or Supplemental Indenture or ancillary hereto, provided that in the opinion of the Trustee the rights of the Trustee and of the Holders are in no way prejudiced thereby.

## ARTICLE 11
## CONCERNING THE TRUSTEE

Section 11.1. **Trust Indenture Legislation.**

(1) In this Article the term "applicable legislation" means the provisions, if any, of any statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

(2) If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of applicable legislation, such mandatory requirement shall prevail.

(3) Emera and the Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of applicable legislation.

Section 11.2. **Rights and Duties of Trustee.**

(1) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(2) Subject only to subsection (l) of this Section 11.2, the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders at whose instance it is acting to deposit with the Trustee the Debt Securities held by them, for which Debt Securities the Trustee shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it, is subject to the provisions of applicable legislation and of this Section 11.2 and of Section 11.3.

(5) For greater certainty, and subject to terms of this Indenture, the Trustee shall have absolute discretion, acting reasonably, in the exercise of its powers, rights, duties and responsibilities herein.

(6) Notwithstanding the provisions of this Indenture, the Trustee can refrain from acting or delivering property until such time as any dispute regarding this Indenture has been resolved in accordance with the terms of this Indenture.

Section 11.3 **Evidence, Experts and Advisers.**

(1) In addition to the reports, certificates, opinions and other evidence required by this Indenture, Emera shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable legislation or as the Trustee may reasonably require by written notice to Emera. The Trustee may accept an officer's certificate duly issued by Emera as proof of the regularity of proceedings by Emera as required herein.

(2) In the exercise of its rights, duties and obligations, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed herein, upon statutory declarations, opinions, reports, certificates or other evidence referred to in subsection (1) of this Section 11.3 provided

legislation and that the Trustee examines the same in order to determine whether such evidence indicates compliance with the applicable requirements of this Indenture.

(3) Whenever applicable legislation requires that evidence referred to in subsection (1) of this Section 11.3 be in the form of a statutory declaration, the Trustee may accept such statutory declaration in lieu of a Certificate of Emera required by any provision hereof. Any such statutory declaration may be made by one or more of the chairman, the president, a vice-president, the secretary, the treasurer, the assistant secretary, or a director of Emera.

(4) Proof of the execution of an instrument in writing, including a Holders' Request, by any Holder of a Debt Security may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate. If indenture legislation so permits or requires, any certificate required by this Indenture may be expressed as the opinion of the signer or signers of such certificate.

(5) The Trustee may employ or retain such counsel, accountants or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and shall not be responsible for any misconduct on the part of any of them. On the reasonable advice of said experts or advisors, the Trustee is entitled to act or not to act and may accept their opinions or certificates as conclusive evidence of the statements therein.

(6) The Trustee shall have the right not to act except upon authorized documents pursuant to the terms of this Indenture.

Section 11.4. **Documents, Monies, Etc., Held by Trustee.** Any securities or other instruments that may at any time be held by the Trustee subject to the terms hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank or deposited for safekeeping with any such bank. Pending the application or withdrawal of any monies so held under any provision of this Indenture, the Trustee, unless it is herein otherwise expressly provided, may deposit the same in the name of the Trustee in any Canadian chartered bank at the rate of

or, if so directed by Written Order of Emera, shall:

(i) deposit such monies in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof;

(ii) invest such monies in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of any Canadian chartered bank or loan or trust company; or

(iii) invest such monies in securities of, or deposit such monies with corporations as designated by Emera, subject to any statutory obligation of the Trustee.

Unless an event of default shall have occurred and be continuing, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to Emera.

Section 11.5. **Notices of Events of Default.** Subject to Article 6, the Trustee may in its discretion give notice to the Holders of all events of default which have occurred hereunder and are known to the Trustee, but the Trustee shall be under no obligation to do so.

Section 11.6. **Action by Trustee to Protect Interests.** The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Holders.

Section 11.7. **Trustee Not Required to Give Security.** The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

Section 11.8. **Protection of Trustee.** By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a) the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debt Securities (except in the certificate of the same, but all such statements or recitals are and shall be deemed to be made by Emera;

(b) nothing herein contained shall impose any obligation on the Trustee to see to or require evidence of the deposit, registration or recording (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c) the Trustee shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of Emera of any of the covenants herein contained or of any acts of the agents or servants of Emera;

(e) the Trustee, in its personal or any other capacity, may buy, lend upon and deal in shares in the capital of Emera and in the Debt Securities and generally may contract and enter into financial transactions with Emera or any Affiliate without being liable to account for any profit made thereby; and

(f) the Trustee shall not be liable for the loss of monies deposited by it or held by or on behalf of the Trustee, with chartered banks or solicitors when said monies are held by said banks or solicitors in accordance with and where permitted by the terms of this Indenture.

Section 11.9. **Replacement of Trustee.**

(1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to Emera three months' notice in writing or such shorter notice as Emera may accept as sufficient. The Holders by extraordinary resolution shall have power at any time to remove the Trustee and to appoint a new trustee. Emera, with the concurrence of the Holders, may remove the Trustee on three months' notice in writing to the Trustee or on such shorter notice as the Trustee may accept as sufficient. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into acting hereunder, Emera shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by Emera the retiring Trustee or any of the Holders may apply to the Supreme Court of Nova Scotia on such notice as such court may direct, for the appointment of a new trustee; but any new trustee so appointed by Emera or by the court shall be subject to removal as aforesaid by the Holders. Any new trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Province of Nova Scotia. On any new appointment the new trustee shall be vested with the same property powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of Emera, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new trustee.

(2) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated, or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor of the Trustee under this Indenture without the execution of any instrument or further act.

(3) Notwithstanding the foregoing, if at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 90 Days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign its trust in the manner and with the effect specified in subsection (1).

(4) The parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed, that:

(a) Montreal Trust Company of Canada has sold its corporate trust business and that such business is, as of the date of this Indenture, owned and operated by Computershare Trust Company of Canada ("Computershare"); and

(b) provided Computershare is at the date of such assignment a corporation trust company in the Province of Nova Scotia, Montreal Trust Company of Canada may assign this Indenture and any ancillary agreements executed in connection herewith, and all of its rights, obligations and duties thereunder, to Computershare. Any such assignment shall be effective without the need for any further approval of any other person and without any further act or formality whatsoever. Notice of an assignment to Computershare shall be provided by the Trustee to Emera in the manner prescribed in Article 12 herein.

Section 11.10. **Conflict of Interest.** The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder.

Section 11.11. **Acceptance of Trust.** The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

## ARTICLE 12
## NOTICES

Section 12.1. **Notice to Emera.** Any notice to Emera under the provisions of this Indenture shall be valid and effective if:

(a) delivered to Emera at Scotia Square, 1894 Barrington Street, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5, Attention: Corporate Secretary and General Counsel with a copy to the Treasurer of Emera at the foregoing address and shall be deemed to have been effectively given on the date of delivery to Emera; or

(b) given by pre-paid telex, telecopy or facsimile or other means of tested, recorded electronic communication addressed to Emera at the foregoing address, Attention: Corporate Secretary and General Counsel, with a copy to the Treasurer of Emera and shall be deemed to have been given twenty-four (24) hours (excluding non-business Days) after transmission of the same to Emera.

Emera may from time to time notify the Trustee of a change in address which thereafter, until changed by like notice, shall be the address of Emera for all purposes of this Indenture.

Section 12.2. **Notice to Holders.** Unless herein otherwise expressly provided, any notice to be given hereunder to the Holders shall be deemed to be validly given to the Holders if such notice is:

(i) addressed to the Holders and delivered to their addresses appearing on the register maintained under Article 2, and if in the case of joint Holders more than one address appears in the register in respect of such joint holding, such notice shall be delivered to the first address so appearing and shall be deemed to have been effectively given on the date of delivery to such Holders; or

(ii) sent by unregistered surface or air mail, postage prepaid, addressed to such Holders at their respective addresses appearing on any of the registers maintained under Article 2, and if in the case of joint Holders of a Debt Security more than one address appears in the register in respect of such joint holding, such notice shall be addressed only to the first address so appearing and shall be deemed to have been given three (3) Days after the date of mailing thereof.

The Depository or the Nominee, as the case may be, shall be deemed to be the Holder of any Book-Entry Only Form Debt Security and notice to the Depository or the Nominee, as applicable, shall be sufficient in respect to any Book-Entry Only Form Debt Security; provided however that the provisions of this Section 12.2 are complied with.

Accidental error or omission in giving notice or accidental failure to mail notice to any Holders shall not invalidate any action or proceeding founded thereon. All notices given to Holders (other than for meetings called by Holders entitled to do so) shall be in a form approved by or on behalf of the Trustee, such approval not to be unreasonably withheld.

In determining under any provision hereof the date when notice of redemption or other event must be given, the date of giving the notice shall be included and the date of the redemption or other event shall be excluded.

Section 12.3. **Notice to Trustee**

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if:

(a) delivered to the Trustee at Montreal Trust Company of Canada, at 1465 Brenton Street, Suite 501, PO Box 36012, Halifax, Nova Scotia, B3J 3S9, Attention: Branch Manager, and shall be deemed to have been effectively given on the date of delivery; or

(b) given by prepaid telex, telecopy or facsimile or other means of tested, recorded electronic communication addressed to the Trustee at Montreal Trust Company of Canada, at the foregoing address, and shall be deemed to have been given twenty-four (24) hours (excluding non-business Days) after transmission of the same.

The Trustee may from time to time notify Emera of a change in address which thereafter, until changed by like notice, shall be the address of the Trustee for all purposes of this Indenture.

Section 12.4. **Mail Service Interruption.** If by reason of strike, lockout or other work stoppage, actual or threatened, of postal employees, any notice to be given to the Trustee or a Holder would reasonably be unlikely to reach its destination, such notice shall be valid and effective if delivered to the Person to whom it is addressed at the appropriate address in accordance with Section 12.2, by cable, telegram, telex, facsimile or other means of prepaid transmitted or recorded communication or if such notice is published once in such publication or publications and in such place or places as the Trustee may approve (such notice being deemed to be given when published once in each of the cities in which the Trustee requires publication), provided the provisions of this Section 12.4 shall be in addition to the requirements of any applicable legislation governing the giving of notice during mail service interruption.

**[Remainder of Page Intentionally Blank - Next Page is Signature Page]**

## ARTICLE 13
## EXECUTION

Section 13.1. **Counterparts and Formal Date.** This Indenture may be executed in several counterparts, each of which, when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of April 17, 2001

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

EMERA INCORPORATED

PER: ______________________

(c/s)

PER: ______________________

MONTREAL TRUST COMPANY OF CANADA

PER: ______________________

(c/s)

PER: ______________________



Investor Services

Computershare Trust Company of Canada
1465 Brenton Street
5th Floor
PO Box 36012
Halifax Nova Scotia
B3J 3S9
Telephone 902-420-2211
Facsimile 902-420-2764
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 25, 2002

**FILE COPY**

Emera Inc.
1894 Barrington Street
P.O. Box 910
Halifax NS B3J 2W5
Attention: Richard Smith, Corporate Secretary And General Counsel

Dear Mr. Smith:

RE: Assignment of Trust Indenture Providing for the Issue of Debt Securities Between Emera Inc. and Montreal Trust Company of Canada dated April 17, 2001 (the "Trust Deed"), to Computershare Trust Company of Canada

As you are aware, effective June 30, 2000, Computershare Investor Services Inc. purchased the corporate trust business of Montreal Trust Company of Canada. We are pleased to advise that Computershare Investor Services Inc. was federally continued as a trust company effective January 9, 2001 and that the continued company, Computershare Trust Company of Canada ("Computershare"), has received all regulatory approvals required to conduct the business of a trust company in each of the provinces and territories of Canada.

As you will note, the Trust Deed contains an assignment provision (section 11.9(4)), acknowledging the sale of the business by Montreal Trust and permitting it to assign the Trust Deed and any ancillary agreements to Computershare without the need for any notice, advice, approval, act or formality on the part of any party, provided that Computershare is at the date of such assignment a corporation authorized to carry on the business of a trust company in the Province of Nova Scotia.

We hereby confirm that Computershare is a corporation authorized to carry on the business of a trust company in the Province of Nova Scotia and wish to advise that Montreal Trust Company of Canada has, as of this date, assigned the Agreement to Computershare such that Computershare Trust Company of Canada is now the Trustee under the Trust Deed. You can now expect all our future dealings with you to be conducted in the name of Computershare.

We look forward to continuing to be of service to you. Should you have any questions or concerns please do not hesitate to contact the undersigned.

Yours very truly,



Jennifer Glennie
Branch Manager
Phone: (902) 420-3553
Fax: (902) 420-2764
jennifer.glennie@computershare.com

cc: Donald Keith, Treasurer, Emera Inc.
James Musgrave, Cox Hanson O'Reilly Matheson



# EMERA GROUP OF COMPANIES
March 20, 2003



Emera Incorporated (7)
Nova Scotia Power Inc. (8)
33%
Utilismart Corporation (formerly 2008476 Ontario Ltd.)
Stellarton Basin Coal Gas Inc.
Emera Fuels Inc. (5)(10)
W.L. Power Ltd.
NS Power Services Ltd.
50%
NSP Trigen Inc.
Strait Energy Inc.
NSP Pipeline Management Ltd.
12.5%
Maritimes & Northeast Pipeline Management Ltd. (1)
0.125%
Maritimes & Northeast Pipeline Limited Partnership
NSP Pipeline Inc.
12.375%
Maritimes & Northeast Pipeline Limited Partnership (2)
NSP US Holdings Inc.
NSP Investments Inc. (3)
Scotia Holdings Inc. (3)
Nova Power Holdings Inc. (3)
Scotia Power U.S., Ltd. (3)
12.5%
Maritimes & Northeast Pipeline, L.L.C. (3)(4)
Emera Utility Services Inc.
Cablecom (6) Ltd.
Fibretek Inc.
1447565 Ontario Ltd.
Ontario 8 Group Financing Limited Liability Company


(1) DMM appointed management rep. WJR is alternate.
(2) General Partner (New Brunswick company)
(3) Incorporated in the U.S.
(4) Scotia Power U.S., Ltd. appointed DMM as management rep; WJR is alternate.
(5) BuyerTran Bunker, BuyerTran Fuels, Laurand Fuels, Nova Star Petroleum, Greg's Fuels, Weymouth Fuels, Pubnico Fuels, Cheticamp Gas Bar & Car Wash operate as divisions of Enercom Fuels Inc. and are registered business names
(6) Amalgamated companies of Cablecom Ltd. and Cablecom N.B. Ltd.
(7) Emera Incorporated changed its name from NS Power Holdings Incorporated on July 10, 2000
(8) Bluenose Power Project is a registered business name of Nova Scotia Power Inc.
(9) eNovacom, Enercom Mobil and ScotiaCom Telecommunications are registered business names of Enercom Inc.
(10) Amalgamated companies of Enercom Inc. and Emera Fuels Inc.

*Prepared by the Office of the Corporate Secretary and General Counsel*
*Please do not distribute without OCS&GC permission*

# EMERA GROUP OF COMPANIES
March 20, 2003


Emera Incorporated (7)
Emera Energy Inc.
Emera US Holdings Inc. (3)
3065381 Nova Scotia Company
3065383 Nova Scotia Company
3065384 Nova Scotia Company
3065385 Nova Scotia Company
Emera Investments LLC (3)
3056567 Nova Scotia Ltd.
Emera Energy U.S. Subsidiary No. 1, Inc. (3)
BHE Holdings Inc. (3)
3056568 Nova Scotia Ltd.
Emera Energy U.S. Subsidiary No. 2, Inc. (3)
Emera Energy Services, Inc. (3)
50%
Emera Offshore Inc.
Greyhawk Gas Storage Company, L.L.C. (3)
Bangor Hydro-Electric Company
60%
7%
Bangor Var Co., Inc. (3)
CareTaker, Inc. (3)
East Branch Improvement Company (3)
The Sebois Dam Company (3)
Bangor Fiber Co., Inc. (3)
Maine Yankee Atomic Power Co.
14.2%
50%
aine Electric Power Co. Inc. (3)
Chester SVC Partnership (3)
Bangor Energy Resale, Inc. (3)
Godfrey's Falls Dam Company (3)
The Pleasant River Gulf Improvement Company (3)
Bangor Line Co. (3)
The Sawtele Brook Dam & Improvement Company (3)

Incorporated in the U.S.
Emera Incorporated changed its name from NS Power Holdings Incorporated on July 10, 2000

*Prepared by the Office of the Corporate Secretary and General Counsel*
*Please do not distribute without OCS&GC permission*



NOVA SCOTIA POWER INC.

Financial Statements

December 31, 2002 and 2001

# MANAGEMENT REPORT

## Management's Responsibility for Financial Reporting

The accompanying financial statements of Nova Scotia Power Inc. ("NSPI") and the information in this annual report are the responsibility of management and have been approved by the Board of Directors ("Board").

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Nova Scotia Power Inc. is regulated by the Nova Scotia Utility and Review Board, which also examines and approves NSPI's accounting policies and practices. In preparation of these statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying financial statements, are based on careful judgements and are within reasonable limits of materiality. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Nova Scotia Power Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that Nova Scotia Power Inc.'s assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and its members are directors who are not officers or employees of Nova Scotia Power Inc. The Committee meets periodically with management, as well as with the internal auditors and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

February 5, 2003

"David McD. Mann"
President and Chief Executive Officer

**AUDITORS' REPORT**

To the Shareholder of
Nova Scotia Power Inc.

We have audited the balance sheets of Nova Scotia Power Inc. as at December 31, 2002 and 2001, and the statements of earnings, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Halifax, Canada
February 5, 2003

"Ernst & Young, LLP"
Chartered Accountants

**Nova Scotia Power Inc.**
**Statements of Earnings**
**Year Ended December 31**
*millions of dollars*

| | **2002** | 2001 |
|---|---|---|
| Revenue | | |
| Electric | **$869.1** | $832.7 |
| Other | **7.4** | 5.9 |
| | **876.5** | 838.6 |
| Cost of operations | | |
| Fuel for generation and power purchased | **335.6** | 301.0 |
| Operating, maintenance and general | **176.4** | 156.8 |
| Grants in lieu of property taxes | **15.2** | 13.2 |
| Provincial capital tax | **6.8** | 7.0 |
| Depreciation | **103.9** | 99.6 |
| | **637.9** | 577.6 |
| Earnings from operations | **238.6** | 261.0 |
| Amortization | **(1.0)** | (3.0) |
| Allowance for funds used during construction | **3.4** | 5.1 |
| Earnings before interest and income taxes | **241.0** | 263.1 |
| Interest (note 4) | **109.6** | 112.3 |
| Amortization of defeasance costs | **19.4** | 19.8 |
| Earnings before income taxes | **112.0** | 131.0 |
| Income tax (note 5) | **15.7** | 13.9 |
| Net earnings before dividends | **96.3** | 117.1 |
| Preferred share dividends (note 5) | **10.2** | 12.0 |
| Net earnings applicable to common shares | **$86.1** | $105.1 |

See accompanying notes to the financial statements.

**Nova Scotia Power Inc.**
**Statements of Retained Earnings**
**Year Ended December 31**
*millions of dollars*

| | **2002** | 2001 |
|---|---|---|
| Retained earnings, beginning of year | **$224.4** | $280.5 |
| Net earnings applicable to common shares | **86.1** | 105.1 |
| | **310.5** | 385.6 |
| Dividends | **84.4** | 161.2 |
| Retained earnings, end of year | **$226.1** | $224.4 |

See accompanying notes to the financial statements.

**Nova Scotia Power Inc.**
**Balance Sheets**
**As at December 31**
*millions of dollars*

## ASSETS

| | **2002** | 2001 |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | **$13.3** | $11.7 |
| Accounts receivable (note 6) | **88.5** | 58.8 |
| Income taxes receivable | **26.5** | 26.0 |
| Inventory | **99.3** | 144.4 |
| Prepaid expenses | **5.7** | 4.0 |
| | **233.3** | 244.9 |
| Due from associated companies (note 7) | **9.2** | 6.0 |
| Deferred charges (note 8) | **256.3** | 272.2 |
| Property, plant and equipment (note 9) | **2,328.7** | 2,322.9 |
| Construction work in progress | **55.8** | 58.9 |
| | **2,384.5** | 2,381.8 |
| | **$2,883.3** | $2,904.9 |

## SHAREHOLDER'S EQUITY AND LIABILITIES

| | **2002** | 2001 |
|---|---|---|
| Current liabilities | | |
| Current portion of long-term debt (note 10) | **$150.0** | $120.0 |
| Short-term debt (note 11) | **122.1** | 219.3 |
| Accounts payable and accrued charges | **115.3** | 115.3 |
| Dividends payable | **3.2** | 3.2 |
| | **390.6** | 457.8 |
| Deferred credits (note 8) | **33.1** | 25.2 |
| Long-term debt (note 10) | **1,146.0** | 1,185.0 |
| Preferred shares (note 12) | **260.0** | 260.0 |
| Shareholder's equity | | |
| Common shares (note 13) | **827.5** | 752.5 |
| Retained earnings | **226.1** | 224.4 |
| | **1,053.6** | 976.9 |
| | **$2,883.3** | $2,904.9 |

Commitments (note 15)
Contingency (note 5)

See accompanying notes to the financial statements.

**APPROVED ON BEHALF OF THE BOARD OF DIRECTORS**

"Derek Oland"
Chairman

"David McD. Mann"
President and Chief Executive Officer

**Nova Scotia Power Inc.**
**Statements of Cash Flow**
**Year Ended December 31**
*millions of dollars*

| | **2002** | 2001 |
|---|---|---|
| Operating activities | | |
| Net earnings applicable to common shares | **$86.1** | $105.1 |
| Non-cash items | | |
| Depreciation | **103.9** | 99.6 |
| Amortization of deferred charges | **23.4** | 23.2 |
| Amortization | **1.0** | 3.0 |
| Allowance for funds used during construction | **(3.4)** | (5.1) |
| Other | **15.2** | (14.3) |
| Operating cash flow | **226.2** | 211.5 |
| Change in non-cash operating working capital | **(7.9)** | (66.1) |
| Net cash provided by operating activities | **218.3** | 145.4 |
| Financing activities | | |
| Increase in short-term debt | **13.8** | 17.2 |
| Issue of preferred shares | **-** | 10.9 |
| Issue of common shares | **75.0** | 80.0 |
| Issue of long-term debt | **-** | 150.0 |
| Retirement of long-term debt | **(120.0)** | (120.5) |
| Other financing activities | **3.5** | 1.6 |
| Net cash (used in) provided by financing activities | **(27.7)** | 139.2 |
| Investing activities | | |
| Property, plant and equipment | **(131.3)** | (112.4) |
| Proceeds on the sale of fixed assets | **26.7** | 0.6 |
| Net cash used in investing activities | **(104.6)** | (111.8) |
| Dividends on common shares | **(84.4)** | (161.2) |
| Change in cash and cash equivalents | **1.6** | 11.6 |
| Cash and cash equivalents, beginning of year | **11.7** | 0.1 |
| Cash and cash equivalents, end of year | **$13.3** | $11.7 |
| Cash and cash equivalents consists of: | | |
| Cash | **$0.1** | $0.1 |
| Short-term investments | **13.2** | 11.6 |
| Cash and cash equivalents, end of year | **$13.3** | $11.7 |
| Supplemental disclosure of cash paid: | | |
| Interest | **$112.7** | $111.5 |
| Income taxes | **11.8** | 11.9 |
| Dividends on common shares | **84.4** | 161.2 |

See accompanying notes to the financial statements.

**Nova Scotia Power Inc.**
**Notes to the Financial Statements**

December 31, 2002 and 2001

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nova Scotia Power Inc. ("NSPI" or the "Company"), incorporated in the Province of Nova Scotia, is engaged in the production and sale of electric energy, and is regulated by the Nova Scotia Utility and Review Board ("UARB"). NSPI's accounting policies are subject to examination and approval by the UARB and are similar to those being used by other companies in the electric utility industry. The rate-regulated accounting policies of NSPI may differ from Canadian generally accepted accounting principles ("GAAP") for non rate-regulated companies. Where these differences are considered significant, disclosure of the policy has been made in these notes to the consolidated financial statements.

### a. Measurement Uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

### b. Revenue Recognition

The Company's revenue recognition policy is as follows:

- Electric: Revenues are recognized on the accrual basis, which includes an estimate of electricity consumed by customers in the year but billed subsequent to year-end.
- Other: Revenues are recognized on the accrual basis, which includes an estimate for services performed and goods delivered during the year but billed subsequent to year-end. Unearned revenue is recorded as a deferred credit.

### c. Allowance for Funds Used During Construction

NSPI provides for the cost of financing construction work in progress by including an allowance for funds used during construction ("AFUDC") as an addition to the cost of property constructed, using a weighted average cost-of-capital. This allowance will be charged to operations through depreciation over the service life of the related assets and recovered through future revenues.

### d. Amortization

In accordance with regulations of the UARB, significant assets of NSPI, which are not currently being used and are not expected to provide service to customers in the foreseeable future are amortized over five years. In 2000 the UARB approved NSPI's request to amortize the Glace Bay generating station over five years. The UARB has allowed NSPI flexibility in determining the annual amount to be written off in order to support rate stabilization. NSPI is required to make a submission to the UARB, on November 1 of each year, recommending the amount to be amortized for the year. Once the UARB has approved the submission, NSPI charges the approved amount to net earnings.

e. **Property, Plant and Equipment**

Property, plant and equipment are recorded at original cost net of contributions in aid of construction. When property, plant and equipment are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation.

Depreciation is determined by the straight-line method, based on the estimated remaining service lives of the depreciable assets in each category. The estimated average service lives for the major categories of plant in service are summarized as follows:

| Functions | Average Service Life in Years |
|---|---|
| Generation | |
| Thermal | 43 |
| Gas turbine | 34 |
| Hydroelectric | 77 |
| Wind turbine | 20 |
| Transmission | 45 |
| Distribution | 31 |
| General plant | 15 |

In accordance with regulatory authority, assets that are not currently being used but will be useful in providing future service to customers, are not depreciated. Financing costs associated with assets not currently being used are being deferred as incurred. Depreciation will occur when the asset goes into service. Significant costs in removing the asset from service may be deferred and amortized to earnings over a five-year period, subject to regulatory approval. Significant costs to return the asset to service are added to the capital cost of the asset.

f. **Income Taxes**

In accordance with the ratemaking regulations established by the UARB, income taxes on earnings are determined using the taxes-payable method of accounting. Accordingly, NSPI does not provide for future income taxes.

g. **Employee Future Benefits**

Pension costs, and costs associated with non-pension post-retirement benefits such as health benefits to retirees and retirement awards, are actuarially determined using the projected benefit method prorated on services and management's best estimate assumptions. Pension fund asset values are calculated using market values at year-end. The expected return on pension assets is determined based on market-related values. The market-related values are determined in a rational and systematic manner so as to recognize asset gains and losses over a five-year period. Adjustments arising from plan amendments are amortized on a straight-line basis over the expected average remaining service period ("ARSP") of active employees. For any given year, when NSPI's net actuarial gain (loss), less the actuarial gain (loss) not yet included in the market-related value of plan assets, exceeds 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets, an amount equal to the excess divided by the ARSP is amortized. The difference between pension expense and pension funding is recorded as a deferred asset or credit on the balance sheet.

During 2001 NSPI introduced the option for its employees to participate in a defined contribution pension plan, in which the employees determined how to invest the funds. This choice did not include the option to transfer previous benefits from the defined benefit plan.

h. **Cash and Cash Equivalents**

Short-term investments, which consists of money market instruments with maturities of three months or less at an effective interest rate of 2.3% for 2002 (2001 – 3.6%), are considered to be cash equivalents and are recorded at cost, which approximates current market value.

i. **Inventory**

Inventories of materials and supplies are valued at the lower of average cost and market. Coal and oil inventory are valued at the lower of cost, using the first-in, first-out method, and net realizable value.

j. **Debt Financing and Defeasance Costs**

Financing costs pertaining to debt issues are amortized over the life of the related debt. The excess of the cost of defeasance investments over the face value of the related debt is deferred and amortized over the life of the defeased debt.

k. **Derivative Financial Instruments**

The Company uses various derivative financial instruments to hedge its exposure to foreign exchange, interest rate, and commodity price risks. These instruments are accounted for as hedges of anticipated transactions and, accordingly, gains and losses on these instruments are included in the measurement of the related hedged risk when realized.

I. **Foreign Currency Translation**

Monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing at the balance sheet date. The resulting differences between the translation at the original transaction date and the balance sheet date are charged to earnings.

## 2. CHANGE IN ACCOUNTING POLICIES

In 2002 the Company adopted the new provisions for classification of short-term debt obligations expected to be refinanced. Under the new standard, debt obligations, which are short-term, should be reclassified as long-term if the Company has the intention and the unencumbered ability to refinance the obligations for a period greater than one year. This assessment is performed by taking into account both the actual level of short-term debt at the end of the fiscal year and the forecasted levels of debt for the period to the end of the next fiscal year. The new provisions became effective on January 1, 2002 and have been applied prospectively. As a result, as at December 31, 2002, the Company has reclassified $111 million of debt from short-term to long-term.

In 2002 NSPI changed its policy regarding employee future benefits to use market-related values instead of market values to calculate the expected return on its plan assets. The change entails recognizing changes in the actual fair value of the plan assets in a rational and systematic manner over a five-year period. The change has been applied retroactively but with no resulting material adjustments. The impact on the current year of changing this policy was to reduce the expense by $5.8 million.

## 3. EMPLOYEE FUTURE BENEFITS

*millions of dollars*

NSPI maintains contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees, and plans providing non-pension benefits for its retirees. The details of these plans are outlined below:

| | **2002** | | 2001 | |
|---|---|---|---|---|
| | **Defined-benefit pension plans** | **Non-pension benefits plans** | Defined-benefit pension plans | Non-pension benefits plans |
| **Assumptions** | | | | |
| Discount rate | **6.50%** | **6.50%** | 6.75% | 6.75% |
| Long-term rate of return on plan assets | **7.50%** | **-** | 8.00% | - |
| Rate of compensation increase | **3 to 5.5%** | **3 to 5.5%** | 3 to 5.5% | 3 to 5.5% |
| Health care trend - current | **-** | **10.00%** | - | 11.00% |
| - ultimate | **-** | **4.00%** | - | 4.00% |
| **Accrued benefit obligations** | | | | |
| Balance January 1 | **$514.4** | **$35.1** | $475.6 | $33.1 |
| Employer current service cost | **7.8** | **1.3** | 7.4 | 1.1 |
| Employee contributions | **4.9** | **-** | 4.9 | - |

| | | | | |
|---|---|---|---|---|
| Interest cost | **34.0** | **2.4** | 31.7 | 2.3 |
| Actuarial loss (gain) | **21.5** | **(3.7)** | 18.9 | 1.5 |
| Benefits paid | **(32.8)** | **(1.4)** | (24.1) | (2.9) |
| Balance December 31 | **$549.8** | **$33.7** | $514.4 | $35.1 |
| **Fair value of plan assets** | | | | |
| Balance January 1 | **$459.0** | **-** | $478.2 | - |
| Employee contributions | **4.9** | **-** | 4.9 | - |
| Contributions by NSPI | **8.9** | **1.4** | 8.9 | 2.9 |
| Actual investment income | **(33.2)** | **-** | (8.9) | - |
| Benefits paid | **(32.8)** | **(1.4)** | (24.1) | (2.9) |
| **Balance December 31** | **$406.8** | **-** | $459.0 | - |
| Plan deficit | **($143.0)** | **($33.7)** | ($55.4) | ($35.1) |
| Unamortized past service costs | **1.2** | **-** | 1.3 | - |
| Unamortized actuarial losses | **181.1** | **0.4** | 90.4 | 4.2 |
| Unamortized transitional obligation | **0.2** | **22.4** | 0.2 | 24.6 |
| **Accrued benefit asset (liability)** | **$39.5** | **($10.9)** | $36.5 | ($6.3) |
| **Expense** | | | | |
| Current service cost | **$7.8** | **$1.3** | $7.4 | $1.1 |
| Interest on accrued benefits | **34.0** | **2.4** | 31.7 | 2.3 |
| Less: expected return on plan assets | **(36.4)** | **-** | (37.9) | - |
| Amortization of actuarial losses | **0.5** | **0.1** | - | - |
| Amortization of transitional liability | **-** | **2.2** | - | 2.2 |
| Amortization of past service costs | **0.1** | **-** | 0.9 | - |
| Change in valuation allowance | **-** | **-** | (8.1) | - |
| | **$6.0** | **$6.0** | ($6.0) | $5.6 |
| **Defined-contribution pension plan** | | | | |
| Employer expense | **$0.6** | **-** | $0.3 | - |

The expected return on plan assets is determined based on the market-related value of plan assets of $495.5 million at January 1, 2002, adjusted for interest on certain cash flows during the year.

## 4. INTEREST

Interest expense consists of the following:

*millions of dollars*

| | 2002 | 2001 |
|---|---|---|
| Interest on long-term debt | **$93.8** | $97.5 |
| Interest on short-term debt | **15.1** | 14.2 |
| Amortization of debt financing | **0.9** | 0.7 |
| Foreign exchange losses | **0.1** | 0.1 |
| | **109.9** | 112.5 |
| Less: | | |
| Defeasance earnings and other interest income | **(0.3)** | (0.2) |
| | **$109.6** | $112.3 |

## 5. INCOME TAXES

*millions of dollars*

The income tax provision differs from that computed using the statutory rates for the following reasons:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| Earnings before income taxes | **$112.0** | | $131.0 | |
| Income taxes, at statutory rates | **$47.2** | **42.1%** | $57.8 | 44.1% |
| Unrecorded future income taxes | **(37.4)** | **(33.4)** | (49.9) | (38.1) |
| Large Corporations Tax | **5.9** | **5.3** | 6.0 | 4.6 |
| Income tax | **$15.7** | **14.0%** | $13.9 | 10.6% |

NSPI filed income tax returns for previous years that increased the tax depreciation (capital cost allowance) available to be deducted against the Company's future taxable income. Those returns were reassessed by the Canada Customs and Revenue Agency (CCRA), which disallowed the deductions claimed. A notice of objection was filed with respect to the reassessments and the issue was litigated. In January 2002 the Company received a favourable decision from the Tax Court of Canada with respect to CCRA's reassessment of its corporate income tax returns. CCRA appealed the decision to the Federal Court of Appeal which, in January 2003, overturned the Tax Court ruling. NSPI is seeking leave to appeal the decision to the Supreme Court of Canada.

Without the benefit of this additional deduction, it is estimated that the Company's tax liability at December 31, 2002, would have been approximately $133 million. This potential tax liability has not been reflected in the financial statements as on February 5, 2003 the UARB provided an accounting order providing for deferral of any amount until the matter is finally settled. At December 31, 2002, assuming the Company is successful in its appeal to the Supreme Court, NSPI's unrecorded future income tax asset is approximately $283 million (2001 - $320 million), a decrease of approximately $37 million (2001 - $80 million). The asset consists of deductible temporary differences of $715 million (2001 - $760 million) and unused non-capital tax losses of approximately $30 million (2001 - $32 million), which are expected to expire as follows:

| | |
|---|---|
| 2003 | $12.6 million |
| 2004 | $ 0.9 million |
| 2005 | $16.5 million |

If the Company is unsuccessful in appealing the January 2003 Federal Court's decision, the unrecorded future income tax asset of NSPI would be approximately $65 million, consisting of deductible temporary differences of $171 million.

**Preferred Share Dividends**

Preferred share dividends consist of preferred dividends less a recovery of income tax expense of $3.9 million (2001 - $2.0 million). The income tax recovery of $9.5 million in 2002 (2001 - $7.6 million) is reflected as a reduction of preferred share dividends with an offsetting increase in income tax expense.

| | 2002 | 2001 |
|---|---|---|
| Preferred share dividend | **$14.1** | $14.0 |
| Part VI.1 tax on preferred share dividends | **5.6** | 5.6 |
| Part I tax recovery related to the Part VI.1 tax deduction - current year | **(5.2)** | (5.4) |
| Part I tax recovery related to the Part VI.1 tax deduction - prior years | **(4.3)** | (2.2) |
| | **$10.2** | $12.0 |

## 6. ACCOUNTS RECEIVABLE SECURITIZATION

In February 2002, the Company renewed an agreement with a third party to sell up to $88 million of high quality accounts receivables on a revolving basis. As part of the agreement NSPI continues to service all accounts receivables and retains an interest in 10% of the accounts receivables sold, which has been recorded as a deferred charge. This retained interest is measured at its carrying value, which is substantially equal to its fair value. At December 31, 2002, net trade receivables sold amounted to $75 million (2001 - $71 million).

## 7. DUE FROM ASSOCIATED COMPANIES

This amount represents the total carrying amounts of trade receivables, which are owed to NSPI by affiliated companies. The terms of repayments are the same as those for non-affiliate trade receivables. During the year NSPI had sales of $22.5 million (2001 - $26.7 million) to and purchases of $18.3 million (2001 - $8.1 million) from companies under common control.

## 8. DEFERRED CHARGES AND CREDITS

Deferred charges and credits comprise the following:

*millions of dollars*

| | 2002 | 2001 |
|---|---|---|
| **Deferred charges:** | | |
| Unamortized debt financing and defeasance costs | **$214.0** | $229.6 |
| Accrued pension and non-pension benefit asset (note 3) | **28.6** | 30.2 |
| Other | **13.7** | 12.4 |
| | **$256.3** | $272.2 |
| **Deferred credits:** | | |
| Future site restoration liability | **$25.1** | $23.9 |
| Unearned revenue | **6.6** | 0.2 |
| Other | **1.4** | 1.1 |
| | **$33.1** | $25.2 |

## 9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

*millions of dollars*

| | 2002 | | |
|---|---|---|---|
| | **Cost** | **Accumulated Depreciation** | **Net Book Value** |
| Generation | | | |
| Thermal | **$1,587.2** | **$581.8** | **$1,005.4** |
| Gas Turbine | **28.4** | **21.5** | **6.9** |
| Hydroelectric | **354.9** | **114.9** | **240.0** |
| Wind Turbine | **3.2** | **-** | **3.2** |
| Transmission | **561.3** | **241.7** | **319.6** |
| Distribution | **932.0** | **396.0** | **536.0** |
| Other | **266.0** | **48.4** | **217.6** |
| | **$3,733.0** | **$1,404.3** | **$2,328.7** |

| | 2001 | | |
|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value |
| Generation | | | |
| Thermal | $1,554.4 | $548.5 | $1,005.9 |
| Gas Turbine | 27.9 | 20.9 | 7.0 |
| Hydroelectric | 351.7 | 111.0 | 240.7 |
| Transmission | 556.2 | 228.3 | 327.9 |
| Distribution | 914.7 | 371.2 | 543.5 |
| Other | 243.3 | 45.4 | 197.9 |
| | $3,648.2 | $1,325.3 | $2,322.9 |

At December 31, 2002, the Glace Bay generating station had a net book value of $27.0 million (2001 - $26.2 million). During the year NSPI amortized $1.0 million (2001 - $3.0 million) related to the plant, and capitalized $1.8 million in AFUDC (2001 - $1.7 million) to the plant value.

## 10. LONG-TERM DEBT

Long-term debt is composed of debentures and medium term notes payable. All long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured. Also included is certain commercial paper where the company has the intention and the unencumbered ability to refinance the obligation for a period greater than one year.

| *(millions of dollars)* | Effective Average Interest Rate % | Years of Maturity | **2002** | 2001 |
|---|---|---|---|---|
| Medium Term Notes | **7.321** | **2002 - 2097** | **$940.0** | $1,060.0 |
| Debentures | **8.490** | **2003 - 2019** | **245.0** | 245.0 |
| Commercial Paper | **2.730** | **One Year Renewable** | **111.0** | - |
| | | | **1,296.0** | 1,305.0 |
| Less: Amount due within one year | | | **150.0** | 120.0 |

| | | |
|---|---|---|
| | **$1,146.0** | $1,185.0 |

Repayments of long-term debt are due as follows:

*millions of dollars*

| Year of Maturity | **2002** | 2001 |
|---|---|---|
| One Year Renewable | **$111.0** | |
| 2002 | **-** | $120.0 |
| 2003 | **150.0** | 150.0 |
| 2004 | **140.0** | 140.0 |
| 2005 | **100.0** | 100.0 |
| 2006 | **40.0** | 40.0 |
| 2007 | **-** | - |
| Greater than 5 years | **755.0** | 755.0 |
| | **$1,296.0** | $1,305.0 |

## 11. SHORT-TERM DEBT

Short-term debt consists of commercial paper of $115.6 (2001 - $219.2). Commercial paper bears interest at prevailing market rates, which on December 31, 2002, averaged 2.88% (2001 – 2.96%). The operating line of credit consists of advances of $6.5 million (2001 - $0.1 million), which when drawn upon, bears interest at the prime rate, which on December 31, 2002, was 4.50% (2001 – 4.00%). Short-term debt is unsecured.

## 12. PREFERRED SHARES

### Authorized:

Unlimited number of First Preferred Shares, issuable in series.
Unlimited number of Second Preferred Shares, issuable in series.

**Issued and outstanding:**

| *millions of dollars* | **Millions of Shares** | **Preferred Share Capital** |
|---|---|---|
| **January 1, 2001** | **10.4** | **$249.1** |
| Converted Series B First Preferred Shares | **(0.6)** | **-** |
| Issued Series C First Preferred Shares | **0.6** | **10.9** |
| **December 31, 2001** | **10.4** | **$260.0** |
| **December 31, 2002** | **10.4** | **$260.0** |

### Series B Preferred Shares and Series C Purchase Warrants

On March 8, 1999, NSPI issued 5,000,000 First Preferred Share Units at a price of $6.25 per Unit. Each unit consisted of one non-detachable cumulative, redeemable First Preferred Share, Series B and a Warrant to purchase one cumulative, redeemable First Preferred Share, Series C for cash consideration of $18.75. On October 1, 2001, unit holders exercised 4,417,116 Series C purchase warrants and Series B preferred shares, and converted them to Series C First Preferred Shares. Virtually all of the remaining Series C purchase warrants and Series B preferred shares were exercised on either January 1 or April 1, 2001 with a cash payment of $18.75. The remaining 1,305 Series B preferred shares, which had not been converted to Series C, were cancelled in the second quarter of 2002 and each shareholder received their original investment.

### Series C Preferred Shares

Each Preferred Share Series C is entitled to a $1.225 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, which will accrue from the date of issue and be payable quarterly on the first day of January, April, July and September of each year. On or after April 1, 2009, NSPI may redeem for cash the Preferred Share Series C, in whole at any time or in part from time to time at $25.00 per share plus accrued and unpaid dividends.

### Series D Preferred Shares

On October 31, 2001, NSPI issued 5,400,000 First Preferred Shares for a price of $25 per share. Each share is entitled to a fixed cumulative cash dividend of $1.475 per share per annum, as and when declared by the Board of Directors. These dividends will accrue from the date of issue and will be payable quarterly on the fifteenth day of January, April, July, and October of each year. On or after October 15, 2015, NSPI may redeem for cash the Preferred Share Series D, in whole at any time, at $25 per share plus accrued and unpaid dividends.

## 13. COMMON SHARES

*millions of dollars*

### Authorized:

Unlimited number of non-par value Common Shares.

**Issued and outstanding:**

| | Millions of Shares | Common Share Capital |
|---|---|---|
| **January 1, 2001** | 86.8 | $672.5 |
| Common shares issued to parent | 5.0 | 80.0 |
| **December 31, 2001** | 91.8 | $752.5 |
| Common shares issued to parent | 4.8 | 75.0 |
| **December 31, 2002** | 96.6 | $827.5 |

## 14. FINANCIAL INSTRUMENTS

Financial instruments include the following:

| *millions of dollars* | **2002** | | 2001 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| Long-term debt | **$1,296.0** | **$1,430.7** | $1,305.0 | $1,414.4 |
| Short-term debt | **122.1** | **123.4** | 219.3 | 221.1 |
| Derivative financial instruments (hedges) | | | | |
| Interest rate swaps | **0.9** | **9.0** | - | 11.9 |
| Interest rate caps and collars | **-** | **0.8** | 1.1 | 0.4 |
| Natural gas swaps | **-** | **(1.7)** | - | - |
| Natural gas caps and collars | **2.1** | **(1.5)** | 0.2 | (0.2) |

| | | | | |
|---|---|---|---|---|
| Oil swaps | - | **(8.6)** | - | 2.3 |
| Foreign exchange contracts | - | **(1.7)** | - | (5.4) |

### Long-term Debt and Short-term Debt

The fair value of NSPI's long-term and short-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to NSPI, for debt of the same remaining maturities.

### Derivative Financial Instruments

The fair value of derivative financial instruments is estimated by obtaining prevailing market rates.

**Interest Rates**

The Company enters into interest rate hedging contracts to convert the interest characteristics of outstanding short-term debt from a floating to a fixed rate basis. Interest rate swap contracts converting floating interest on $320 million over 2003 to 2005 (2001 - $414.0 million over 2002 and 2003) to a weighted average fixed interest rate of 5.68% (2001 – 5.30%) were outstanding at December 31, 2002.

Interest rate caps and collars are used to insure against extreme movements in interest rates on floating debt. Interest rate collar contracts covering $20 million (2001 - $20 million) at average fixed interest rates in a range from 5.35% to 5.75% (2001 – 5.35% to 5.75%), and interest rate cap contracts covering $nil (2001 - $70 million) at weighted average fixed interest rates of nil (2001 – 6.71%) were outstanding at December 31, 2002.

**Commodity Prices**

The Company purchased natural gas option contracts and entered into natural gas swap contracts in 2002 to limit exposure to fluctuations in natural gas prices. As at December 31, 2002, the Company had hedged substantially all natural gas purchases and sales for 2003.

The Company enters into oil swap and option contracts to limit exposure to fluctuations in world prices of heavy fuel oil. As at December 31, 2002, the Company had entered into oil swap contracts that fixed the price of approximately 70% of 2003 requirements along with a portion of 2004 requirements.

The Company also entered into option contracts for the physical delivery of natural gas and coal.

**Foreign Exchange**

The Company enters into foreign exchange forward, option, and swap contracts to limit exposure to currency rate fluctuations. Currency forwards are used to fix the Canadian dollar cost to acquire U.S. dollars, reducing exposure to currency rate fluctuations. Forward contracts to buy U.S. $79 million over 2003 and 2004 (2001 – US $120 million for 2002) at a weighted average rate of CAD $1.5516 (2001 – CAD $1.5392), and to sell $nil (2001 – US $35 million for 2002) at an average rate of $nil (2001 – CAD $1.5797) were outstanding at December 31, 2002. There were also option contracts to sell U.S. $110 million over 2003 to 2007 (2001 – US $55 million over 2002 to 2005) at rates in a range stretching from CAD $1.5600 in 2003 to $1.6703 in 2007 (2001 - range of CAD $1.5500 in 2002 to $1.6075 in 2005) outstanding at December 31, 2002.

## Risk Management

### Interest rate risk

The Company makes use of various financial instruments to hedge against interest rate risk, as discussed above. Additionally, the Company uses diversification as a strategy. It maintains a portfolio of debt instruments which includes short-term instruments and long-term instruments with staggered maturities. The Company also deals with several counterparties so as to mitigate interest rate concentration risk.

### Credit risk

The Company is exposed to credit risk with respect to amounts receivable from customers. Credit assessments are conducted with respect to, and deposits are requested from, many new customers. The Company also maintains provisions for potential credit losses, which are assessed on a regular basis. With respect to customers outside of the sphere of electric customers, counterparty creditworthiness is assessed through reports of credit rating agencies or other available financial information.

## 15. COMMITMENTS

NSPI had the following significant commitments at December 31, 2002:

- An annual requirement to purchase approximately $15 million of electricity from independent power producers for each of the next twenty-five years.
- A requirement to purchase approximately 60 million cubic feet of natural gas per day for the next eight years, and an additional 4 million cubic feet per day, at the option of the supplier, for five year
- Commitments to purchase approximately 65,000 mmbtu per day of transportation capacity on the Maritimes and Northeast Pipeline for periods ranging from nine to nineteen years at an approximate cost of $16 million per year.
- Responsibility for managing a portfolio of approximately $1.2 billion of defeasance securities held in trust. The defeasance securities must provide the principal and interest streams of the related defeased debt. Approximately 69%, or $0.8 billion, of the defeasance portfolio consists of investments in the related debt, eliminating all risk associated with this portion of the portfolio.

## 16. COMPARATIVE INFORMATION

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2002.

## OPERATING STATISTICS

### Five-Year Summary

| | Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| | **2002** | **2001** | **2000** | **1999** | **1998** |
| **Electric energy sales (*GWh*)** | | | | | |
| Residential | **3,835.0** | 3,756.7 | 3,632.1 | 3,494.6 | 3,377.9 |
| Commercial | **2,818.3** | 2,724.9 | 2,661.9 | 2,582.8 | 2,485.9 |
| Industrial | **3,786.2** | 3,831.6 | 3,917.2 | 3,834.8 | 3,423.7 |
| Other | **786.3** | 592.6 | 445.0 | 453.2 | 484.4 |
| Total electric energy sales | **11,225.8** | 10,905.8 | 10,656.2 | 10,365.4 | 9,771.9 |
| **Sources of energy (*GWh*)** | | | | | |
| Thermal - coal | **8,861.6** | 8,854.8 | 8,863.7 | 7,816.0 | 7,015.0 |
| - oil | **288.3** | 690.7 | 1,347.8 | 1,870.9 | 2,358.3 |
| - natural gas | **1,578.7** | 1,129.1 | 43.8 | - | - |
| Hydro | **1,024.3** | 692.2 | 881.2 | 980.7 | 890.9 |
| Wind | **0.3** | - | - | - | - |
| Purchases | **277.6** | 279.4 | 295.2 | 411.3 | 242.0 |
| Total generation and purchases | **12,030.8** | 11,646.2 | 11,431.7 | 11,078.9 | 10,506.2 |
| Losses and internal use | **805.0** | 740.4 | 775.5 | 713.5 | 734.3 |
| Total electric energy sold | **11,225.8** | 10,905.8 | 10,656.2 | 10,365.4 | 9,771.9 |
| **Customers** | | | | | |
| Residential | **411,571** | 403,767 | 400,653 | 397,406 | 394,012 |
| Commercial | **32,743** | 32,159 | 32,186 | 31,753 | 31,942 |
| Industrial | **2,280** | 2,246 | 2,194 | 2,118 | 2,096 |
| Other | **7,917** | 7,332 | 7,073 | 6,760 | 6,343 |
| Total customers | **454,511** | 445,504 | 442,106 | 438,037 | 434,393 |
| **Capacity** | | | | | |
| Generating nameplate capacity (MW) | | | | | |
| Coal Fired | **1,272** | 1,272 | 1,272 | 1,272 | 1,272 |
| Dual Fired | **250** | 250 | 250 | - | - |
| Heavy Fuel Oil-Fired | **100** | 100 | 100 | 350 | 350 |
| Gas Turbine | **180** | 180 | 180 | 180 | 180 |
| Hydroelectric | **381** | 381 | 381 | 381 | 381 |
| Wind Turbine | **1** | - | - | - | - |
| Independent power producers | **25** | 25 | 25 | 25 | 25 |
| | **2,209** | 2,208 | 2,208 | 2,208 | 2,208 |
| **Total number of employees** | **1,900** | 1,970 | 1,948 | 1,912 | 1,954 |
| **km of transmission lines (69 kV and over)** | **5,250** | 5,250 | 5,250 | 5,250 | 5,250 |
| **km of distribution lines (25 kV and under)** | **24,609** | 24,533 | 24,000 | 24,000 | 23,711 |

# FINANCIAL INFORMATION

**Five-Year Summary**

| Years Ended December 31 (millions of dollars) | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Statement of Earnings Information** | | | | | |
| Revenue | **$876.5** | $838.6 | $818.9 | $798.9 | $756.1 |
| Cost of operations | | | | | |
| Fuel for generation and power purchased | **335.6** | 301.0 | 273.9 | 267.5 | 257.3 |
| Operating, maintenance and general | **176.4** | 156.8 | 156.7 | 144.0 | 140.1 |
| Grants in lieu of property taxes | **15.2** | 13.2 | 11.0 | 8.9 | 5.5 |
| Provincial capital tax | **6.8** | 7.0 | 6.7 | 6.8 | 6.7 |
| Depreciation | **103.9** | 99.6 | 97.1 | 94.2 | 91.1 |
| | **637.9** | 577.6 | 545.4 | 521.4 | 500.7 |
| Earnings from operations | **238.6** | 261.0 | 273.5 | 277.5 | 255.4 |
| Amortization | **(1.0)** | (3.0) | (19.0) | (23.1) | (16.7) |
| Allowance for funds used during construction | **3.4** | 5.1 | 4.8 | 4.8 | 3.8 |
| Earnings before interest and income taxes | **241.0** | 263.1 | 259.3 | 259.2 | 242.5 |
| Interest | **109.6** | 112.3 | 111.5 | 111.5 | 111.8 |
| Amortization of defeasance costs | **19.4** | 19.8 | 19.8 | 20.0 | 20.5 |
| Earnings before income taxes | **112.0** | 131.0 | 128.0 | 127.7 | 110.2 |
| Income taxes | **15.7** | 13.9 | 14.4 | 13.2 | 13.5 |
| Net earnings before dividends | **96.3** | 117.1 | 113.6 | 114.5 | 96.7 |
| Preferred dividends | **10.2** | 12.0 | 9.9 | 11.3 | 11.2 |
| Net earnings applicable to common shares | **86.1** | 105.1 | 103.7 | 103.2 | 85.5 |
| Common dividends | **84.4** | 161.2 | 93.2 | 72.2 | 71.1 |
| Earnings retained for use in Company | **$1.7** | ($56.1) | $10.5 | $31.0 | $14.4 |
| Cost of fuel for generation - coal | **$229.6** | $202.9 | $186.3 | $184.3 | $164.8 |
| - oil | **20.6** | 40.7 | 60.5 | 58.2 | 76.2 |
| - natural gas | **62.5** | 35.8 | 5.9 | - | - |
| Power purchased | **22.9** | 21.6 | 21.2 | 25.0 | 16.3 |
| Total cost of fuel for generation and power purchased | **$335.6** | $301.0 | $273.9 | $267.5 | $257.3 |
| Balance Sheet Information | | | | | |
| Current assets | **$233.3** | $244.9 | $172.5 | $133.5 | $143.2 |
| Due from associated companies | **9.2** | 6.0 | 13.7 | 5.6 | - |
| Deferred charges | **256.3** | 272.2 | 285.0 | 315.3 | 352.4 |
| Property, plant and equipment | **2,384.5** | 2,381.8 | 2,367.5 | 2,357.4 | 2,332.7 |
| Total assets | **$2,883.3** | $2,904.9 | $2,838.7 | $2,811.8 | $2,828.3 |
| Current liabilities | **$390.6** | $457.8 | $455.3 | $358.7 | $614.6 |
| Deferred credits | **33.1** | 25.2 | 26.3 | 18.8 | 17.6 |
| Long-term debt | **1,146.0** | 1,185.0 | 1,155.0 | 1,260.5 | 1,083.5 |
| Preferred shares | **260.0** | 260.0 | 249.1 | 231.3 | 200.0 |
| Common shares | **827.5** | 752.5 | 672.5 | 672.5 | 672.5 |
| Retained earnings | **226.1** | 224.4 | 280.5 | 270.0 | 240.1 |
| Total equity and liabilities | **$2,883.3** | $2,904.9 | $2,838.7 | $2,811.8 | $2,828.3 |
| Investing activities | **$104.6** | $111.8 | $121.4 | $114.1 | $127.4 |
| Statement of Cash Flow Information | | | | | |
| Operating cash flow | **$226.2** | $211.5 | $240.5 | $236.3 | $219.2 |


NOVA SCOTIA
POWER
An Emera Company

# 2002 Nova Scotia Power Inc.
# Management's Discussion & Analysis

*Management's Discussion and Analysis (MD&A) provides a review of the results of operations of Nova Scotia Power Inc. during 2002 relative to 2001, and its financial position at December 31, 2002. Certain factors that may impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the company to be materially different from those expressed or implied. Those risks and uncertainties include, but are not limited to, weather, commodity prices, interest rates, foreign exchange, regulatory requirements and general economic conditions. To enhance shareholders' understanding, certain multi-year historical financial and statistical information is presented. This discussion and analysis should be read in conjunction with the Nova Scotia Power Inc. audited financial statements and supporting notes.*

*All amounts are in Canadian dollars.*

## Introduction and Strategic Overview

Nova Scotia Power Inc. (NSPI), is a wholly-owned subsidiary of Emera Inc. (TSX: EMA). NSPI is a fully integrated, regulated electric utility, with $2.9 billion of assets, serving 450,000 customers. NSPI is the primary electricity supplier in Nova Scotia, providing the vast majority of the generation, transmission and distribution of electricity in the province. Nova Scotia is a mature electricity market, with annual demand growth in the range of 2-3%.

Nova Scotia Power enjoys essentially monopoly status within a regulated environment. This limits upside earnings potential, all other things being equal, but can generally be expected to result in a relatively stable earnings stream. Sustaining that privileged position depends on continuing to satisfy customers with the right combination of price and service quality. Accordingly, cost management, including generating capacity management / asset utilization, reliability, quality customer service and management of regulatory relationships are key success factors for Nova Scotia Power's business.

### Significant One-Time Item

In October 2002, as part of its decision on Nova Scotia Power's 2002 Rate Application, the Nova Scotia Utility and Review Board disallowed recovery from ratepayers of a $13.4 million contract termination fee paid to the Cape Breton Development Corporation in 2001 to terminate its coal supply contract, which otherwise extended to 2010. As a result, NSPI expensed this fee in Q4, 2002.

NOVA SCOTIA POWER
An Emera Company

## Overview

NSPI is the primary electricity supplier in Nova Scotia, providing 97% of the generation, 99% of the transmission and 95% of the distribution of electricity in the province. The company owns 2,184 megawatts (MW) of generating capacity. 58% is coal-fired; oil and natural gas fired facilities together comprise another 25% of capacity; and hydro production provides the remainder. As part of its efforts to offer "green power" alternatives to customers, NSPI added 1.2 MW of wind-powered generation in 2002, and has selected an independent power producer to pursue an agreement for the supply of 100 GWh per year of wind power. NSPI also owns approximately 5,200 kilometers of transmission facilities, and 24,600 kilometers of distribution facilities. The company has a workforce of approximately 1,900 people.

**NSPI's 2184 MW of Generating Capacity**


Hydro 17%
Oil & gas 25%
Coal 58%

NSPI is a public utility as defined in the Public Utilities Act (Nova Scotia) and is subject to regulation under the Act by the Utility and Review Board (UARB). The Act gives the UARB supervisory powers over NSPI's operations and expenditures. Electricity rates for NSPI's customers are also subject to UARB approval. The company is not subject to an annual rate review process, but rather participates in hearings from time to time at the company's or the regulator's request.

In October 2002, the UARB granted NSPI an average 3% increase in electricity rates, effective November 1, the first general electricity price increase in Nova Scotia since 1996. NSPI's allowed return on common equity (ROE) range was set at 9.9% to 10.4%. For ratemaking purposes, the UARB set common equity at 35% of NSPI's total capitalization. On an annual basis, the rate increase represents approximately $23 million of additional revenue.

NSPI had applied for an average 8.9% increase in electricity rates, primarily based on an expected increase in coal costs in 2002; a requested ROE range of 11%-12%; and a 40% common equity component for ratemaking purposes. As the rate hearing proceeded through the year, coal costs fell back to more normal levels, suggesting that the sharp increase in coal costs the company was experiencing was a short-term phenomenon. This accounts for a substantial portion of the difference between the requested increase, and the amount approved by the UARB.

### 2004 Rate Application

NSPI expects to file a rate application requesting an increase in revenue requirement for 2004. The company expects a substantial increase in corporate taxes in 2003. Depreciation expense is also expected to increase as a result of the depreciation study currently underway. In addition, the company may not be able to absorb the write-off of the Glace Bay Generating Station by 2004 and maintain its allowed return, although this item alone could potentially be dealt with through a regulatory order allowing an extension of the write-off term. It is unlikely that sales volume increases will be sufficient to absorb these higher costs, prompting a rate application.

In advance of a rate application requesting an increased revenue requirement, NSPI is obliged to initiate a generic rate design proceeding dealing with rate design issues. The company expects this filing to be made in Q1, 2003. With the exception of any modifications in the design of Annually Adjusted Rates any


NOVA SCOTIA
POWER
An Emera Company

other impacts of such a proceeding will not be implemented until the company's next general rate case.

## Review of 2002

In 2002, NSPI's net earnings were $86.1 million, compared to $105.1 million in 2001. The positive impact of a $36.4 million increase in electric revenues was offset by higher fuel costs, including the one-time write-off of $13.4 million paid to the Cape Breton Development Corporation in 2001 to terminate a coal contract. In addition, post-employment benefits (pension) expense increased $12.7 million year over year. This was partially due to more conservative actuarial assumptions, but more significant is the fact that in 2001, pension expense was reduced by $8.1 million, due to the reversal of a valuation adjustment booked in 2000.

### Revenue

**Electric Sales Volume (*GWh*)**


2002
3,835
2,818
3,786
787
11,226 GWh
2001
3,757
2,725
3,832
592
10,906 GWh
2000
3,632
2,662
3,917
445
10,656 GWh
Residential
Commercial
Industrial
Other

**Electric Sales Revenue *(millions of $)***


2002
371
242
203
53
$869 M
2001
362
233
197
41
$833 M
2000
352
227
197
37
$813 M
Residential
Commercial
Industrial
Other

Electric sales *volume* is primarily driven by general economic conditions, population and weather. Electricity *pricing* in Nova Scotia is regulated, and therefore stays stable for extended periods of time, only changing as new regulatory decisions are implemented. The exceptions are Annually Adjusted


NOVA SCOTIA
POWER
An Emera Company

Rates, subscribed to by larger industrial customers, which apply to approximately 15% of NSPI sales volume; and export sales, which typically comprise approximately 5% of NSPI sales volume, and are priced at market. Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 and Q4 the strongest periods, reflecting cold weather, and short days at those times of year.

Residential revenue increased 2.4% to $370.7 million in 2002 from $362.1 million in 2001. The increase is due mainly to higher customer demand, in line with historical growth patterns. A small portion of the increase is due to the general rate increase, which was effective November 1, resulting in revenue per MWh increasing from $96.38 to $96.66. NSPI's residential load generally comprises appliance usage and lighting (60%); space heating (20%); and water heating (20%).

Commercial revenue increased 4.0%, to $241.9 million in 2002 from $232.7 million in 2001, driven primarily by volume increases, consistent with general economic conditions. Again, the general rate increase had a small impact, increasing revenue per MWh from $85.39 to $85.84. NSPI's commercial customer base includes everything from small retail operations, to large office and commercial complexes, and the province's universities and hospitals.

Industrial demand dipped in the first half of 2002, reflecting the North American economic slowdown, but recovered in the second half, to net a 1.2% decrease overall. Despite slightly lower sales volumes, industrial revenue increased 3.0%, reflecting annual industrial rate adjustments made under approved formulae; changes in industrial sales mix; and the impact of the general rate increase implemented in November. Overall industrial revenue per MWh increased to $53.70 from $51.49.

Other electric revenue consists of export sales, sales to municipal electric utilities, and revenues from street lighting. Other electric revenue increased from $40.6 million in 2001 to $53.3 million in 2002, due primarily to higher export revenues. Export volumes increased 57%, from 324 MW to 510 MW; and export revenues increased 84%, to $24.1 million in 2002 from $13.1 million in 2001. Average pricing on NSPI's export sales increased approximately 15%, from $41 per MWh to $47 per MWh.

**Outlook**

Electric revenues are expected to increase 4%-5% in 2003, reflecting normal volume growth and the 3% price increase implemented in late 2002.

## Fuel for Generation and Power Purchased

**Capacity**

To ensure reliability of service, NSPI maintains a generating capacity greater than firm peak demand. Total generating capacity is comprised of 2,184 MW of company owned generation, and 25 megawatts contracted with independent power producers. This capacity maintains a planned generation reserve margin of at least 20%, which can be expanded further with an interruptible load of 16%.

Management of capacity / capacity utilization is a critical element of operating efficiency. The provision of sufficient generating capacity to meet peak demand inevitably results in excess capacity in non-peak periods. NSPI's daily load is highest in the early evening; its seasonal load is highest through the winter months. Summer cooling load is not a significant factor. Maximizing capacity utilization has a positive impact on earnings, and helps defer significant investment in additional generation capacity. Maximizing

NOVA SCOTIA POWER
An Emera Company

capacity utilization primarily depends on three factors:

- *Moving demand from peak to non-peak periods* - NSPI encourages customers to move some electricity demand from peak to non-peak periods by offering customers various pricing alternatives, such as Real Time Pricing and time of use pricing. Over the past two years, NSPI has managed to move 50MW from peak to non-peak periods.

- *Increasing export sales* – A focus on increasing export sales has resulted in NSPI increasing export volumes by 235% over the past three years.

- *Ensuring generating plants are consistently available to service demand* - NSPI conducts ongoing planned maintenance programs, and has managed to improve NSPI's average availability steadily over the past several years. In addition, an indicator of the effectiveness of NSPI's plant maintenance is the company's unplanned outage rate, which is less than 2%.

**NSPI Thermal Capacity Availability**


100%
75%
50%
87%
81%
88%
91%
91%
1998
1999
2000
2001
2002

As a result of the foregoing, NSPI's generating capacity utilization has grown 14% since 1998, from 67.6% to 77.2% in 2002.

**NSPI Generating Capacity Utilization**


100%
80%
60%
40%
67.6%
69.8%
73.8%
76.9%
77.2%
1998
1999
2000
2001
2002


NOVA SCOTIA
POWER
An Emera Company

**Production Volume (*GWh*)**


2002
8,862
1,579
1,025
288
277
12,031 GWh
2001
8,855
1,129
691
692
279
11,646 GWh
2000
8,864
44
1,348
881
295
11,432 GWh
Coal
Natural Gas
Oil
Hydro
Purchases

**Fuel Expense**

Coal is NSPI's dominant fuel source, and has the lowest per unit fuel cost, after hydro and wind production, which have no fuel cost component. Oil and natural gas are next, depending on the relative pricing. Purchased power is generally the most expensive option. The vast majority of NSPI's fuel supply comes from international suppliers, and is subject to commodity price and foreign exchange risk. The company manages exposure to commodity price risk utilizing a combination of physical fixed-price fuel contracts and financial instruments providing fixed or maximum prices. Foreign exchange risk is managed through forward and option contracts. Further details on the company's fuel cost risk management strategies are included in the Business Risks and Enterprise Risk Management section.

In 2002, fuel for generation and power purchased increased 11.5% over 2001, from $301.0 million to $335.6 million. $13.4 million of the increase reflects the one-time write-off in Q4 of a contract termination fee paid to the Cape Breton Development Corporation in 2001, which had previously been capitalized. Higher sales volumes added $15.0 million to fuel costs, and increased use of natural gas added $20.3 million. These increases were partially offset by increased hydro production, which reduced fuel costs by $11.7 million.

The net effect of all of these factors was an increase in the average fuel cost per MWh of power produced, to $27.89 in 2002 from $25.84 in 2001.

NOVA SCOTIA
POWER
An Emera Company

## NSPI Average Unit Fuel Costs *( $ per MWH)*


$30
$25
$20
24.49
24.15
23.96
25.84
27.89
1998
1999
2000
2001
2002

### Fuel Outlook

NSPI's fuel expense is expected to decline in 2003, compared to 2002. This is due primarily to the inclusion of the $13.4 million one-time charge in 2002.

## Operating, Maintenance and General Expenses

NSPI's operating, maintenance and general expenditures (OM&G) were $176.4 million in 2002, compared to $156.8 in 2001. The primary reason for the increase was a $12.7 million rise in post-employment benefits (pension) expense. In 2001, pension expense was reduced by $8.1 million because accounting directives required a "valuation adjustment" as the pension asset on the balance sheet exceeded a cap, which was partially determined by the amount of pension surplus. No such adjustment was required in 2002. Also, weaker market performance in 2002, contributed to the increased pension expense.

Also contributing to the increased operating costs was the write-off in the first quarter of 2002 of $2.6 million of business development costs that had been previously deferred.

In 2002, NSPI changed its pension accounting policy to use *market-related* values, instead of *market* values to calculate the expected return on its plan assets. As a result, changes in the actual fair value of plan assets will be recognized in a rational and systematic manner over a five-year period. The effect will be to reduce the volatility in the expense caused by the annual fluctuations of returns on plan assets.

### Outlook

OM&G is expected to approximate $175-$180 million in 2003.

## Grants in Lieu of Property Taxes

NSPI pays annual grants to municipalities in Nova Scotia, in lieu of all municipal taxation other than deed transfer tax. Since 1998, it had also been required to make a grant to the Province of Nova Scotia,


NOVA SCOTIA
POWER
An Emera Company

commencing with $2.0 million in the first year, and increasing by $2.0 million each year, to an annual maximum of $10.0 million. In 2002, the grant to the Province reached $10.0 million, up from $8.0 million in 2001. Total grants to municipalities and the province increased to $15.2 million compared to $13.2 million in the prior year.

#### Outlook

In 2002, the Government of Nova Scotia changed the grant structure. The existing grants to municipalities and the Province referred to above were combined into one annual tax; and a new $10.7 million tax was introduced, to take effect in 2003. Accordingly, grants in lieu of property taxes are expected to increase by approximately $11 million in 2003.

### Depreciation

NSPI depreciation expense increased in 2002 to $103.9 million from $99.6 million in 2001 as a result of the higher cost of in-service assets throughout 2002.

#### Outlook

Depreciation expense is expected to approximate $110 million in 2003. NSPI is in the process of conducting a depreciation study, which is expected to result in some increase in annual depreciation expense beginning in 2004. The revised depreciation amounts will be incorporated into NSPI's next rate application.

### Amortization

In 2000, NSPI concluded that its Glace Bay generating station, which was taken out of service in 1995, should be permanently shut down and, accordingly, written off.

In circumstances where the carrying value of an asset to be written off is significant, NSPI's regulated accounting policy provides for amortization of the net book value of the asset on a straight-line basis over five years. Instead of straight-line amortization, the UARB has allowed NSPI flexibility in determining the annual write-off of the Glace Bay station in order to support rate stability. For 2002 NSPI recorded amortization of $1.0 million (2001 - $3.0 million); $14 million has been amortized to date.

#### Outlook

The amount remaining to be written off over the next two years is $27.0 million, including financing costs deferred to December 31, 2002. To the extent that it is unable to absorb that amount in 2003 and 2004 and earn within its allowed Return on Equity range, the Company will likely request that the UARB extend the write-off period. If an extension is not granted, any unamortized balance will be expensed in 2004.

### Interest

Interest expense decreased to $109.6 million in 2002, from $112.3 million in 2001, primarily due to reductions in the amount of long-term debt.


NOVA SCOTIA
POWER
An Emera Company

The company manages exposure to interest rate risk through a combination of fixed and floating borrowing, and hedging. Interest rate swaps are the principal instrument used to hedge interest rate risk. Further details on the company's interest rate risk management strategies are included in the Business Risks and Enterprise Risk Management section.

## Income Taxes

In accordance with ratemaking regulations established by the UARB, NSPI uses the taxes-payable method of accounting for income taxes.

NSPI is subject to provincial capital tax (0.25%), large corporations tax (0.225%), corporate income tax (42.12%) and Part VI.1 tax relating to preferred dividends (40%).

NSPI used sufficient capital cost allowance, cumulative eligible capital deductions and loss carry-forwards to eliminate corporate income tax from 1999 through 2002.

Therefore, in 2002 income tax costs consisted only of Part VI.1 tax on NSPI preferred dividends of $5.6 million (2001 - $5.6 million). For financial reporting purposes, the Part VI.1 tax is allocated between income tax expense and non-controlling interest (preferred dividends).

The company has filed income tax returns for previous years to claim deductions related to the capitalization of interest on assets constructed by its predecessor, Nova Scotia Power Corporation (NSPC) The assets were purchased by NSPI in the course of privatizing NSPC in 1992. The deductions created substantial tax depreciation and tax loss carryforwards that were used to eliminate income taxes payable through 2002. The Canada Customs and Revenue Agency (CCRA) disallowed the deductions claimed, and NSPI pursued the issue through to the Tax Court of Canada. In January 2002, the Tax Court ruled in favor of Nova Scotia Power. The CCRA appealed the decision to the Federal Court, which overturned the Tax Court decision in January 2003. , NSPI is seeking leave to appeal the Federal Court decision to the Supreme Court of Canada. It is expected to be some time before the matter is finally resolved.

Without the benefit of this additional deduction, it is estimated that the company's cumulative tax liability at December 31, 2002 would have been approximately $133 million (2001 - $110 million). Including interest, the total potential liability is approximately $160 million. It has not been reflected in the financial statements as management believes that the Company will be successful in its appeal. In 2001, NSPI was required to remit $25.0 million to CCRA on account of this matter. The company expects to deposit the balance in Q1 2003. The UARB has provided an accounting order allowing NSPI to defer pre-2003 income tax owing, and associated interest while the matter is before the Supreme Court.

## Capital Expenditures

In the wake of the shutdown of the Cape Breton Development Corporation in December 2001, Emera purchased certain pier and railway assets of CBDC out of necessity to enable the delivery of import coal to NSPI's plant sites. The total cost was $32.4 million. Certain of the assets were transferred to NSPI in 2002. Third party operators have managed the assets on NSPI's behalf since acquisition. In December 2002, NSPI sold substantially all of these assets to the operators for their book value of $26.2 million. As part of the arrangement, NSPI has agreed to a ten-year contract for coal shipments to fuel the Lingan and Point Aconi generating plants.


NOVA SCOTIA
POWER
An Emera Company

### Outlook

NSPI's capital expenditure budget is approximately $120 million in 2003, and includes the installation of a 47MW LM6000 natural gas fired turbine in the Tufts Cove facility.

# Balance Sheets

Significant changes in the balance sheets between December 31, 2001 and December 31, 2002 include:

- A $45.1 million decrease in inventory as NSPI reduced its stockpile of coal, and expensed the $13.4 million CBDC contract termination fee that was included in inventory in 2001.
- A $29.7 million increase in accounts receivable due substantially to natural gas sales in December 2002, and the effect of the general rate increase, which took effect November 1, 2002.

# Liquidity and Capital Resources

### Consolidated Cash Flow Highlights

Operating cash flow consists of cash generated from operations before considering the effect of changes in working capital. During 2002, operating cash flow was $226.2 million, compared to $211.5 million in 2001, largely due to higher electric revenue.

Free cash flow is defined as cash provided by operating activities net of amounts required for capital investment in existing businesses and dividends on common shares. Free cash flow was $113.7 million in 2002, an increase of $80.1 million over 2001. The primary reason behind the improvement is the reduction in coal inventories that had been stockpiled in 2001 in anticipation of the closure of the CBDC. In addition, the improvement in operating cash flow added $14.7 million.

## Preferred Share Issue

In 2001 substantially all of the remaining NSPI Series B Preferred Shares and Purchase Warrants were exchanged for Series C Preferred Shares for total proceeds of $10.9 million. In 2002 the remaining Series B Preferred Shares were cancelled and the original investment was returned.

## Common Equity

On December 3, 2002 Emera Inc. injected $75.0 million of common equity into NSPI, using proceeds from its December 2002 common share issue. NSPI has utilized these funds to reduce short-term debt.


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## Debt Management

The weighted-average coupon rate on NSPI's long-term debt outstanding at December 31, 2002, was 7.56% (2001 - 7.59%). 57% of the debt matures over the next ten years; 39% matures between 2015 and 2036; and $50.0 million, or 4% matures in 2097. The quoted market-weighted-average interest rate for the same or similar issues of the same remaining maturities was 5.64% as of December 31, 2002 (2001 – 5.32%).

In 2002 NSPI had $120.0 million of long-term debt mature. $50.0 million 7% bonds matured in January 2002, and $70.0 million 8.5% bonds matured in August 2002. Both maturities were substantially refinanced with short-term debt.

NSPI has established the following available credit facilities:

| *(millions of $)* | Maturity | Maximum amount |
|---|---|---|
| **Long-term** | | |
| Shelf Prospectus | 2004 | $300.0 |
| **Short-term** | | |
| Commercial paper, with 100% backup line of credit | 1 Year Revolving | $350.0 |
| Operating credit facility | 1 Year Revolving | $100.0 |

| ***NSPI Credit Ratings*** | ***DBRS*** | | ***S&P*** | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| Long Term Corporate | A (low) | A (low) | BBB+ | BBB+ |
| Senior Unsecured Debt | A (low) | A (low) | BBB+ | BBB+ |
| Preferred Stock | Pfd-2 (low) | Pfd-2 (low) | P-2 (Low) | P-2 (Low) |
| Commercial Paper | R-1 (low) | R-1 (low) | A-1 (Low) | A-1 (Low) |

Based on the Company's available credit and credit ratings, and past experience in public financing since privatization, NSPI expects to have access to capital when needed.

### Accounts Receivable Securitization

In February 2002 NSPI renewed an agreement with a Canadian chartered bank whereby it can sell accounts receivable to the bank on a revolving basis. As of December 31, 2002, the company had sold $75.0 million of net accounts receivable (2001 - $71.0 million). The net proceeds from the sale were used to repay a portion of the company's debt, thereby reducing net interest costs. The agreement is in place until 2004.


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# Business Risks and Enterprise Risk Management

## Risk Management at Nova Scotia Power Inc.

The company's risk management activities are focused on those areas that most significantly impact profitability and quality of earnings. These risks include, but are not limited to, exposure to commodity prices, foreign exchange, credit risk and interest rates.

**Commodity Prices**

Substantially all of the company's annual fuel requirement for 2003 is subject to fluctuations in commodity market prices, prior to any commodity price risk management activities.

**Coal / Petroleum Coke**

Substantially all of the company's coal supply comes from international suppliers at prevailing market prices. The company has entered into fixed-price contractual arrangements with several coal suppliers to ensure reliability of both fuel supply and price. Physical contracts are used to hedge coal price risk due to the lack of liquidity in the financial markets for coal. Approximately 97% of coal and petroleum coke requirements for 2003 had been fixed as at December 31, 2002.

**Heavy Fuel Oil**

Nova Scotia Power manages exposure to changes in the market price of heavy fuel oil through the use of swaps. options and futures contracts. As at December 31, 2002, the price for approximately 70% of heavy fuel oil purchases for 2003, and a portion of anticipated requirements for 2004 had been fixed.

**Natural Gas**

The company has entered into a multi-year contract to purchase approximately 60 million cubic feet of natural gas per day. The contract fixes the price for a substantial portion of the gas volumes, with the balance exposed to market price fluctuations. The volumes exposed to market prices will be managed using either financial instruments or by selling natural gas at prices subject to market price fluctuations. NSPI's ability to sell natural gas is subject to the availability of pipeline transportation. The exposure to changes in gas prices for all anticipated gas purchases and sales for 2003 has been substantially reduced by December 31, 2002.

**Fuel Mix**

The risk inherent in the Canadian dollar cost of fuel is measured and managed on a portfolio basis. The ability to switch fuel provides a dynamic, operational and effective option in managing commodity price and supply risk.


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**Foreign Exchange**

In 2003, the company expects approximately 80% of its anticipated net fuel costs to be denominated in U.S. dollars, as $US income from sales of surplus natural gas will provide a natural hedge against a portion of $US denominated fuel costs. Forward and option contracts are used to manage the exposure to fluctuating $US exchange rates. Foreign exchange contracts are in place for approximately 50% of 2003 anticipated $US net fuel costs.

$US payments received from the U.S. portion of our investment in the Maritimes & Northeast Pipeline will be used to repay $US debt.

**Interest Rates**

Nova Scotia Power manages interest rate risk through a combination of fixed and floating borrowing and a hedging program. Prior to hedging, floating rate debt is estimated to represent approximately 16% of total debt in 2002. Interest forward rate agreements and swaps are used to fix rates on part of the floating rate debt, while interest rate caps are used to insure against extreme movements of interest rates on floating debt. For 2003, interest on approximately 67% of the company's anticipated floating debt is fixed at an average rate of 4.91%. An additional 20% is capped and collared at an average rate of 5.71%

Interest rate collars are used to partially hedge reinvestment risk on long-term fixed-rate debt. Fixed-rate debt maturities are limited in any one year and continually monitored to reduce rollover exposure.

**Credit Risk**

Credit risk arising as a result of contractual obligations between the corporation and other counterparties is managed by assessing the counterparties' financial creditworthiness prior to assigning credit limits based upon Board approved credit policies. The corporation frequently uses collateral agreements within its negotiated master agreements to further mitigate credit exposure.

**Regulatory Risk**

In December 2001 the Nova Scotia government released *Seizing the Opportunity: Nova Scotia's Energy Strategy*. The strategy for the electricity industry is to carefully increase competition over a prudent time frame. An Electricity Marketplace Governance Committee was established, to recommend to the Minister of Energy the implementation, development, structure and rules for the future electricity sector. In addition, consistent with recommendations put forward by Nova Scotia Power, the strategy indicates government will provide policy direction to the UARB to authorize open access transmission on NSPI facilities, and introduce competition in the wholesale market by 2005. The wholesale market comprises *six municipal electric utilities, and represents approximately* 1.6% *of* NSPI's *revenues. These two* recommendations will help Nova Scotia meet U.S. and other Canadian market reciprocity requirements, and thus facilitate electricity exports..

Broader restructuring of the electricity industry in Nova Scotia is not on the horizon in the medium term. The province's geographic location, the limits of inter-provincial transmission links, and the diversity of our customer base will help to reduce the impact of more significant move to restructuring on NSPI. In addition, the company is committed to enhancing its strong competitive and financial position by:


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- managing costs through enhanced capacity management, reduced fuel and operating costs and efficient capital investment;
- working with customers to help them reduce energy costs, including providing them with greater access to time-of-use pricing;
- continuously improving customer service.

**Natural Gas**

Natural gas is presently available in Nova Scotia only to a few customers (including NSPI) who are served directly off the M&NP mainline and laterals. The timeline for the wide availability of gas suffered a delay when Sempra Atlantic Gas, who had been awarded the distribution rights for the province in 2000, halted work and surrendered the franchise in 2001. During 2002 the UARB held a second round of gas distribution franchise hearings and its decision on a new franchise holder is pending.

The major residential use expected for natural gas is for space heating, which makes up approximately 20% of NSPI's residential load. The costs to convert from electric heat are significant. Accordingly, natural gas may have little appeal for existing homes, but may be more popular for new construction. NSPI's ongoing attention to cost control and pricing, and its efforts to provide customers with options for managing their energy needs, with such things as electric thermal storage units, which allow customers to store heat during non-peak hours, will assist the company in managing natural gas competition.

The relative price of natural gas versus furnace oil is a critical factor customers will consider when choosing between these two fuel sources. Emera Energy's customer service staff is working with our fuel oil customers to help them understand their energy needs and how best to manage them, to ensure that furnace oil continues to be an attractive fuel source.

NSPI has implemented a favorable "load retention rate" aimed at those industrial customers who have the option to self generate using alternative fuel sources. NSPI is of the opinion that the load retention rate will make electrical pricing to industrial customers competitive with alternative fuel sources, and assist in maintaining a broad customer base for system cost recovery.

**Environmental Considerations**

Nova Scotia Power is committed to meeting its business objectives in a manner that is respectful and protective of the environment, and in full compliance with legal requirements and company policy. This commitment was reinforced in 2002 as Nova Scotia Power continued implementation of the Nova Scotia Power environmental policy through ongoing development of ISO 14001 equivalent management systems within all of its wholly owned subsidiaries.

Our environmental management systems are integral to the appropriate identification and management of key environmental aspects of Nova Scotia Power's business. The environmental aspect of most significance to Nova Scotia Power is related to atmospheric emissions, particularly those associated with NSPI.

On December 17, 2002, the federal government ratified the Kyoto Protocol to reduce greenhouse gases. Nova Scotia Power recognizes the importance of climate change and is committed to support prudent Canadian abatement efforts. However, Nova Scotia Power is concerned that the lack of a clearly articulated implementation plan for Kyoto does not allow an accurate determination of the impact of


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ratification on the company and its customers.

Over the last few years, a number of other government initiatives, leading to future emission reductions for other pollutants, have been developed. The most recent initiative applicable to Nova Scotia Power is the Nova Scotia Energy Strategy that sets several emission reduction targets. Consultations are underway between Nova Scotia Power and the provincial government to discuss the implementation of these targets.

Nova Scotia Power has embarked on a process to develop an Air Emission Strategy that establishes a long-term approach to comprehensively deal with an entire suite of air emissions, including those linked to climate change. The strategy is being designed to integrate the environmental, economic and social factors related to the control of these emissions.

**Corporate Environmental Governance**

In late 2001 the Board of Directors formed an Environment, Safety and Security Committee. The Committee met several times throughout 2002 and continues to carry out its overview role. As a further improvement to corporate governance, the Executive Risk Management Committee has begun to more comprehensively monitor environmental issues that may impact profitability.

The Nova Scotia Power Environmental Council, made up of senior employees with working accountability for environment, continues to refine its role of guiding the implementation of programs that address key environmental issues.

Nova Scotia Power prepares annual environmental reports to describe in more detail our environmental initiatives. The most recent reports are available at www.Nova Scotia Power.com while historical reports can be found at www.nspower.ca/OurEnvironment.